


13002848

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

LOUDMOUTH GOLF, LLC
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

1155 Chess Drive # 102
Foster City, CA 94404
800-390-5116
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Larry Jackson
c/o Loudmouth Golf LLC
1155 Chess Drive #102
Foster City, CA 94404
800-390-5116
(Name, address, including zip code, and telephone number, including area code, of agent for service)

23009	**20-8329479**
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

The issuer does not have a Board of Directors. Pursuant to the terms of its Operating Agreement, the issuer is managed by its Managing Members. The persons listed below currently serve as the issuer's Managing Members.

Full Name	Business Address	Residential Address
Larry Jackson	1155 Chess Drive # 102 Foster City, CA 94404	5518 Sail Court Orlando, FL 32829
Scott Woodworth	1155 Chess Drive # 102 Foster City, CA 94404	21911 Hyde Road Sonoma, CA 95476
David Suzuki	1155 Chess Drive # 102 Foster City, CA 94404	25 Mountain View Place San Mateo, CA 94402

(b) the issuer's officers;

Full Name	Business Address	Residential Address
Larry Jackson Chief Executive Officer	5518 Sail Court Orlando, FL 32829	5518 Sail Court Orlando, FL 32829
Scott Woodworth President	1155 Chess Drive # 102 Foster City, CA 94404	21911 Hyde Road Sonoma, CA 95476
Marcie Low Chief Operating Officer	1155 Chess Drive # 102 Foster City, CA 94404	2501 Isabelle Ave San Mateo, CA 94403
Satoshi Kaneko Chief Information Officer	1155 Chess Drive # 102 Foster City, CA 94404	411 Beach Park Blvd. Foster City, CA 94404
Alan Wallace Executive Vice President	2569 Mayfair Lane Weston, FL 33327	2569 Mayfair Lane Weston, FL 33327

(c) the issuer's general partners;
Not Applicable.


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(d) record owners of 5 percent or more of any class of the issuer's equity securities

Name	Class	Percentage
Woodworth Living Trust[1]	**A**	**32.61%**
Larry Jackson	**A**	**24.46%**
David Suzuki	**A**	**20.38%**
Loudmouth Investment Group, LLC	**B**	**22.55%**

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name	Class	Percent of Class
Woodworth Living Trust[1]	**A**	**32.61%**
Larry Jackson	**A**	**24.46%**
David Suzuki	**A**	**20.38%**
Loudmouth Investment Group, LLC	**B**	**22.55%**

(f) promoters of the issuer;
Scott Woodworth, Founder

(g) affiliates of the issuer;
None

(h) counsel to the issuer with respect to the proposed offering;
Clark Hill Thorp Reed, 301 Grant Street, 14th Floor, Pittsburgh, PA 15219

(i) each underwriter with respect to the proposed offering:

Lake Forest Securities, LLC
39 S. LaSalle, Suite 716
Chicago, Illinois 60603
312-595-1970

Centennial Securities
Charlevoix Drive SE
Grand Rapids, Michigan 49456
616-942-7680

(j) the underwriter's directors;
James Buhler, David Buhler, and Rudy Scuglik

(l) the underwriter's general partners; and
None

(m) counsel to the underwriter.
Not Applicable

[1] Scott Woodworth and his wife are co-trustees of this trust for the benefit of their children and have voting control over these shares.



ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

We are not aware of any party identified in response to Item 1 that is subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

Not Applicable

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Michigan, Minnesota, Illinois, Indiana, Florida

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Not Applicable

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

None

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The Notes are being offered, and will be sold, pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, and Regulation A promulgated thereunder.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently offering or contemplating the offering of any additional securities.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

No such marketing arrangements are known to the issuer at the time of this filing.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No such expert has been named in the offering.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No solicitation of interest documents have been published by the issuer as of the date of the filing.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an Offering Circular which is not designated as a Preliminary Offering circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Preliminary Offering Circular
Subject to Completion, Dated September 19, 2013

Loudmouth Golf, LLC
1155 Chess Drive # 102
Foster City, CA 94404

$5,000,000
7% Fixed Rate Secured Notes Maturing on January 1, 2019

We are offering a minimum of Four Million Dollars ($4,000,000) and a maximum of Five Million Dollars ($5,000,000) in aggregate principal amount of debt securities in the form of secured promissory notes (the "Notes") that are nonconvertible. The Notes are being offered at face value with a fixed rate of 7% simple interest per annum with a maturity date of January 1, 2019. Interest accruing on the Notes is payable semi-annually on January 1 and July 1. The Notes are callable by the Company after 3 years from the date of issuance at 102% of their face value, and after 4 years at 101% of face value. The Notes will have a preference upon liquidation in light of their status as secured debt of the Company. The Notes will be issued under a Trust Indenture dated as of __________, 2013 (the "Trust Indenture") between U.S. National Bank National Association as Trustee (the "Trustee") and the Company. The Notes will be secured by a first priority lien on all of the Company's assets, including its inventory, accounts receivable, patents and copyrights, licensing agreements and bank accounts. A debt service reserve fund equal to one year of interest will be established by the Company upon issuance of the Notes and maintained until maturity.

The Notes will be offered to prospective investors on a best efforts basis by Lake Forest Securities, LLC, our dealer manager and a member firm of the Financial Industry Regulatory Authority, or FINRA. The offering period began when the Securities and Exchange Commission qualified the offering on _____________, 2013, and will terminate on the earlier to occur of: (i) the date that is not more than one hundred twenty (120) days thereafter; and (ii) the date which is sixty (60) days after the date on which at least $4,000,000 of Notes qualified hereunder have been sold. The Notes are being offered on an ongoing and continuous basis. Our dealer manager may engage other FINRA member firms as participating broker-dealers who will receive commissions on the sale of the Notes. Our dealer manager will receive selling commissions of 5% of the offering proceeds.

The minimum Note sold under this offering will be $5,000 and the maximum Note sold under this offering will be $5,000,000.

No dealer broker salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular, and if given or made such other information should not be relied upon as having been authorized by our Company or our dealer manager. This Offering Circular constitutes an offer to sell or solicitation of an offer to buy the Notes solely in the states of Michigan, Minnesota, Illinois, Indiana and Florida.

If you are a resident of a state other than the foregoing and have received this Offering Circular please return the Offering Circular to our Company or our dealer manager keeping no copies thereof. Neither the delivery of this Offering Circular nor any sale made hereunder nor the filing or other use of this Offering Circular shall create an implication that there has been no change in the affairs of the Company since the date hereof or imply that any information herein is accurate or complete as of any later date.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY

CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE SECTION ENTITLED 'RISK FACTORS" ON PAGE 3 BEFORE INVESTING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Distribution Spread

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per Note	$5,000	$250	$4,750
Total Minimum	$4,000,000	$200,000	$3,800,000
Total Maximum	$5,000,000	$250,000	$4,750,000

This Offering Circular contains forward-looking statements. All statements contained in this Offering Circular other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section herein. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.


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You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this Offering Circular or to conform these statements to actual results or revised expectations.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

FOR FLORIDA RESIDENTS ONLY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT IN RELIANCE UPON EXEMPTION PROVISIONS CONTAINED THEREIN. SALES MADE PURSUANT TO CERTAIN EXEMPTION PROVISIONS UNDER THE FLORIDA SECURITIES ACT TO FIVE OR MORE PERSONS IN THE STATE ARE VOIDABLE BY THE PURCHASER WITHIN THREE BUSINESS DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE PURCHASER TO THE ISSUER OR AN AGENT OF THE ISSUER OR WITHIN 3 DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER. A WITHDRAWAL WITHIN SUCH THREE DAY PERIOD WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS MEMORANDUM INDICATING ITS INTENTION TO WITHDRAW.

We have only qualified this Offering for offers to individual investors in the following jurisdictions: Michigan, Minnesota, Illinois, Indiana and Florida. Therefore, individual investors located outside of these jurisdictions should not expect to be eligible to participate in this Offering.

This Offering Circular, together with Financial Statements, Exhibits and other attachments, consists of a total of 167 pages.

[Remainder of page intentionally left blank]



OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. It does not contain all of the information you should consider before purchasing Notes. Therefore you should read the Offering Circular in its entirety, including the risk factors and the financial statements and related footnotes appearing elsewhere in this Offering Circular. References to "we", "us", or "our" and "the Company" generally refer to Loudmouth Golf LLC, a Delaware limited liability company.

Loudmouth was founded by Scott Woodworth in 2000. The Company began with a focus on designing, marketing and distributing LOUD men's golf apparel, with an emphasis on web-based sales and marketing. The Company has since expanded its product lines to include women's golf and recreation apparel and beach and ski apparel. The Company wholesales its products to a growing number of apparel retailers which include Golf Town, Nordstroms, Dick's Sporting Goods, Zappos, and PGA Tour Superstore.

The Company copyrights most if its designs and trademarks all of its logos to protect its intellectual property.

As a limited liability company, we operate pursuant to an Operating Agreement, and our owners hold equity interests in the Company. Pursuant to our articles of organization and operating agreement, we are managed by our member managers, Scott Woodworth, who is also President, and Larry Jackson, who is also Chief Executive Officer. For information regarding their respective backgrounds and experience and that of other key personnel of the Company, please refer to the section of this Offering Circular entitled "Directors, Executive Officers and Significant Employees of the Company."

Our principal offices are located at 1155 Chess Drive # 102 Foster City, CA 94404, and our telephone number is (800) 390-5116. For additional information regarding the Company or this Offering, you may write or call us at the foregoing address and telephone number.

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The Offering

The following summary contains basic information about the Notes being offered and is not intended to be complete It does not contain all the information that is important to you. For a more complete understanding of the Notes, please refer to the Section of this Offering Circular entitled "Description of Securities Being Offered" on Page 17.

Issuer	Loudmouth Golf LLC, a Delaware limited liability company
Offering Period	The Offering Period began when the Securities and Exchange Commission qualified the Offering on _____________, 2013, and will terminate on the earlier to occur of (i) the date that is not more than one hundred twenty (120) days thereafter, and (ii) the date which is sixty (60) days after the date on which at least $4,000,000 of Notes qualified hereunder have been sold. The Notes are being offered on an ongoing and continuous basis.
Securities Offered	A minimum of $4,000,000 and a maximum of $5,000,000 in aggregate principal amount of secured fixed-rate Notes.
Interest Rate	Seven percent (7%) per annum.
Maturity Date	January 1, 2019.
Interest Payment Dates	Semi-annually on January 1 and July 1.
Security	The Notes will be subject to a Trust Indenture and secured by a first priority lien on the Issuer's inventory, accounts receivable, patents and copyrights, licensing agreements, and bank accounts. A debt service reserve fund equal to one year of interest will be established by the Company upon issuance of the Notes and maintained until maturity. The Notes will rank senior to all of our future indebtedness, if any. The Indenture Trustee is U.S. Bank National Association.
Call Features	The Notes are callable at the option of the Company after three years from closing of this Offering at 102% of face value, and after four years from closing at 101%.
Use of Proceeds	See the Section entitled "Estimated Use of Proceeds" on Page 6 for a description.
Risk Factors	See the Section entitle "Risk Factors for a discussion of certain factors that you should carefully consider before investing in the Notes.



RISK FACTORS

You should carefully consider each of the following risk factors and all other information set forth in this Offering Circular, including the risks and uncertainties described below, before making an investment in our Notes.

An investment in our Notes is a speculative investment, and therefore, no assurance can be given that you will realize your investment objectives.

No assurance can be given that investors will realize a return on their investment in the Notes or that they will not lose their entire investment in our Notes.

There is no sinking fund to fund payments of principal or interest.

We are not required to periodically set aside funds which are dedicated to meeting future payments of principal or interest when due on the Notes, and may rely solely on future operating income as available to fund such payments.

We may not be able to generate sufficient cash to service our obligations under the Notes.

Our ability to service our obligations under the Notes, including the repayment of the principal and ongoing interest payments, will depend, among other things, on our future financial and operating performance, which will be affected by prevailing economic conditions and discretionary consumer spending, much of which is beyond our control. In the event that the Company is unable to repay the principal when due on the Notes from operating income, the Company may not be able to obtain suitable additional funding from the credit markets to repay such principal.

We may not be successful in executing our growth strategy.

The sports apparel market is highly susceptible to changing fashion trends and varying consumer preferences that we may not successfully predict or respond to in a timely fashion. Also, the highly competitive nature of the apparel industry and related ease of entry may result in increased competition.

The Company's business is susceptible to increases in costs related to raw material, foreign labor, fuel and shipping.

These costs are especially unpredictable for the Company because our key suppliers are in distant foreign locations. Also, our business could be adversely affected should new legislation be enacted restricting the importation or increasing the costs of apparel produced abroad.

While many of the Company's product designs are subject to certain trademark and copyright protections, we remain subject to possible challenges to our intellectual property rights. In addition, pursuing legal action against infringers may be cost prohibitive and hamper our ability to protect all of our intellectual property.

We are heavily dependent on our website for a significant portion of our sales, and thus our business could be materially harmed by viruses or other disruptions to our internet-based sales and by the imposition of internet sales taxes.

If we are unable to predict or respond in a timely manner to such changing trends and preferences, our sales volume could be quickly and significantly diminished.

We are dependent on certain key personnel.

Our future success depends, in significant part, on the continued services of Larry Jackson, Scott Woodworth, and our few other key employees. Any loss or interruption of our key personnel's services could have a materially adverse effect on our ability to remain profitable and implement our business plans, and we cannot be assured of replacing such personnel with equally qualified persons in a timely manner. The company does not currently maintain key-man life insurance policies on Mr. Jackson or Mr. Woodworth.

The primary manufacturing facility for the Company's products is located in China and is therefore subject to unpredictable disruptions due to political and labor issues or acts of God or other random events.

If any such disruptions were to occur, the Company would not be able to promptly secure another supplier, and could be subject to the loss of a substantial amount of prepaid raw materials which would substantially delay shipment of finished products to customers.

The Company regularly extends credit to its retail customers, many of which are small businesses.

These businesses may be particularly susceptible to downturns in the economy which could have a material effect on their ability to satisfy their credit obligations to the Company,

The Sale of the Notes is Restricted

Because there will be no established trading market for the Notes, it may be difficult or virtually impossible to sell your Notes.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

PLAN OF DISTRIBUTION

We are offering $5,000,000 in aggregate principal amount of Notes. The minimum purchase in this Offering is $5,000; however, we can waive the minimum purchase requirement at our sole discretion. **Accepted subscriptions for the minimum offering amount of $4,000,000 must be received, accepted by us and deposited with U.S. Bank National Association, the Trustee, in a non-interest bearing account before the proceeds of this offering will be released to us. If we have not received and accepted subscriptions for the minimum Offering amount by the date which is one hundred twenty (120) days after the date of this Offering Circular, then this Offering will terminate and the indenture trustee will promptly refund all purchase prices paid for Notes.**

The offers and sales of our Notes will be made on a "best efforts" basis by broker-dealers who are members of FINRA. Lake Forest Securities, LLC, our dealer-manager, will receive selling commissions equal to 5% of the gross proceeds of the Offering. *See* "**ESTIMATED USE OF PROCEEDS.**"

The Company and our dealer-manager have entered into a managing broker dealer agreement attached to this Offering Circular as Exhibit (1) for the sale of our Notes. Broker-Dealers desiring to become members of the selling group will be required to execute a participating dealer agreement with our dealer manager either before or after the date of this Offering Circular.

Offering Materials

This Offering of our Notes is made exclusively by this Offering Circular, the Offering Statement of which it is part, and the appendices, exhibits and supplements thereto. In addition to this Offering Circular, we may utilize certain sales material in connection with the Offering of our Notes, although only



when accompanied by or preceded by the delivery of this Offering Circular. In certain jurisdictions, some or all of our sales material may not be permitted and if so, will not be used in those jurisdictions.

The offering of Notes is made only by means of this Offering Circular. Although the information contained in our supplemental sales material will not conflict with any of the information contained in this Offering Circular, the supplemental materials do not purport to be complete, and should not be considered a part of this Offering Circular or the Offering Statement of which this Offering Circular is a part.

Subscription Procedures for the Notes

Prospective investors who meet the suitability standards may subscribe for Notes as follows:

- Review this entire Offering Circular and any exhibits and supplements accompanying this Offering Circular.

- Complete the execution copy of the Subscription Agreement. A specimen copy of the Subscription Agreement is included in this Offering Circular as Exhibit No. (4).

- Deliver your completed and executed Subscription Agreement to our dealer manager at the address set forth in the Subscription Agreement.

- If you are paying the purchase price for your Notes via check, deliver your check for the full purchase price to our dealer manager, and if you are paying via wire transfer, transmit your full purchase price to U.S. Bank National Association, the indenture trustee, pursuant to the wiring instructions in your Subscription Agreement.

- Your check should be made payable to "U.S. Bank National Association, as the Trustee under Trust Indenture for Loudmouth Golf, LLC." You may also deliver the purchase price of the Notes directly to the Trustee, pursuant to wiring instructions included in the Subscription Agreement.

Subscriptions· will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, we will promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days of receipt shall be deemed rejected.


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ESTIMATED USE OF PROCEEDS

The following table sets forth the estimated use of the proceeds from this Offering:

	If Minimum Sold Amount	If Maximum Sold Amount
Total Proceeds	$4,000,000	$5,000,000
Less:		
Offering Expenses[1]	150,000	150,000
Selling Commissions and Fees[2]	208,000	260,000
Net Proceeds	3,642,000	4,590,000
Use of Net Proceeds:		
Pay Off Existing Bank Credit Line[3]	750,000	750,000
One-Year Interest Reserve Fund	280,000	350,000
Pay Off Director/Executive Loans[4]	105,676[4]	132,096
Accrued Officer Payroll and Expenses[4,5]	93,640[4]	117,050
Tax Payments to Members for Previously Taxed Income[6]	321,018	321,018
Increased Inventory Purchases[7]	1,600,000	2,000,000
Increased Payroll[8]	200,000	500,000
Marketing/Advertising	100,000	100,000
Operations	100,000	100,000
Working Capital	91,666	219,837
Total Use of Net Proceeds	$3,642,000	$4,590,000

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[1] Offering Expenses include legal, accounting, printing, advertising, and other expenses of this Offering.

[2] Our dealer manager will receive selling commissions of 5% of the offering proceeds, which it will re-allow and pay to participating broker-dealers.

[3] These funds will be used to pay off the outstanding principal and accrued interest on the Company's $750,000 Line of Credit Loan with Old Florida National Bank, Orlando, Florida used to fund inventory purchases. This Line of Credit is guaranteed jointly and severally by Scott Woodworth, Larry Jackson, and David Suzuki.

[4] Scott Woodworth and Larry Jackson each made one-year loans in the principal amount of $50,000 to the Company in 2009 which matured in December 2010 and remain unpaid. These loans each have accrued interest due and owing of $32,095. Messrs. Woodworth and Jackson have waived the original maturity date and any penalties associated therewith. These loans continue to accrue interest based upon their original terms until paid. If only the minimum proceeds are raised in this offering, then 20% of the total payoff amount indicated for both the loan payoffs and the accrued officer payroll and expenses will be paid no sooner than 6 months after closing of the Offering.

[5] Represents accrued but unpaid salaries and expenses owed to Messrs. Woodworth and Jackson from 2011 to 2012. See "Remuneration of Member Managers and Officers."

[6] These amounts represent reimbursements of payments previously made to the IRS and State Governments by Scott Woodworth, Larry Jackson and David Suzuki to pay their respective individual tax liabilities attributable to their pro rata shares of the Company's Income, which flows through to such individuals as members of a limited liability company.

[7] During the last two years, the Company has not had sufficient cash to order enough inventory to meet consumer demand. The largest single use of cash will be to buy product to capitalize on demand that has historically exceeded supply. The Company believes that it has lost significant amounts of gross profit as a result of low inventory levels.

[8] The Company plans to hire key employees in the area of Sales, Information Technology and Manufacturing.

The Company does not anticipate having any cash flow or liquidity problems within the next 12 months, and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring payments by the Company. The Company is not subject to any litigation or unsatisfied judgments, liens, or settlement obligations.

The Company expects that the proceeds from this Offering will satisfy its cash requirements for the next 12 months without the need to raise any additional funds.

DESCRIPTION OF BUSINESS

General

The Company was founded by Scott Woodworth in 2000. After shopping for wild golf pants and finding nothing but boring khakis, he made his own boldly-patterned pants, and his simple trip to the local fabric store has turned into a globally - visible brand. After bursting onto the global scene with two-time Major winning golfer John Daly in 2009 wearing our brand, the Company's designs gained more worldwide exposure when they were worn by the Olympic Silver Medal Norwegian Curling Team during the 2010 Winter Games. The Company is being credited by its customers with bringing color and pattern back into style, as the likes of Puma, Adidas, Ralph Lauren, Prada, Louis Vuitton and Marc Jacobs are introducing bright colors and bold patterns since the emergence of our designs.

The Company started as a men's golf apparel company, and has grown into a worldwide men's and women's sportswear company that is expanding into other apparel and lifestyle sectors. Loudmouth has had an influence on the trend of sportswear becoming more colorful. Women also like the direction of Loudmouth fashion as indicated by our sales to that market. Loudmouth has benefitted by focusing on the niche market of extremely colorful and unique golf apparel. Although many apparel companies have begun to adopt the bright, colorful style into their own lines, Loudmouth has a 12 year head start in generating customer awareness and loyalty.

The Company is expanding into other categories such as ski apparel, beachwear and athletic wear. At the 2012 Summer Games in London, Loudmouth beachwear was prominently displayed during primetime NBC Olympic coverage and on The Today Show on athletes Todd Rogers and Phil Dalhausser, 2008 Olympic beach volleyball gold medalists.

Gross Profit for our fiscal year ended 2012 was 57%, or $4.5 million, on revenue of $7.9 million. Gross Profit for the six months ended June 30, 2013 was 55% , or $2.5 million, on revenue of $4.5 million. A significant portion of current sales are produced from our higher margin direct online web sales channel. Gross profit percentage is expected to decrease due to an expected increase in lower margin sales from our wholesale and distributor channels.

We currently have 31 employees, and expect to increase to 40 employees in the next 12 months by using a portion of the proceeds of this Offering. There are no collective bargaining agreements with our current employees. Our management intends to establish some form of an employee stock ownership plan within the next 15 months, since the current owners and board members believe it is an important part of employee morale and performance to participate in the success of the Company.

Our current offices are located at 1155 Chess Drive, Foster City, CA 94404, where we occupy units 100, 102, 103, 105 and 106. We pay $6,520.36 per month in rent for this space and common area utilities, and our lease is up for renewal on November 1, 2013.

Market Opportunity

In the United States alone, over $350 billion is spent annually on apparel. Currently best known for golf apparel, Loudmouth already attracts relatively high income golf consumers. Having successfully penetrated this market over the past 12 years, Loudmouth is now firmly established among golf apparel brands. The Company is now pursuing major new market opportunities in the ski and beach apparel markets in addition to the golf industry. The exercise/yoga/athletic wear market is also a potential market for Loudmouth's recognizable designs.

Product and Strategy

Loudmouth started with a limited marketing budget to build its brand in the ultra-competitive golf apparel segment. However, within 5 years, Loudmouth products and designs were identified and seen on primetime television at the US Open, British Open, PGA Championship, Australian Masters and numerous other PGA events. In addition, at least 15 LPGA members wear Loudmouth apparel on tour, including Pornanong Phatlum, Jee Young Lee and Jeong "JJ" Jang. Loudmouth clothing appears in major motion pictures such as *Hall Pass* and *Friends with Benefits,* and TV shows such as Jay Leno, Jimmy Kimmel, The David Feherty Show, Saturday Night Live, Disney, ABC Primetime, Golf Channel's flagship Big Break, and many others. Loudmouth builds its customer loyalty by providing a steady stream of creative new designs and products. Retailers were once hesitant to carry Loudmouth products because of their relative novelty, but are now major buyers. Our wholesale revenues have outpaced our web-based sales growth rate, increasing from 10% of revenue to 45% in just 3 years. What started out as a men's only apparel company is now also a women's apparel company, with over 40% of all of our sales now to women, effectively more than doubling our market potential in the same time span. Loudmouth copyrights most of its designs, trademarks all logos and aggressively protects its intellectual property.

International

Loudmouth's fastest growing sales segments are international wholesale, web sales, and distribution. The Company's total revenue for the year ended December 31, 2012 was $7.9 million. The percentage of the Company's revenue attributable to international operations by country is as follows: Europe (7%), Canada (8%), Japan (4%) and Australia (5%). Loudmouth recently obtained an exclusive e-commerce retailing license in China, a very difficult market for foreign entities to enter. This positions us to significantly expand our business into this potentially huge market as our brand awareness increases. Loudmouth's diversification into new product categories and world markets using its blossoming global brand will afford us the opportunity to substantially increase revenues and market opportunity.

Management

Loudmouth founder Scott Woodworth began the Company in 2000, and was the sole Member Manager of the Company through 2007. Mr. Woodworth received a B.A. from Brown University in Semiotics. Prior to starting Loudmouth, he was a self-employed freelance graphic designer for over 10 years, assisting such companies as AIG, Prudential Life and Janus with their marketing efforts. Larry Jackson became an investor in the Company in 2007 and became Chief Executive Officer in 2008. Mr. Jackson helped to fund our fledging brand and brought decades of business experience to our management as Chief Executive Officer. He joined the Company after spending much of his career in high-profile tech venture startups such as Cosine Communications and Ascend Communications. Alan Wallace, who is our Executive Vice President of Sales, is an executive who brings over three decades of high-level apparel sales experience to the Company, most recently with Perry Ellis International in Miami, Florida. Mr. Wallace oversees the Company's Director of Sales – North America who manages an independent sales representative network of 29 people. Marcie Low has been our Chief Operating Officer since May 2010.

Prior to joining the Company, Ms. Low was Chief Operating Officer of Minor Ventures in San Francisco, California. You should refer to the Section entitled "Managing Members, Officers, and Significant Employees of the Company" for additional information regarding our management.

Licensing

Our licensing division was only recently established, and thus our license agreements currently comprise less than 5% of the company's revenues. However, we are actively pursuing new licensing arrangements, and expect this segment of our business to grow.

As a licensor, the licensing of our products and designs is becoming an increasingly important part of our business as the Loudmouth brand becomes more firmly established and potential licensees are approaching us with increased frequency. The Company currently has 12 license agreements with such well-known companies as Golden Pacific/Travelers Choice Luggage, Miss Fantastic/Topline Swimwear, Croakies, USA Dawgs, Haas-Jordan Umbrellas and Druh Belts. Licensing expands the Loudmouth brand and profit potential with minimal capital investment. Other product categories that we are actively exploring or have implemented include Loudmouth wine, watches, headbands, tote bags, backpacks, neckwear, exercise wear, and pajamas.

As a licensee, we have entered into arrangements with top-shelf brands such as Sanrio (Hello Kitty), Nickelodeon (SpongeBob SquarePants), The Dallas Cowboys, and many popular NCAA Teams.

Our most important intellectual properties are the copyrights of patterns that are designed by the Company's founder/designer and the Loudmouth trademarks, samples of which are set forth below:

Copyrights


Disco Balls Black
Drop Cloth
Captain Thunderbolt
Dixie
CheezBurger
Shagadelic Black
Scribblz
Blue & Gold Splash
Palm Beach
Magic Buss

Registered Loudmouth logos:


LOUDMOUTH golf
LOUDMOUTH
Some Guys Come To Play™
LM™
The most fun you can have with your pants on™

Web-based Sales vs. Wholesale

Web-based sales currently account for approximately 55% of Loudmouth sales and wholesale sales account for approximately 45%. We expect the percentage of wholesale sales to increase over time as a result of greater acceptance of our LOUD designs in the market. Wholesale customers include, but are not limited to, International Distributors, Golf Town, Nordstroms, Dick's Sporting Goods, PGA Tour Superstores, and Zappos.

Marketing/Public Relations

Loudmouth currently has employees dedicated to marketing and public relations at our principal office in California. We hope to continue expanding our marketing team in other countries as funding permits.

Loudmouth historically has not had much of its revenue reflected in a typical order backlog. Loudmouth receives approximately 55% of its revenue from web-based direct to consumer sales, which are not reflected in order backlog. The other 45% of its revenue is derived from sales to distributors and retailers. Loudmouth has recently created a "future order" system which allows its retailers and distributors to place orders for future delivery. This system will allow us to start creating and tracking backlog information. We expect this future order system to allow us to better plan our production and to more accurately predict revenue from these channels in the future.

We outsource substantially all of our production to independent suppliers. The manufacturer that supplies most of our bottoms (pants, shorts, skorts, etc.) is located in China. This Chinese manufacturer has been our primary supplier since 2007, and two of our largest shirt manufacturers have been our supplier for those products since 2008 and 2010. The bulk of our purchases are shipped to our warehouse in Foster City, California. Product sold to some of our larger wholesale customers is shipped directly to them. We believe our suppliers can handle our forecasted growth.

Loudmouth's primary pants vendor has created a Made To Order (MTO) production line that enables our customers to custom tailor and customize their Loudmouth clothing online. Our MTO line provides us with flexibility to provide options to customers desiring to create Loudmouth products not available in our standard line, such as sport coats, hoodies and pants with cargo pockets, for example. We also utilize MTO to satisfy customer demand for items not in stock, but able to be produced from existing fabric in stock.

The Company is an approved licensee for approximately 40 NCAA school programs. Using the MTO system, a customer can order our products in their school's colors and with their school's embroidered logo. We expect that this particular market segment will continue to grow as we become the licensee for more schools.

We also expect to utilize MTO, which allows for minimal inventory and rapid order turnaround, for our upcoming Chinese ecommerce website which we expect to have operational on or before the end of 2013.

The Company's LMx Membership Club allows many of our biggest fans to join this club for a quarterly fee and receive items created exclusively for club members. This program has been in place for less than a year and continues to add members.

The Company's Licensee Drop Ship Program enables the Company to take orders of licensed products and have the licensee ship the product directly to the customer without the Company ever having to take delivery of the products.

The Company has foreign shipping depots, which are wholly owned subsidiaries, in Canada, the United Kingdom and Australia.

Most of our diversification into new product lines will come from licensing our patterns to various companies in the markets the Company would like to enter. This enables the Company to enter new markets with experienced partners while lowering the financial barrier to entry and increasing the likelihood of success.

The majority of the Company's revenue is derived from the golf apparel business. Approximately 55% of the Company's revenue comes from www.Loudmouthgolf.com, the Company's website. This is an established method of sales for our types of products, as indicated by the numerous companies that sell golf apparel on the internet, including Nike, Golfsmith and Dick's Sporting Goods. The Company also sells its products to golf shops on and off the course and to sporting goods stores and other retailers. There are many brand names that the Company competes with in this market, including such well-established names like Nike, Adidas and Puma. Many of the Company's competitors have significantly greater revenue and market share. The Company's competitive advantage against these large competitors is its distinctive LOUD designs. The Company does not expect the golf apparel market to grow significantly; instead, we expect the Company's growth in this market to come primarily from taking market share from some of the less colorful, non-distinctive golf apparel brands, in addition to expanding our product line outside the world of golf and internationally. The Company does not compete on price, but rather through our distinctive (clearly Loudmouth) designs.

We believe that the proceeds from this Offering will enable us to better meet demand for our products by allowing us to fund product purchases during our seasonally slow sales periods. The offering proceeds will also assist in the reduction of production costs by allowing us to purchase fabric in greater quantities which yield volume discounts.

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CAPITALIZATION

Set forth below is the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this Offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of: 6/30/2013	As Adjusted Minimum	Maximum
Debt:			
Short Term Debt (Average interest rate 9%)	$ 110,000	$ 0	$ 0
Long Term Debt (Average interest rate 5.5%)	$ 749,434	$4,000,000	$5,000,000
Total Debt	$ 859,434	$4,000,000	$5,000,000
Members' Equity	$2,477,404	$2,653,888	$2,653,888

MANAGING MEMBERS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES OF THE COMPANY

The following list names each person who serves as a director, executive officer, or senior employee of the Company:

Name	Age	Position
Larry Jackson	50	Managing Member and Chief Executive officer
Scott Woodworth	52	Managing Member and President
David Suzuki	46	Managing Member
Alan Wallace	59	Executive Vice President, World-Wide Sales
Marcie Low	43	Chief Operating Officer
Satoshi Kaneko	40	Chief Information Officer
Michelle Bejarano	44	Controller

Scott Woodworth, Loudmouth's founder, began the Company in 2000, and was the sole manager of the company through 2007. Mr. Woodworth received a B.A. from Brown University in Semiotics. Prior to starting Loudmouth, he was a self-employed freelance graphic designer for over 10 years, assisting such companies as AIG, Prudential Life and Janus with their marketing efforts. He has served as our President and a Managing Member since he founded the Company in early 2000.

Larry Jackson has served as our Chief Executive Officer and a Managing Member since 2008. From 2002 through 2007, Mr. Jackson was engaged as a consultant to and investor in multiple real estate investments and high technology startups. Before joining the Company, Mr. Jackson served as Senior Vice President of Worldwide Sales for Cosine Communications from 1998 to 2002. He has also served as Vice President of Sales in Asia Pacific and General Manager and Vice President of Europe Middle East and Africa for Ascend Communications from 1993 to 1998. Mr. Jackson received a B.S. degree in Computer and Electrical Engineering from the University of California at Santa Barbara in 1986.

David Suzuki has been a Managing Member of Loudmouth Golf since 2007. From 2008 to the present, Mr. Suzuki serves as Chief Executive Officer and Founder of KargoCard, a leading prepaid processing and distribution company in China. Before joining the Company, Mr. Suzuki served as a partner of Worldview Technology Partners, a Silicon Valley-based venture capital fund with over US$1.3 Billion under management, from 1998-2008. Prior to Worldview, Mr. Suzuki was an associate at JAFCO America Ventures. Mr. Suzuki began his career in Tokyo where he worked for Ernst & Young and Lehman Brothers Japan. Mr. Suzuki graduated from the University of California, Berkeley with a B.A. degree in Economics.

Alan Wallace has served as the Company's Executive Vice President, World-Wide Sales since April 2009, and has over 30 years of sales experience in the apparel industry. Prior to joining the Company, Mr. Wallace served as National Sales Manager at Perry Ellis International in Miami, Florida from January 2005 to March 2009, as Senior Vice President of Alan Stuart from 2001 to 2005, as Executive Vice President of Guy Laroche Paris from 1999 to 2001 and as Executive Vice President of Sales and Merchandising from 1993 to 1999.

Marcie Low has been Chief Operating Officer of the Company since May 2010. Prior to joining the Company, she served as Chief Operating Officer of Minor Ventures in San Francisco from November 2005 to February 2010, and as a Senior Director of Human Resources of Grand Central Communications from March 2004 to October 2005. Ms. Low received a B.S. degree in Managerial Economics from the University of California at Davis in 1993.

Satoshi Kaneko has been the Company's Chief Information Officer since 2008. While he devotes approximately 30 hours per week to the Company, he also serves as a Senior Development Manager for Oracle, a position he has held since 2006. He received a Masters of Information Engineering from Hiroshima University in 1998.

Michelle Bejarano has served as the Controller of the Company since October 2012. She served as the member manager of her public accounting firm, Bejarano, PLLC, from February 2007 to September 2013. She previously served as Accounting Manager of Ryland Homes from December 2004 to March 2007, and as Audit Manager of Barry & Moore, PC from May 1999 to December 2004. Ms. Bejarano received a B.S. degree in Accounting from Arizona State University in 1998 and has been a Certified Public Accountant licensed in Arizona since February 2006.


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REMUNERATION OF MANAGING MEMBERS AND OFFICERS

Set forth below is the aggregate annual remuneration of each or the three highest paid persons who are officers or directors as a group during the Company's last fiscal year:

		Cash	Other[9]
Scott Woodworth	President and Managing Member	$137,220	$96,633
Larry Jackson	Chief Executive Officer and Managing Member	$130,596	$26,783
Alan Wallace	Executive VP World-Wide Sales	$104,968	
Satoshi Kaneko	Chief Information Officer	$85,000	
Marcie Low	Chief Operating Officer	$58,378	
David Suzuki	Managing Member		$160,000
Total:		$516,162	$283,416
Managing Members as a group (3)		$267,816	$283,416

Accrued But Unpaid Remuneration to be Paid from Offering Proceeds:

	Scott Woodworth		Larry Jackson		David Suzuki	Total	
	$4 Million Min	$5 Million Max	$4 Million Min	$5 Million Max	Min/Max	$4 Million Min	$5 Million Max
Accrued payroll and commissions (2011-2012)	$2,800	$3,500	$68,926	$86,158		$71,726	$89,658
Reimburse expenses (2012)			$21,914	$27,392		$21,914	$27,392
Total partner's receivable from Loudmouth (for 2011 and 2012 taxes)	$80,200	$80,200	$162,710	$162,710	$78,108	$321,018	$321,018
Total	$83,000	$83,700	$253,550	$276,260	$78,108	$414,658	$438,068

[9] Consists of payments made by the Company toward these individuals' 2011 and 2012 income tax liabilities on the Company's net income attributable to them, except for $16,206 included in Mr. Woodworth's other compensation for health insurance. These amounts did not cover the full income tax liabilities of these individuals attributable to their share of the Company's net income. The Company intends to reimburse these individuals for the balance of such tax liabilities from a portion of the proceeds of this offering as set forth in the "Estimated Use of Funds".

Other than the capital contributions from our equity owners and loans from Messrs. Jackson, and Woodworth, we are not doing business with any of our managing members, officers, key personnel or 10% owners of our equity interests or any of their relatives.

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24

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below are the percentages of the Company's voting securities held of record by or for the benefit of:

(1) each of the three highest paid persons who are officers and directors of the issuer;

(2) all officers and directors as a group; and

(3) each shareholder who owns more than 10% of any class of the issuer's securities:

Title of Class	Name and address of Owner	Percentage owned before and after offering
A	The Woodworth Living Trust [10] 21911 Hyde Road Sonoma, CA 95476	32.61%
A	Larry Jackson 7512 Phillips Blvd. No. 60-254 Orlando, Florida 32819	24.46%
A	David Suzuki 25 Mountain View Pl. San Mateo, CA 94402	20.38%
B	Loudmouth Investment Group, LLC 1155 Chess Drive # 102 Foster City, CA 94404	22.55%
B	Alan Wallace 2569 Mayfair Lane Weston, FL 33327	.39%
B	Satoshi Kaneko 411 Beach Park Blvd. Foster City, CA 94404	1.2%
B	Marcie Low 2501 Isabelle Ave San Mateo, CA 94403	1.2%
A and B	All Officers and Managing Members as a group	80.24%

[10] Scott Woodworth and his wife are co-trustees of this trust for the benefit of their children and have voting control of these shares.

DESCRIPTION OF SECURITIES BEING OFFERED

The securities being offered hereby are 7% fixed rate secured notes (the "Notes") that are nonconvertible and mature on January 1, 2019. Interest accruing on the Notes at the fixed rate of 7% per annum is payable semi-annually on January 1 and July 1. The Notes are callable after 3 years from the date of issuance at 102% of their face value, and after 4 years at 101% of face value. The Notes will have a preference upon liquidation in light of their status as secured debt of the Company. The Notes will be issued under a Trust Indenture dated as of ____________, 2013 (the "Trust Indenture") pursuant to the Trust Indenture Act of 1939, between U.S. Bank National Association, as Trustee (the "Trustee") and the Company, and will be secured by a first priority lien on all of the Company's inventory, accounts receivable, patents and copyrights, licensing agreements and bank accounts. A debt service reserve fund equal to one year of interest will be established by the Company upon issuance of the Notes and maintained until maturity. The Notes will rank senior to all of the Company's future indebtedness, if any.

Under the Trust Indenture, the Company will be required to maintain a minimum interest coverage ratio (EBITDA to annual interest) of 1.25 to 1.

The Notes provide that each of the following constitutes an Event of Default with respect to the Notes:

(a) our failure to make payment when due under the Notes (i) of any interest payment within five business days of when the interest payment is due or (ii) of the entire outstanding balance of principal and interest on the maturity date;
(b) our breach of any term of the Trust Indenture; or
(c) if we voluntarily file petition under the Federal Bankruptcy Code or under any similar or successor Federal statute relating to bankruptcy insolvency arrangements or reorganizations; or if we fail to obtain a vacation or stay of involuntary proceedings brought for the reorganization dissolution or liquidation of us; or if we are adjudged bankrupt or upon our dissolution business failure or discontinuance as a going concern business; or if a trustee or receiver shall be appointed for us or for our property; or if there is an attachment, execution, or other judicial seizure of any portion of our assets and such seizure is not discharged within ten 10 days.

If any Event of Default occurs and is continuing, at the option of the holders the entire outstanding principal balance due under the Notes and all accrued and unpaid interest on the Notes will become immediately due and payable by us without further action or notice at the option of the holders.

All Notes will be issued in fully registered form. The Company is entitled to treat the registered holder shown on its records as the owner of the Note for all purposes. Ownership of Notes may be registered In the name of any two or more named persons as joint tenants with right of survivorship as tenants in common or as tenants by the entireties and payment of principal and interest on any Notes so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

If a holder loses his or her Note or the Note is stolen or destroyed, the Company will issue a new Note in the place of the lost, stolen or destroyed Note if the holder gives the Company a bond sufficient to indemnify the Company against any claim that may be made against it on account of the alleged loss, theft or destruction of any Note or the issuance of a new Note.

There is no public market for the Notes and none is expected to develop for their purchase and sale.

Beginning with the 2013 fiscal year end, in addition to the financial information provided in this Offering Circular, the Company will provide a copy of its financial statements to all holders of Notes within 120 days after the end of each fiscal year.

We urge you to read the Notes and the Trust Indenture because they, and not this description, will fully define your rights as a holder of the Notes. A copy of the proposed form of Notes and the Trust Indenture are attached as Exhibits (3)(b) and (3)(c).

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FINANCIAL STATEMENTS

LOUDMOUTH GOLF, LLC

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013 AND DECEMBER 31, 2012 AND 2011

UNAUDITED



LOUDMOUTH GOLF , LLC
CONSOLIDATED BALANCE SHEETS
UNAUDITED

	June 30, 2013	December 31, 2012	December 31, 2011
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$ 722,829	$ 340,560	$ 217,333
Account receivable, net	651,035	782,801	576,080
Prepaid expenses	104,516	80,412	-
Vendor deposits	527,918	336,128	84,737
Inventory	2,159,470	2,142,586	2,350,076
Total current assets	4,165,768	3,682,487	3,228,226
OTHER ASSETS	77,644	27,644	21,396
Total assets	$ 4,243,412	$ 3,710,131	$ 3,249,622
LIABILITIES AND MEMBERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable and accrued expenses	$ 814,414	$ 612,580	$ 614,004
Deferred revenue	92,160	87,207	-
Related party notes payable	110,000	120,000	120,000
Line of credit	749,434	603,057	400,000
Total current liabilities	1,766,008	1,422,844	1,134,004
Total liabilities	1,766,008	1,422,844	1,134,004
MEMBERS' EQUITY	2,477,404	2,287,287	2,115,618
Total liabilities and members' equity	$ 4,243,412	$ 3,710,131	$ 3,249,622

The accompanying notes are an integral part of these balance sheets.


29

LOUDMOUTH GOLF, LLC
CONSOLIDATED STATEMENTS OF INCOME
UNAUDITED

	Six months ended June 30, 2013	Year ended December 31, 2012	Year ended December 31, 2011
REVENUE			
Revenue	$ 4,526,540	$ 7,861,738	$ 8,525,164
COSTS OF GOODS SOLD			
Costs of goods sold	$ (2,059,255)	$ (3,381,876)	$ (4,286,976)
Gross profit	$ 2,467,285	$ 4,479,862	$ 4,238,188
EXPENSES			
Sales and marketing	$ 1,018,219	$ 1,737,798	$ 1,339,844
Operations	186,959	396,666	357,221
General and adminstrative	970,429	1,863,433	1,651,917
Total expenses before interest	2,175,607	3,997,897	3,348,982
NET INCOME BEFORE INTEREST	291,678	481,965	889,206
Interest expense	25,206	43,086	38,074
NET INCOME	$ 266,472	$ 438,879	$ 851,132

The accompanying notes are an integral part of these statements.


30

LOUDMOUTH GOLF, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
UNAUDITED

	Paid-in Capital	Retained Earnings	Total Members' Equity
Balance, December 31, 2010	$ 125,100	$ 1,353,518	$ 1,478,618
Contributions	230,000	-	230,000
Distributions	-	(444,132)	(444,132)
Net Income 2011	-	851,132	851,132
Balance, December 31, 2011	355,100	1,760,518	2,115,618
Distributions	-	(267,210)	(267,210)
Net Income 2012	-	438,879	438,879
Balance, December 31, 2012	355,100	1,932,187	2,287,287
Distributions	-	(76,355)	(76,355)
Net Income period ending June 30, 2013	-	266,472	266,472
Balance, June 30, 2013	$ 355,100	$ 2,122,304	$ 2,477,404

The accompanying notes are an integral part of these statements.


31

LOUDMOUTH GOLF, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED

	Six months ended June 30, 2013	Year ended December 31, 2012	Year ended December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 266,472	$ 438,879	$ 851,132
Adjustments to reconcile net income to net cash flows from operating activities-			
Net changes in assets and liabilities-			
Receivables	131,766	(206,721)	(97,174)
Prepaid expenses	(24,104)	(80,412)	-
Vendor deposits	(191,790)	(251,391)	(84,737)
Inventory	(16,884)	207,490	(742,150)
Other assets	(50,000)	(6,248)	(11,451)
Accounts payable and accrued expenses	210,027	41,805	128,388
Deferred revenue	(3,240)	43,978	-
Total adjustments	55,775	(251,499)	(807,124)
Net cash flows provided by operating activities	322,247	187,380	44,008
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments on related party notes payable	(10,000)	-	-
Proceeds from bank line of credit	149,000	962,079	600,000
Repayments on bank line of credit	(2,623)	(759,022)	(410,796)
Members' contributions	-	-	230,000
Members' distributions	(76,355)	(267,210)	(444,132)
Net cash flows used by financing activities	60,022	(64,153)	(24,928)
NET INCREASE IN CASH AND CASH EQUIVALENTS	382,269	123,227	19,080
CASH AND CASH EQUIVALENTS - Beginning of year	340,560	217,333	198,253
CASH AND CASH EQUIVALENTS - End of year	$ 722,829	$ 340,560	$ 217,333
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION			
Cash paid during the year for interest	$ 17,427	$ 25,228	$ 15,278

The accompanying notes are an integral part of these statements.


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LOUDMOUTH GOLF, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013 AND DECEMBER 31, 2012 AND 2011

UNAUDITED

(1) COMPANY OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Organization-

The financial statements presented are those of Loudmouth Golf, LLC ("the Company"). The company was organized with the purpose of creating new LOUD designs for men's golf apparel. The Company was organized as a limited liability company under the laws of the state of Delaware and was formed in January, 2007. The Company has its principal offices located in Foster City, California. The Company sells its apparel through its website and also sells wholesale merchandise to retailers. The Company has wholly owned subsidiaries located in Canada, the United Kingdom and Australia which sell, warehouse and ship the Company's products. As a percentage of the Company's total revenue, Canada, United Kingdom and Australia represent 8%, 7%, and 5% respectively.

Recognition of Income and Expenses-

Income and expenses are recognized on the accrual method. The Company recognizes revenue when title transfers to the customer, which is typically at shipping point. Revenue is generally realized or realizable and earned when all of the following criteria are met: 1) persuasive evidence of an arrangement exists between the company and the customer(s); 2) delivery has occurred; 3) the price to the customer is fixed or determinable; and 4) collectability is reasonably assured. Expenses are recognized when incurred rather than when paid.

Cash and Cash Equivalents-

The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents may include cash deposits, money market funds and CDs. The carrying amount approximates fair value because of the short maturity of the instruments. The Company maintains cash in bank accounts that, at times, exceed federally insured limits. The Company maintains its cash and cash equivalents with high quality financial institutions and does not believe it is exposed to any significant financial risk.

Principles of Consolidation-

The consolidated financial statements include the balances of Loudmouth Golf, LLC and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Income Taxes-

The Company is a limited liability company and therefore, does not incur income taxes. The income of the Company is taxed at the member level on their pro rata share of income and expenses.

The income of the foreign subsidiaries is subject to income tax in their respective legal jurisdictions. The amount for all periods presented is immaterial and included in general and administrative expenses.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of June 30, 2013 and December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*:

Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Shipping and Handling Costs-

The Company's shipping and handling costs are reported as a component of Costs of Goods Sold in the Statements of Income.

Trade Receivables-

The Company's accounts receivables consist primarily of wholesale distributor sales. The company analyzes its accounts receivable on a quarterly basis. Management uses its discretion and past sales and receivables experience to determine its allowance for doubtful accounts. Bad debt expense was $65,613 for the period ended June 30, 2013 and $53,625 and $11,101 for the years ended December 31, 2012 and 2011, respectively.

Inventory-

All inventories are valued at lower of cost or market with cost determined by the average cost method.


34

Return Policy-

The Company generally accepts returns and exchanges up to 45 days from the date of purchase. Most of the Company's customers whom have sales returns are given store credits for the return of store merchandise. Returns are treated as a reduction in revenues when received and returned to inventory at that time. Wholesale returns must be approved by management and obtain a return authorization. Historically, sales returns and exchanges have been immaterial. As of June 30, 2013 and December 31, 2012 and 2011, Management does not believe a reserve for sales returns is necessary.

Members' Equity-

The Company pays equity distributions to the Company's members to pay their income tax liability attributable to their pro rata share of the Company's profits.

Concentration of Risk-

The Company is dependent upon apparel manufacturers to manufacture its products. One supplier accounted for approximately 83%, 82% and 79% of total purchases for the period ended June 30, 2013 and years ended December 31, 2012 and 2011, respectively. Management believes other suppliers could provide similar products on comparable terms. A change in suppliers, however, could cause a delay in fulfillment of customer orders and a possible loss of sales, which could adversely affect operating results. Management believes that the Company maintains sufficient inventory levels to minimize the impact that a change in suppliers would have on operating results.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*:

Advertising Expense-

The Company expenses advertising costs as incurred. The Company incurred advertising costs of $259,731, $467,616 and $186,304 during the six months ended June 30, 2013 and the years ended December 31, 2012 and 2011, respectively.

(2) OPERATING LEASE COMMITMENTS:

The Company leases its headquarters and foreign subsidiary locations through operating leases. As of June 30, 2013 minimum future rental commitments under these operating leases are $27,600 for the year ending December 31, 2013. There are no further rental commitments for the years thereafter. Rent expense was $38,400, $63,000 and $46,812 for the six months ended June 30, 2013 and the years ended December 31, 2012 and 2011, respectively.

LOUDMOUTH GOLF, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013 AND DECEMBER 31, 2012 AND 2011

UNAUDITED

(3) INVENTORY:

Inventory is valued at the lower cost or market with cost determined by the average cost method. Inventories consisted of the following:

	June 30, 2013	December 31, 2012	Decmeber 31, 2011
Raw materials	$ 344,307	$ 386,193	$ 273,473
Finished goods	1,815,163	1,756,393	2,076,603
Total inventory	$ 2,159,470	$ 2,142,586	$ 2,350,076

(4) RELATED PARTY NOTES PAYABLE:

The related party notes payable with members and one executive are unsecured debt with interest calculated at the annual yearly simple rate of 9%. The notes are due upon demand. The notes consisted of the following:

	June 30, 2013	December 31, 2012	Decmeber 31, 2011
Balance	$ 110,000	$ 120,000	$ 120,000
Principal payments	10,000	-	-
Interest expense	5,338	10,827	22,274


36

LOUDMOUTH GOLF, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013 AND DECEMBER 31, 2012 AND 2011

UNAUDITED

(5) LINE OF CREDIT:

The Company has a $750,000 bank line of credit. The line bears an interest rate at prime plus 1.0% per annum. It is secured by all Company assets and personally guaranteed by the Company's members. The line of credit expires June, 2014. The Company is in compliance with all financial covenants imposed by the line of credit agreement. The line of credit consisted of the following:

	June 30, 2013	December 31, 2012	December 31, 2011
Balance	$ 749,434	$ 603,057	$ 400,000
Interest expense	$ 17,660	$ 29,221	$ 15,278
Interest rate	5.5%	5.7%	5.7%

(6) INTERIM PERIOD:

In the opinion of the Company's management, the financial statements for the interim period ending of June 30, 2013 have been represented fairly, in all material respects in accordance with generally accepted accounting principles. In management's opinion, all adjustments necessary for a fair statement of results for the interim period have been included. All such adjustments are of a normal recurring nature.

(7) FOREIGN EXCHANGE TRANSLATION:

The functional currency of the Company is in U.S. Dollar; accordingly, the Company's financial assets and liabilities are translated into U.S. dollars at the end-of-period exchange rates, while non-financial assets and liabilities are translated into U.S. dollars using historical exchange rates. Income and expense items are translated at average exchange rates in effect during the period. Foreign currency gains or losses are included in operations.

(8) SUBSEQUENT EVENTS:

Management has evaluated all subsequent events through the date the financial statements were available to be issued on September 15, 2013. No subsequent events occurred during this period which would require adjustment to or disclosure in the financial statements.


37

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as the underwriter/dealer-manager in an offering statement filed with the Securities and Exchange Commission by Loudmouth Golf, LLC pursuant to Regulation A in connection with a proposed offering of 7% fixed rate secured notes to the public.
2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its members and officers, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.
3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Lake Forest Securities, LLC

By: [signature]
Name: Scott A. VanderWerp
Title: Michigan Branch Manager
Date: 9/19/2013

PART III – EXHIBITS

Index to Exhibits

*Signed Opinion to be filed by Amendment

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Foster City, State of California, on September 18, 2013 .

LOUDMOUTH GOLF, LLC

By: [signature]
Larry Jackson
Chief Executive Officer and Managing Member

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
[signature] Larry Jackson	Chief Executive Officer and Managing Member	September 18, 2013
[signature] Scott Woodworth	President and Managing Member	September 18, 2013

EXHIBIT (1)

Dealer Agreement



April 15, 2013

Loudmouth Golf LLC
1155 Chess Dr. Ste 102
Foster City, CA 94404
C/O Larry Jackson

Dear Larry,

We understand that Loudmouth LLC, a corporation with principal offices located in Foster City, CA (hereafter referred to as the "Borrower") proposes to incur certain debt associated with the construction of or refinancing of their facilities (the "Project") in an amount not to exceed $5,000,000.00. As described in this letter (the "Letter of Engagement"), Lake Forest Securities, L.L.C. (LFS) proposes to provide funds to finance the Project through a public offering of direct obligation corporate bonds or municipal bonds (the "Bonds") to be underwritten on the following general terms:

1. Amount – Not to exceed $5 million or such other amount as the Borrower and LFS may determine is adequate to complete payment for the Project.

2. Date – The date for issuing the Bonds will be mutually selected by LFS and the Borrower.

3. Form of Financing – The financing will be in the form of a taxable and/or tax-exempt direct obligation of municipal bonds in the usual and customary form for financing of this type and amount, all subject to the approval of legal counsel of the Borrower, legal counsel for LFS, and if considered appropriate by LFS, by nationally recognized bond counsel. As part of its services, LFS will consult with the Borrower to determine the optimal financing structure taking into account the possibility that a portion of the Bonds may be issued through a municipal conduit issuer (the "Conduit Issuer")., however, LFS will explore possibilities of fixed rate structures as well.

4. Security __ The Bonds shall constitute a direct obligation of the Borrower under the terms of the trust indenture pursuant to which the Bonds are issued, or in the case of tax-exempt and taxable municipal Bonds, the Borrower's payment obligation will be evidenced by a loan agreement between the Conduit Issuer and the Borrower. The Bonds, the Borrower's obligations under the loan agreement, may be secured by a first mortgage on the Borrower's property as well as a pledge of the Borrower's revenues, as required by LFS. The trust indenture shall provide for the option of issuance of additional bonds to fund future projects, subject to certain conditions.

5. Determination of Coupon Interest Rates – At the time of issuance of the Bonds, the Borrower, LFS, and if applicable, the Conduit Issuer, shall



mutually determine the principal amortization and maturity dates of the Bonds, which will enable LFS to sell the entire issue of Bonds at 100% of the principal amount thereof under conditions then current in the capital markets. LFS underwriting fee will be as stated below. The terms and conditions, including interest rates, upon which the Bonds are issued, will be based on the experience of LFS in underwriting similar issues.

6. Underwriting Fees – The underwriting fee is assessed at the time the financing is complete and will be 5.0 % of funds borrowed.

7. Disbursements – The Borrower recognizes that it will incur certain costs including, but not limited to, preparation and examination of legal documents by bond counsel, Borrower's counsel, LFS counsel. In addition, the Borrower will incur charges related to the bond trustee acceptance fees, state registration fees, printing of the offering document, and use of the rating (if applicable). The Borrower shall pay the annual fees of the bond trustee, and shall provide audited financial statements of the Borrower to LFS. In the event the Bonds are issued as fixed rate municipal bonds, the Borrower will be required to file audited financial statements annually with nationally recognized information repositories. A Phase I Environmental Audit, real property appraisal (if required), and a title insurance policy in favor of the Bank may be required if a mortgage is required as part of the underwriting.

This letter is not a commitment to underwrite the Bonds, but is intended to be a statement of mutual intention to complete the transaction outlined herein, it being recognized that many material details of the financing can only be determined at the time definitive documents have been drafted and mutually agreed upon. It is understood that the carrying out of this proposal shall be subject to the following conditions being satisfactory to LFS at the time a bond purchase agreement would be signed and the Bonds are offered for sale to the public: (1) compliance with all federal and state laws and regulations, (2) the financial and operational position of the Borrower, (3) the absences of claims and litigation not covered by insurance, (4) an adequate legal (non-usurious) interest rate being applicable to the Bonds, (5) general political, economic and market conditions being such that, as indicated in paragraph 5, LFS in its judgment will be able to sell the Bonds at 100% of the principal amount thereof in the then current market, (6) the underwriter's due diligence investigation of the affairs of the Borrower and of the proposed collateral not revealing circumstances which, in the judgment of LFS, would present material risks not reasonably contemplated by or disclosed to LFS on the date hereof, (8) delivery of an approving opinion of nationally recognized bond counsel in respect of any municipal bonds.

If this Letter of Engagement is substantially in accordance with your understanding, please approve and return. Upon receipt, we will promptly approve and return an executed copy to you.

Respectfully submitted,

Scott A. VanderWerp
Michigan Branch Manager
Lake Forest Securities, L.L.C.
17895 Hidden Acres Lane
Grand Haven, MI 49417

ACCEPTED:

Loudmouth Golf LLC
Larry Jackson

By: Larry Jackson

Dated: 7/31/13

ACCEPTED AND APPROVED:

Lake Forest Securities L.L.C.
Scott VanderWerp

By: Scott VanderWerp

Dated: 8/1/13

<u>EXHIBIT (2)(a)</u>

Certificate of Formation


45

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "LOUDMOUTH GOLF, LLC" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF FORMATION, FILED THE TWENTY-THIRD DAY OF JANUARY, A.D. 2007, AT 8 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID LIMITED LIABILITY COMPANY, "LOUDMOUTH GOLF, LLC".

SECRETARY OF STATE DELAWARE 1776 1976

Jeffrey W. Bullock, Secretary of State

4289486 8100H

AUTHENTICATION: 0704272

131044250

DATE: 08-30-13

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:00 AM 01/23/2007
FILED 08:00 AM 01/23/2007
SRV 070072965 - 4289486 FILE

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

OF

LOUDMOUTH GOLF, LLC.

The undersigned, desiring to form a limited liability company under Chapter 6, Sections 18-101 et seq. of the Delaware Code, hereby certifies as follows:

1. The name of the limited liability company shall be Loudmouth Golf, LLC.

2. The address of the limited liability company's registered office in the state of Delaware is 16192 Coastal Highway, Lewes, County of Sussex 19958. The name of its Registered Agent at such address is Harvard Business Services, Inc.

3. The undersigned is an authorized person for purposes of the execution and delivery of this Certificate of Formation.

In Witness Whereof, the undersigned has executed this Certificate of Formation of Loudmouth Golf, LLC on January 18, 2007.

Scott Woodworth,
Organizer



47

EXHIBIT (2)(b)

Operating Agreement



LOUDMOUTH GOLF, LLC
RESTATED OPERATING AGREEMENT

THIS RESTATED OPERATING AGREEMENT (this "Agreement") is made and effective as of January 20, 2011 by and among the signatories to this Agreement.

Whereas, Loudmouth Golf, LLC ("Company"), a Delaware limited liability company, was formed in accordance with the provisions of the Delaware Limited Liability Company Act ("Act"), and the members subsequently entered into an operating agreement on or around January 23, 2007, as amended by an Amendment dated December 21, 2007, further amended by an Action by Written Consent of Members dated December 21, 2007, and further amended by an Action by Written Consent of Members dated May 18, 2010, in order to form and provide for the governance of the company and the conduct of its business and to specify their relative rights and obligations;

Whereas, the members now desire to amend and restate the effective operating agreement of the Company, to reflect changes to the operations and ownership structure of the Company;

Whereas, as part of the changes to the operations and ownership structure of the Company, some of the members will cease to be members of the Company and will become members of Loudmouth Investment Group, LLC, under a separate operating agreement; and

Whereas, Loudmouth Investment Group, LLC is a member of the Company.

Accordingly, from and after the date hereof, the affairs of the Company will be governed by this Agreement.

NOW THEREFORE, In consideration of the foregoing, and of the mutual promises contained herein, the Members agree as follows:

ARTICLE I Defined Terms

The following capitalized terms shall have the respective meanings specified in this Article. Capitalized terms not defined in this Agreement shall have the meanings specified in the Act.

1.1. *"Adjusted Capital Account Deficit"* means, with respect to any Interest Holder, the deficit balance, if any, in the Interest Holder's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

1.1.1. the deficit shall be decreased by the amounts which the Interest Holder is obligated to restore pursuant to this Agreement or is deemed obligated to restore pursuant to Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g), and 1.704-2(i)(5); and

1.1.2. the deficit shall be increased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4),(5), and (6).

1.2. *"Adjusted Capital Balance"* means, as of any day, an Interest Holder's total Contributions less all amounts actually distributed to the Interest Holder pursuant to this Agreement. If any Interest is transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Adjusted Capital Balance of the transferor to the extent the Adjusted Capital Balance relates to the Interest transferred.

1.3. *"Affiliate"* means, (a) Person directly or indirectly controlling, controlled by, or under common control with another Person; (b) a Person owning or controlling ten percent (10%) or more of the outstanding voting securities or beneficial interests of another Person; (c) an officer, director, partner, or member of the immediate family of an officer, director or partner, of another Person; and/or (d) any affiliate of any such Person.

1.4. *"Agreement"* means this Restated Operating Agreement, as amended from time to time including each exhibit hereto.

1.5. *"Assignee"* means the Person who has acquired an Economic Interest in the Company, but is not a Member.

1.6. *"Capital Account"* means the account to be maintained by the Company for each Interest Holder in accordance with the following provisions:

1.6.1. an Interest Holder's Capital Account shall be credited with the amount of money and the fair market value of any property or services contributed to the Company (net of liabilities secured by such property that the Company either assumes or to which such property is subject) the amount of any Company unsecured liabilities assumed by the Interest Holder, and the Interest Holder's distributive share of Profit and any item in the nature of income or gain specially allocated to the Interest Holder pursuant to the provisions of Article V; and

1.6.2. an Interest Holder's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Interest Holder (net of liabilities secured by such distributed property that the Interest Holder either assumes or to which such property is subject), the amount of any unsecured liabilities of the Interest Holder assumed by the Company, and the Interest Holder's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Interest Holder pursuant to the provisions of *Section* 6.3. If any Economic Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest. If the book value of Company property is adjusted pursuant to *Section* 6.3.3, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Interest Holders shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

1.7. *"Class A Members"* means those Members designated as Class A Members on Exhibit A.

1.8. *"Class B Members"* means those Members designated as Class B Members on Exhibit A.


50

1.9. *"Code"* means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding revenue law.

1.10. *"Company"* means the limited liability company formed in accordance with this Agreement.

1.11. *"Contribution"* means any money, property, or services rendered, or a promissory note or other binding obligation to contribute money or property, or to render services as permitted in the Act, which a Member contributes to a Limited Liability Company as capital in that Member's capacity as a Member pursuant to an agreement between the Members, including an agreement as to value.

1.12. *"Economic Interest"* means a person's right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive Distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in management, or any right to information concerning the business and affairs of the Company.

1.13. *"Guaranteed Payment"* is used in this Agreement as the term is defined in the Code. Guaranteed payments are not distributions on account of any ownership interest, and are not charged to any Capital Account.

1.14. *"Managers"* means the Person or Persons designated as such in Article IV.

1.15. *"Interest Holder"* means any Person who holds an Economic Interest, whether as a Member or as an Assignee of a Member.

1.16. *"Involuntary Withdrawal"* has the meaning as provided herein in *Section 6.4.*

1.17. *"Majority of the Members"* means the Members whose proportionate interest in the Company constitutes at least fifty-one percent (51%) of the aggregate Percentage Interests.

1.18. *"Member"* means any person who executes a counterpart of this Agreement as a Member and any Person who subsequently is admitted as a Member of the Company. The term "Member" includes Class A Members and Class B Members.

1.19. *"Member Loan Nonrecourse Deductions"* means any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulation Section 1.704-2(i).

1.20. *"Member Nonrecourse Debt Minimum Gain"* has the meaning set forth in Regulation Section 1.704-2(i)(2) (determined by substituting "Member" or "Interest Holder" for "partner").

1.21. *"Membership Interest"* means a Member's rights in the Company, collectively, including the Member's Economic Interest, any right to vote or participate in management, and any right to information concerning the business and affairs of the Company.

1.22. *"Minimum Gain"* has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Interest Holder in a manner consistent with the Regulations under IRC Section 704(b).

1.23. *"Negative Capital Account"* means a Capital Account with a balance of less than zero.

1.24. *"Nonrecourse Deductions"* has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulation Section 1.704-2(c).

1.25. *"Nonrecourse Liability"* has the meaning set forth in Regulation Section 1.704-2(b)(3).

1.26. *"Percentage Interest"* means, as to a Member, the percentage interest set forth after the Member's name on *Exhibit A*, as amended from time to time, and as to an Interest Holder who is not a Member, the Percentage Interest or part of the Percentage Interest that corresponds to the portion of a Member's Economic Interest that the Interest Holder has acquired, to the extent the Interest Holder has succeeded to that Member's interest.

1.27. *"Person"* means and includes an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

1.28. *"Positive Capital Account"* means a Capital Account with a balance greater than zero. *"Profit"* and *"Loss"* means, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with IRC Section 703(a), with the following adjustments:

1.28.1. all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to IRC Section 703(a)(1) shall be included in computing taxable income or loss;

1.28.2. any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

1.28.3. any expenditures of the Company described in IRC Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

1.28.4. gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the book value as adjusted under Regulation Section 1.704-1(b) ("adjusted book value") of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes;

1.28.5. in lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

1.28.6. notwithstanding any other provision of this definition, any items which are specially allocated pursuant to *Section* 6.3 shall not be taken into account in computing Profit or Loss.

1.29. *"Regulation"* means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

1.30. *"Transfer"* means, when used as a noun, any sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, to sell hypothecate, pledge, assign, or otherwise transfer.

1.31. *"Voluntary Withdrawal"* means a Member's disassociation from the Company by means other than a Transfer or an Involuntary Withdrawal.

ARTICLE II Formation and Name; Office; Purpose; Term

2.1. *Organization.* A Certificate of Formation was filed in the office of the Secretary of State of Delaware in accordance with and pursuant to the Act.

2.2. *Name of the Company.* The name of the Company shall be Loudmouth Golf, LLC.

2.3. *Purpose.* The Company shall engage in the business of design, manufacture and sale of clothing and such other activities directly related to the foregoing business as may be necessary or advisable in the reasonable option of the Managers to further such business.

2.4. *Duration.* The duration of the Company shall be perpetual, unless sooner dissolved as provided by this Agreement or the Act.

2.5. *Principal Place of Business.* The Company's principal place of business shall be located at the location determined by the Managers.

2.6. *Resident Agent.* The name and address of the Company's resident agent is Harvard Business Services at 16192 Coastal Highway, Lewes, DE 19958 or at any other place within the State of Delaware which the Managers select.

2.7. *Tax Treatment, as a Partnership.* The Members intend that the Company be treated as a partnership under the Regulation Section 301.7701-3 and analogous provision of state tax laws and the Company shall not elect to be treated as an association taxable as a corporation.

ARTICLE III Members; Capital; Capital Accounts

3.1. *Members.* There are two classes of Members: Class A Members and Class B Members. The name, Percentage Interest, and class designation of each Member are set forth on *Exhibit A* and said Exhibit shall be amended from time to time to reflect the withdrawal of Members and the admission of additional Members.

3.2. *Initial Contributions.* Members contributed to the Company cash or property in the amounts set forth in *Exhibit A* of the original operating agreement.

3.3. *Additional Contributions.* No Member shall be required to contribute any additional capital to the Company and no Member shall have personal liability for any obligation of the Company, except as expressly provided by this Agreement or the law. Whenever it is determined by the Managers that the capital of the Company is or is presently likely to become insufficient for the conduct of its business, the Managers may arrange for additional contributions to capital as follows:

3.3.1. The Managers may arrange for the voluntary contributions of capital to the Company by existing Members by offering each Member to contribute a share according to that Member's Percentage Interest. If a Member does not wish to contribute this amount, then the other Members have the right to contribute this amount, which will change the Percentage Interest allocation of the Members. If no Member wishes to contribute this amount, then a new Member may be admitted to the Company as provided in Article VI hereof. A newly admitted Member's capital contribution, rights in and to a share in the Company's profits and losses and modifications to other rights and obligations under this Agreement shall be set forth in the written approvals of the Managers.

3.4. *No Interest on Contributions.* No Interest shall be paid on Capital Contributions.

3.5. *Return of Contributions.* Except as otherwise provided in this Agreement, no Member may withdraw his Capital Contribution.

3.6. *Capital Account Maintenance.* Capital Accounts will be maintained as provided in Section 1.6.

ARTICLE IV Management: Rights, Powers, and Duties

4.1. *Management.* The Company shall be managed by the Class A Members (the "Managers"). The Managers shall have full, exclusive, and complete discretion, power, and authority, subject in all cases to the other provisions of this Agreement and the requirements of applicable law, to manage, control, administer, and operate the day-to-day normal ordinary course business of the Company for the purposes herein stated, and to make all decisions affecting such business and affairs. The Managers will meet at least once each year.

4.2. *Voting.* Actions by the Managers may be taken upon the agreement among at least a majority of Managers, where each Manager has one vote.

4.3. *Limitation on Authority of Members.* No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member. This Section supersedes any statutory authority granted by the Act. Any Member who takes any action or binds the Company in violation of this Section shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

4.4. Meetings of and Voting by Members.

4.4.1. No annual meeting of Members is required. However, a meeting of the Members can be called at any time by the Managers or any of the Members. Meetings of Members shall be held at the location designated by the Person or Persons calling the meeting. Not less than ten (10) nor more than sixty (60) days before each meeting, the Person or Persons calling the meeting shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice may waive notice, either before or after the meeting, by executing a waiver of such notice, or by appearing at and participating, in person or by proxy in the meeting. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by Proxy of Members holding Percentage Interests which aggregate not less than fifty-one percent (51%) constitutes a quorum. A Member may vote either in person or by written Proxy signed by the Member or by the Member's duly authorized agent.

4.4.2. In lieu of holding a meeting, where unanimous Member consent is required by this Agreement, the Members may take action by written consents specifying the action to be taken, which consents must be executed and delivered to the Company by not less than 100% of the Members.

4.5. Duties of Parties

4.5.1. Except as otherwise expressly provided in *Article IV* nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (or the rights of their respective Affiliates) to maintain, expand, or diversify such other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

4.5.2. The only fiduciary duties a Manager owes to the Company and the other Members are the duty of loyalty and the duty of care set forth in subdivisions below:

a. A Manager's duty of loyalty to the Company and the other Members is limited to the following:

i. To account to the Company and hold as trustee for it any property, profit, or benefit derived by the Manager in the conduct or winding up of the Company's business or derived from a use by the Manager of Company property, including the appropriation of a Company opportunity, without the consent of the other Members;

ii. To refrain from dealing with the Company in the conduct or winding up of the Company business as or on behalf of a party having an interest adverse to the Company without the consent of the other Members; and

iii. To refrain from competing with the Company in the conduct of the Company business before the dissolution of the Company without the consent of the other Members.

iv. To refrain from competing with the Company in the conduct of the Company business one year after leaving the business without the consent of the other Members (This one year limitation also covers the Members).

b. Manager's duty of care to the Company and the other Members in the conduct and winding up of the Company business is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law.

4.5.3. Members who are not Managers do not have, and shall not be deemed to have, fiduciary duties to the Company or the other Members except to the extent any such fiduciary duty shall be based upon or arise out of another relationship or contract between such Member and the person or entity asserting the existence of a fiduciary duty.

ARTICLE V Profit, Loss, and Distribution

5.1. *Allocations of Profit or Loss.* After giving effect to the special allocations set forth in *Section 5.6*, and except for any year in which a "Buyout" occurs, for any taxable year of the Company, Profit and Loss shall be allocated to the Class A Members in accordance with the Operating Profit and Loss Ratios stated on Exhibit A.

5.2. *Distributions.* Except as provided in Article 5.4 hereof, cash distributions shall be made from time to time in such amounts and at such times as the Managers determine; provided, however, that the aggregate amount of each such distribution shall be the amount that the Managers reasonably determine is not required to be retained by the Company to meet the reasonably foreseeable cash requirements and needs of the business and activities of the Company and to establish an adequate reserve for the payment of Company liabilities and contingencies or cause any member to have a deficit capital account.

5.3. *Buyout.* A "Buyout" is the purchase by any third party of all or substantially all of the Company's assets or ownership interests. Except as otherwise provided in Article 5, in the event of a Buyout, Profits and Losses for any fiscal year (or other period for which Profits and Losses are required to be determined allocated among Members) shall be allocated among the Members in such a manner that, as of the end of such fiscal year, the sum of (i) the capital Accounts of Each Class A and Class B member, (ii) such Class A and Class B members share of Minimum Gain (as determined according to Treasury Regulation Section 1.704—2(g)), and (iii) such class A and Class B members partner non-recourse debt minimum gain (as defined in Treasury regulation Section 1.704-2(i)(2)) shall be equal to the respective net amounts positive or negative, which would be distributed to them, determined as if the Company were to: (i) liquidate the assets of the Company for an amount equal to their Book Value and (ii) distribute the proceeds of liquidation in accordance with the Class A and Class B members respective Targeted Capital Account Percentages as stated in the Buyout section of Exhibit A.

5.4. *Distributions after a Buyout.* After a Buyout, proceeds shall be distributed and applied by the Company in the following order and priority:

5.4.1. to the payment of all expenses of the Company; then

5.4.2. to the payment of any loans and other debts and liabilities of the Company, then due and outstanding (including all debts due to any Interest Holder); then

5.4.3. to the establishment of any reserves which the Managers deems necessary for liabilities or obligations of the Company; then

5.4.4. to the Class B Member as a Guaranteed Payment, in an amount equal to any Guaranteed Payments owed by the Class B Member to its members; then

5.4.5. the balance shall be distributed to the Interest Holders in proportion to their Percentage Interests.

5.5. *Estimated Taxes.* In order to permit the Managers to pay taxes on their allocable share of the taxable income of the Company, the Managers may, except as prohibited by this Agreement or by law, cause the Company to distribute, an amount up to the maximum rate of tax imposed on individual taxpayers under the Code, also taking into consideration any state tax imposed upon the various Managers, if any. After the Managers file their respective individual tax returns each year, each Manager will submit a copy of that return to the Company and each Manager will refund to the Company or be reimbursed by the Company, as applicable, an appropriate amount so that the amount distributed for taxes is equal to the amount actually paid for taxes.

5.6. *Regulatory Allocations.*

5.6.1. *Impermissible Deficit and Qualified Income Offset.* No Interest Holder shall be allocated Losses or deductions if the allocation causes the Interest Holder to have an Adjusted Capital Account Deficit; instead, such items shall be allocated to the other Interest Holders. If an Interest Holder for any reason (whether or not expected) receives (1) an allocation of Loss or deduction (or item thereof) or (2) any Distribution, which causes the Interest Holder to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Interest Holder, before any other allocation is made of Company items for that taxable year (other than an allocation under *Section* 5.3.2), in the amount and in proportions required to eliminate the excess as quickly as possible. This Section is intended to comply with, and shall be interpreted consistently with, the "alternate test for economic effect" and "qualified income offset" provisions of the Regulations promulgated under IRC Section 704(b).


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5.6.2. *Minimum Gain Chargebacks.* In order to comply with the "minimum gain chargeback" requirements of Regulation Sections 1.704-2(f)(1) and 1.704-2(i)(4), and notwithstanding any other provision of this Agreement to the contrary, in the event there is a net decrease in an Interest Holder's share of Minimum Gain and/or Member Nonrecourse Debt Minimum Gain during a Company's taxable year, such Interest Holder shall be allocated items of income and gain for that year (and if necessary, other years) as required by and in accordance with Regulation Sections 1.704-2(f)(1) and 1.704-2(i)(4) before any other allocation is made. It is the intent of the parties hereto that any allocation pursuant to this Section shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f) and 1.704-2(i)(4).

5.6.3. *Contributed Property and Book-Ups.* In accordance with IRC Section 704(c) and the Regulations thereunder, including Regulation Section 1.704-l(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of Contribution (or deemed Contribution). If the adjusted book value of any Company asset is adjusted under Regulation Section 1.704-1(b)(2)(iv)(f), subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under IRC Section 704(c) and the Regulations thereunder. The parties hereto agree to use the traditional method with curative allocations, as described in Regulation Section 1.704-3(c), for making IRC Section 704(c) allocations.

5.6.4. *IRC Section 754 Adjustment.* To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4) , to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

5.6.5. *Nonrecourse Deductions.* Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Interest Holders in proportion to their Percentage Interests.

5.6.6. *Member Loan Nonrecourse Deductions.* Any Member Loan Nonrecourse Deduction for any taxable year or other period shall be specially allocated to the Interest Holder who bears the risk of loss with respect to the loan to which the


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Member Loan Nonrecourse Deduction is attributable in accordance with Regulation Section 1.704-2(i).

5.6.7. *Guaranteed Payments.* To the extent any compensation paid to any Interest Holder by the Company is determined by the Internal Revenue Service not to be a guaranteed payment under IRC Section 707(c) or is not paid to the Interest Holder other than in the Person's capacity as a partner (Interest Holder) within the meaning of IRC Section 707(a), the Interest Holder shall be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Interest Holder's Capital Account shall be adjusted to reflect the payment of that compensation.

5.6.8. *Unrealized Receivables.* If an Interest Holder's Economic Interest is reduced (provided the reduction does not result in a complete termination of the Interest Holder's Interest), the Interest Holder's share of the Company's "unrealized receivables" and "substantially appreciated inventory" (within the meaning of IRC Section 751) shall not be reduced, so that, notwithstanding any other provision of this Agreement to the contrary, that portion of the Profit otherwise allocable upon a liquidation or dissolution of the Company pursuant to *Section* 5.4 hereof which is taxable as ordinary income (recaptured) for federal income tax purposes shall, to the extent possible without increasing the total gain to the Company or to any Interest Holder, be specially allocated among the Interest Holders in proportion to the deductions (or basis reductions treated as deductions) giving rise to such recapture.

5.6.9. *Withholding.* All amounts required to be withheld pursuant to IRC Section 1446 or any other provision of federal, state, or local tax law shall be treated as amounts actually distributed to the affected Interest Holders for all purposes under this Agreement. If the Manager determines that the Company does not have sufficient funds to satisfy such withholding obligations for a Member, that Member shall contribute the funds necessary to satisfy withholding obligation.

5.6.10. *Nonrecourse Liabilities.* Solely for purposes of determining an Interest Holder's proportionate share of "excess nonrecourse liabilities" of the Company within the meaning of Regulation Section 1.752-3(a)(3), the Interest Holders' interest in Company profits shall be based on their respective Percentage Interests.

5.6.11. *Income Tax Provisions.* The Interest Holders are aware of the income tax consequences of *Article V* and agree to be bound by these provisions in reporting their shares of Profit, Losses, and other items for federal and state income tax purposes.

5.6.12. *Curative Allocations.* The allocations set forth in Article 5.6.1, 5.6.2, 5.6.3 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Article. Therefore, notwithstanding any other provision of this Article 5 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Article 5.

5.7. *Liquidation and Dissolution.* Upon the occurrence of (i) a Dissolution Event or (ii) the determination by a court of competent jurisdiction that the Company has dissolved prior to the occurrence of a Dissolution Event (unless the Company is reconstituted pursuant to Article VII hereof), the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members, and no Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs, provided that all covenants contained in this Agreement and obligations provided for in this Agreement shall continue to be fully binding upon the Members until such time as the Property has been distributed pursuant to this Article and the Certificate has been canceled pursuant to the Act. The Liquidator shall be responsible for overseeing the winding up and dissolution of the Company, which winding up and dissolution shall be completed within ninety (90) days of the occurrence of the Dissolution Event and within ninety (90) days after the last day on which the Company may be reconstituted pursuant to Article (Define) hereof. The Liquidator shall take full account of the Company's liabilities and Property and shall cause the Property or the proceeds from the sale thereof (as determined pursuant to this Article hereof), to the extent sufficient therefore, to be applied and distributed, to the maximum extent permitted by law, in the following order:

5.7.1. First, to creditors (including Members and Managers who are creditors, to the extent otherwise permitted by law) in satisfaction of all of the Company's Debts and other liabilities (whether by payment or the making of reasonable provision for payment thereof), other than liabilities for which reasonable provision for payment has been made and liabilities for distribution to members under Section 18-601 or Section 18-604 of the Act;

5.7.2. Second, except as provided in this Agreement, to members and former Members of the Company in satisfaction of liabilities for distribution under Section 18-601 or Section 18-604 of the Act; and

5.7.3. Third, distribute the remaining cash and assets to the Class A and B members according to their respective Targeted Capital Account Percentages as stated in the Buyout section of Exhibit A. Any non-cash assets distributed will first be written up or down to their Fair Market Value thus creating a Profit or Loss (if any) which shall be allocated in a manner with Class A and Class B members respective Targeted Capital Account Percentages as stated in the Buyout section of Exhibit A. Any such distributions in kind shall be subject to such conditions relating to the disposition and management of such assets as the liquidators deem reasonable and equitable and the terms and conditions of any agreement governing such assets.

5.7.4. No Interest Holder shall be obligated to restore a Negative Capital Account.

5.8. *General.*

5.8.1. Except as otherwise provided in this Agreement, the timing and amount of all Distributions shall be determined by the Managers.

5.8.2. All Profit and Loss shall be allocated and all distributions shall be made to the Persons shown on the records of the Company to have been Interest Holders as of the last day of the taxable year for which the allocation or Distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer or an Involuntary Withdrawal during the taxable year, the Profit and Loss shall be allocated between the original Interest Holder and the successor on the basis of the number of days each was an Interest Holder during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit or Loss.

5.8.3. The Managers is hereby authorized, upon the advice of the Company's tax counsel, to amend *Article V* to comply with the Code and the Regulations promulgated under IRC Section 704(b); provided, however, that no amendment shall materially affect Distributions to an Interest Holder without the Interest Holder's prior written consent.

ARTICLE VI Transfer of Interests and Withdrawals of Members

6.1. *Admission of Additional Members.* No additional Members may be admitted without the approval of the Managers. Additional Members will participate in the management, Profits, Losses and distributions of the Company on such terms as are determined by the Managers. Exhibit A shall be amended upon the admission of an additional Member to set forth such Member's name, capital contribution, class, and Percentage Interest, as determined by the Managers.

6.2. *Transfers.* If a Member wishes to transfer any or all of the Member's Membership Interest in the Company under a Bona Fide Offer (as defined below), the Member shall give Notice to all other Members at least 30 days in advance of the proposed sale or Transfer, indicating the terms of the Bona Fide Offer and the identity of the offeror. The Company and the other Members shall have the option to purchase the Membership Interest proposed to be transferred at the price and on the terms provided in this Agreement. If the price for the Membership Interest is other than cash, the fair value in dollars of the price shall be as established in good faith by the Company. For purposes of this Agreement, "Bona Fide Offer" means an offer in writing setting forth all relevant terms and conditions of purchase from an offeror who is ready, willing, and able to consummate the purchase and who is not an Affiliate of the selling Member. For 30 days after the Notice is given, the Company shall have the right to purchase the Membership Interest offered, on the terms stated in the Notice, for the lesser of (a) the price stated in the Notice (or the price plus the dollar value of noncash consideration, as the case may be) and (b) the price determined under the appraisal procedures set forth in Section 8.8. If the Company does not exercise the right to purchase all of the Membership Interest, then, with respect to the portion of the Membership Interest that the Company does not elect to purchase, that right shall be given to the other Members for an additional 30-day period, beginning on the day that the Company's right to purchase expires. Each of the other Members shall have the right to purchase, on the same terms, a part of the interest of the offering Member in the proportion that the Member's Percentage Interest bears to the total Percentage Interests of all of the Members who choose to participate in the purchase; provided, however, that the Company and the participating Members may not, in the aggregate, purchase less than the entire interest to be sold by the offering Member. If the Company and the other Members do not exercise their rights to purchase all of the Membership Interest, the offering Member may, within 90 days from the date the Notice is given and on the terms and conditions stated in the Notice, sell or exchange that Membership Interest to the offeror named in the Notice. Unless the requirements of Section 6.1 are met, the offeror under this Section 6.2 shall become an Assignee, and shall be entitled to receive only the share of Profits or other compensation by way of income and the return of Capital Contribution to which the assigning Member would have been entitled.

6.3. *Involuntary Withdrawal.* In the event any Member obtains or becomes subject to an order for relief under the Bankruptcy Code, obtains or becomes subject to an order or decree of insolvency under state law; or makes an assignment for the benefit of creditors, the remaining Member shall have the option to purchase all or any part of the interest owned by the departing Member. The remaining Member has the option to purchase the decedent's interest at a price agreeable to the remaining or surviving Member and departing Member or his personal representative. If the remaining or surviving Member and departing Member or his personal representative cannot agree on a value, the value shall be determined by a qualified appraiser. The appraiser shall be chosen by agreement of the parties or, if no agreement can be reached by the parties, the appraiser will be chosen by an each side appointing an appraiser and those appraisers picking a neutral appraiser. The decision of that appraiser is final and binding on both parties. In the event this option is not exercised, the Member's successor in interest will hold the interest subject to the provisions of this Agreement.

6.4. *Dissolution of Marriage.* In the event of the dissolution of marriage of any Member and the division of the property of such Member and his or her spouse of such Member agrees to accept other marital or separate property in lieu of any interest such spouse may assert in the Membership Interest or separate property to compensate such spouse for any interest he or she may assert in such Member's Membership Interest or Economic Interest, or if for any other reason there is a transfer or award of all or part of such Member's Membership Interest or Economic Interest to such spouse pursuant to the dissolution of such marriage, such transfer or award shall constitute an Involuntary Withdrawal of such Member with respect to the portion of his or her Membership Interest or Economic Interest so transferred or awarded to such spouse and such portion shall be subject to the repurchase option described in Section 6.3. Any Membership Interest or Economic Interest retained by said Member and not transferred to such spouse shall not be subject to such repurchase option unless and until a repurchase event occurs with respect to such retained interest.

ARTICLE VII Dissolution, Liquidation, and Termination of the Company

7.1. *Events of Dissolution.* The Company shall be dissolved upon the happening of any of the following events:

7.1.1. upon the unanimous written agreement of the Members;

7.1.2. upon enter of judicial dissolution;

7.1.3. upon sale of substantially all the assets;

7.1.4. upon the death, withdrawal, resignation, expulsion, bankruptcy, or dissolution of all Managers, unless a Majority in Interest of the remaining Members, within 90 days after the occurrence of the termination, elect to continue any business of the Company. For purposes of this Section, a "Majority in Interest" means a majority of both capital and profits interest, as determined under Revenue Procedure 94-46, 1994-28 I.R.B. 129.

7.2. *Procedure for Winding Up and Dissolution.* If the Company is dissolved, the Managers shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first to creditors of the Company, including Interest Holders who are creditors, in satisfaction of the liabilities of the Company, and then, to the Interest Holders in accordance with *Section* 5.7.

7.3. *Filing of Certificate of Cancellation.* Upon completion of the affairs of the Company, the Managers shall promptly file the Certificate of Cancellation of Articles of Organization with the Secretary of State. If there is no Managers, then the Certificate of Cancellation shall be filed by the remaining Members; if there are no remaining Members, the Certificate shall be filed by the last Person to be a Member; if there are neither Managers, remaining Members, nor a Person who last was a Member, the Certificate shall be filed by the legal or personal representatives of the Person who last was a Member.

ARTICLE VIII Books, Records, Accounting, and Tax Elections

8.1. *Bank Accounts.* All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Managers shall determine the financial institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. *Books and Records.* The Managers shall keep or cause to be kept complete and accurate books, records, and financial statements of the Company and supporting documentation of transactions with respect to the conduct of the Company's business. The books, records, and financial statements of the Company shall be maintained on generally accepted accounting principles. Such books, records, financial statements, and documents shall include, but not be limited to, the following:

8.2.1. a current list of the full name and last known business or residence address of each Member and Interest Holder, in alphabetical order, with the Contribution and the share in profits and losses of each Member and Interest Holder specified in such list;

8.2.2. a current list of the full name and business or residence address of each Manager;

8.2.3. the Articles of Organization, including all amendments; and any powers of attorney under which the Articles of Organization or amendments were executed;

8.2.4. federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

8.2.5. this Agreement and any amendments thereto;

8.2.6. financial statements for the six most recent years;

8.2.7. internal books and records for the current and three most recent years; and

8.2.8. a true copy of relevant records indicating the amount, cost, and value of all property which the Company owns, claims, possesses, or controls.

Such books, records, and financial statements of the Company and supporting documentation shall be kept, maintained, and available at a Company office determined by the Managers.

8.3. *Right to Inspect Books and Records; Receive Information.*

8.3.1. Upon the reasonable request of a Member for a purpose reasonably related to the interest of that Member, the Managers shall promptly deliver to the requesting Member at the expense of the Company a copy of this Agreement, as well as the information required to be maintained by the Company under subparagraphs (1), (2), and (4) of *Section* 8.2.

8.3.2. Each Member and Manager has the right upon reasonable request, and for purposes reasonably related to the interest of that Member or Manager, to do the following:

a. to inspect and copy during normal business hours any of the records required to be maintained by the Company under *Section* 8.2; and

b. to obtain from the Company promptly after becoming available, a copy of the Company's federal, state, and local income tax or information returns for each year.

8.3.3. The Managers shall send or shall cause to be sent to each Member (or Interest Holder) such information as is necessary to complete that Member's (or Interest Holder's) federal and state income tax or information returns, or to file extensions for the same, as that information becomes available to the Managers.

8.4. *Annual Accounting Period.* The Company's taxable year shall be selected by the Managers, subject to the requirements and limitations of the Code.

8.5. *Tax Matters Partner.* The Managers shall choose a Tax Matters Partner for purposes of IRC Section 6231(a)(7), and shall have all the authority granted by the Code to the Tax Matters Partner.

8.6. *Tax Elections.* The Managers shall have the authority to make all Company elections permitted under the Code, including, without limitation, elections of methods of depreciation and elections under IRC Section 754. The decision to make or not make an election shall be at the Managers's sole and absolute discretion.

ARTICLE IX General Provisions

9.1. *Interests Not Registered.* The limited liability company interests represented in this operating agreement have not been registered with the Securities Exchange Commission under the Securities Act of 1933. Such interest may not be offered for sale, sold, transferred, pledged to any person in the absence of an effective registration under the Securities Act of 1933 or an opinion of counsel satisfactory to a majority of the Members that such registration is not required.

9.2. *Assurances.* Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Managers deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

9.3. *Notifications.* Any notice, demand, consent, election, offer, approval, request, or other communication (collectively a "notice") required or permitted under this Agreement must be in writing and delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested or sent by overnight courier. Any notice to be given hereunder by the Company shall be given by the Managers. A notice must be addressed to an Interest Holder at the Interest Holder's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. A notice delivered personally will be deemed given only when acknowledged in writing by the Person to whom it is delivered. A notice that is sent by mail will be deemed given three (3) business days after it is mailed. A notice that is sent by courier will be deemed given one (1) business day after it is couriered. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

9.4. *Integration and Amendments.* This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty. This Agreement may only be amended upon written consent of a Majority of the Members.

9.5. *Applicable Law.* All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware.

9.6. *Headings.* The headings herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

9.7. *Binding Provisions.* This Agreement is binding upon, and to the limited extent specifically provided herein, inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and assigns.

9.8. *Interpretation.* Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require. References to articles, sections (or subdivisions of sections), exhibits, annexes, or schedules are to those of this Agreement, unless otherwise indicated.

9.9. *Separability of Provisions.* Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid. and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.10. *Counterparts.* This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

9.11. *Arbitration/Attorney Fee Provision.* If any dispute occurs under this Agreement, and the parties cannot reconcile the dispute, the issue will be decided by arbitration. The arbitration shall be conducted in accordance with the rules of Commercial Arbitration of the AAA and the resulting decision will be conclusive and binding on the parties and may be entered in any court having jurisdiction. Further, if the arbitrator determines that there is a prevailing party, that party shall be entitled to costs of the arbitration, including reasonable attorney's fees.

*** SIGNATURE PAGE FOLLOWS ***

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the day and year first above written.

Signature: ________________________ Date: 4/20/14
Larry Jackson

Signature: ________________________ Date: ____________
David Suzuki

The Woodworth Living Trust

By Its Trustee: ________________________ Date: ____________

Print Name: ________________________

Loudmouth Investment Group, LLC

By Its Manager: ________________________ Date: ____________

Print Name: ________________________

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the day and year first above written.

Signature: ______________________________ Date: ______________
Larry Jackson

Signature: ______________________________ Date: ______________
David Suzuki

The Woodworth Living Trust

By Its Trustee: ______________________________ Date: ______________

Print Name: ______________________________

Loudmouth Investment Group, LLC

By Its Manager: ______________________________ Date: ______________

Print Name: ______________________________

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the day and year first above written.

Signature: ______________________________ Date: ______________
Larry Jackson

Signature: ______________________________ Date: ______________
David Suzuki

The Woodworth Living Trust

By Its Trustee: ______________________________ Date: 4/20/11

Print Name: SCOTT WOODWORTH

Loudmouth Investment Group, LLC

By Its Manager: ______________________________ Date: ______________

Print Name: ______________________________

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the day and year first above written.

Signature: ______________________________ Date: ______________
Larry Jackson

Signature: ______________________________ Date: ______________
David Suzuki

The Woodworth Living Trust

By Its Trustee: __________________________ Date: ______________

Print Name: ______________________________

Loudmouth Investment Group, LLC

By Its Manager: Sandra Jackson Teall Date: 5/9/2011

Print Name: Sandra Jackson Teall


70

EXHIBIT A
MEMBERSHIP INFORMATION

NAME	CLASS DESIGNATION	PERCENTAGE INTEREST	OPERATING PROFIT AND LOSS RATIOS	BUYOUT PROFIT AND LOSS RATIOS	TARGETED CAPITAL ACCOUNT PERCENTAGE
The Woodworth Living Trust	A	32.61%	33.33%	SEE *	32.61%
Larry Jackson	A	24.46%	33.33%	SEE *	24.46%
David Suzuki	A	20.38%	33.33%	SEE *	20.38%
Loudmouth Investment Group, LLC	B	22.55%	0%	SEE *	22.55%

* Buyout Profit and Loss Ratios shall be determined under the provisions of Article 5.3 at the time of a Buyout Event in a manner so that any cash or assets distributed will be allocated among the members in accordance with the Targeted Capital Account Percentage

The undersigned hereby acknowledge the following: I was a member of Loudmouth Golf, LLC. Under this Restated Operating Agreement, I am no longer a member of Loudmouth Golf, LLC. In exchange for my membership interest of Loudmouth Golf, LLC, I am receiving a membership interest in Loudmouth Investment Group, LLC under the terms of the operating agreement of Loudmouth Investment Group, LLC. My signature below indicates my agreement with these changes and the other amendments reflected in this Restated Operating Agreement.

Signature: S. Jackson Teall Date: 4/21/2011
Sandra Jackson Teall

Signature: __________ Date: __________
David Halldorson

Signature: __________ Date: __________
Michael Fitzsimmons

Signature: __________ Date: __________
Sally Cheung

Signature: __________ Date: __________
Scott Sprague

Signature: __________ Date: __________
Alan Wallace

Signature: __________ Date: __________
Satoshi Kaneko

Signature: __________ Date: __________
Marcie Low

Signature: __________ Date: __________
Adam Lecky

Signature: __________ Date: __________
Tracy Sanderson

The undersigned hereby acknowledge the following: I was a member of Loudmouth Golf, LLC. Under this Restated Operating Agreement, I am no longer a member of Loudmouth Golf, LLC. In exchange for my membership interest of Loudmouth Golf, LLC, I am receiving a membership interest in Loudmouth Investment Group, LLC under the terms of the operating agreement of Loudmouth Investment Group, LLC. My signature below indicates my agreement with these changes and the other amendments reflected in this Restated Operating Agreement.

Signature: ______________________ Date: ______________
Sandra Jackson Teall

Signature: ______________________ Date: 4/18/11
David Halldorson

Signature: ______________________ Date: ______________
Michael Fitzsimmons

Signature: ______________________ Date: ______________
Sally Cheung

Signature: ______________________ Date: ______________
Scott Sprague

Signature: ______________________ Date: ______________
Alan Wallace

Signature: ______________________ Date: ______________
Satoshi Kaneko

Signature: ______________________ Date: 4/18/11
Marcie Low

Signature: ______________________ Date: ______________
Adam Lecky

Signature: ______________________ Date: ______________
Tracy Sanderson

The undersigned hereby acknowledge the following: I was a member of Loudmouth Golf, LLC. Under this Restated Operating Agreement, I am no longer a member of Loudmouth Golf, LLC. In exchange for my membership interest of Loudmouth Golf, LLC, I am receiving a membership interest in Loudmouth Investment Group, LLC under the terms of the operating agreement of Loudmouth Investment Group, LLC. My signature below indicates my agreement with these changes and the other amendments reflected in this Restated Operating Agreement.

Signature: ______________________ Date: ______________
Sandra Jackson Teall

Signature: ______________________ Date: ______________
David Halldorson

Signature: ______________________ Date: 5/2/11
Michael Fitzsimmons

Signature: ______________________ Date: ______________
Sally Cheung

Signature: ______________________ Date: ______________
Scott Sprague

Signature: ______________________ Date: ______________
Alan Wallace

Signature: ______________________ Date: ______________
Satoshi Kaneko

Signature: ______________________ Date: ______________
Marcie Low

Signature: ______________________ Date: ______________
Adam Lecky

Signature: ______________________ Date: ______________
Tracy Sanderson


74

The undersigned hereby acknowledge the following: I was a member of Loudmouth Golf, LLC. Under this Restated Operating Agreement, I am no longer a member of Loudmouth Golf, LLC. In exchange for my membership interest of Loudmouth Golf, LLC, I am receiving a membership interest in Loudmouth Investment Group, LLC under the terms of the operating agreement of Loudmouth Investment Group, LLC. My signature below indicates my agreement with these changes and the other amendments reflected in this Restated Operating Agreement.

Signature: ______________________ Date: ______________
Sandra Jackson Teall

Signature: ______________________ Date: ______________
David Halldorson

Signature: ______________________ Date: ______________
Michael Fitzsimmons

Signature: ______________________ Date: April 27, 11
Sally Cheung

Signature: ______________________ Date: ______________
Scott Sprague

Signature: ______________________ Date: ______________
Alan Wallace

Signature: ______________________ Date: ______________
Satoshi Kaneko

Signature: ______________________ Date: ______________
Marcie Low

Signature: ______________________ Date: ______________
Adam Lecky

Signature: ______________________ Date: ______________
Tracy Sanderson



The undersigned hereby acknowledge the following: I was a member of Loudmouth Golf, LLC. Under this Restated Operating Agreement, I am no longer a member of Loudmouth Golf, LLC. In exchange for my membership interest of Loudmouth Golf, LLC, I am receiving a membership interest in Loudmouth Investment Group, LLC under the terms of the operating agreement of Loudmouth Investment Group, LLC. My signature below indicates my agreement with these changes and the other amendments reflected in this Restated Operating Agreement.

Signature: ______________________ Date: ______________
Sandra Jackson Teall

Signature: ______________________ Date: ______________
David Halldorson

Signature: ______________________ Date: ______________
Michael Fitzsimmons

Signature: ______________________ Date: ______________
Sally Cheung

Signature: [signature] Date: 4/15/2011
Scott Sprague

Signature: ______________________ Date: ______________
Alan Wallace

Signature: ______________________ Date: ______________
Satoshi Kaneko

Signature: ______________________ Date: ______________
Marcie Low

Signature: ______________________ Date: ______________
Adam Lecky

Signature: ______________________ Date: ______________
Tracy Sanderson


76

The undersigned hereby acknowledge the following: I was a member of Loudmouth Golf, LLC. Under this Restated Operating Agreement, I am no longer a member of Loudmouth Golf, LLC. In exchange for my membership interest of Loudmouth Golf, LLC, I am receiving a membership interest in Loudmouth Investment Group, LLC under the terms of the operating agreement of Loudmouth Investment Group, LLC. My signature below indicates my agreement with these changes and the other amendments reflected in this Restated Operating Agreement.

Signature: ______________________ Date: ______________
Sandra Jackson Teall

Signature: ______________________ Date: ______________
David Halldorson

Signature: ______________________ Date: ______________
Michael Fitzsimmons

Signature: ______________________ Date: ______________
Sally Cheung

Signature: ______________________ Date: ______________
Scott Sprague

Signature: [signature] Date: [handwritten date]
Alan Wallace

Signature: ______________________ Date: ______________
Satoshi Kaneko

Signature: ______________________ Date: ______________
Marcie Low

Signature: ______________________ Date: ______________
Adam Lecky

Signature: ______________________ Date: ______________
Tracy Sanderson

The undersigned hereby acknowledge the following: I was a member of Loudmouth Golf, LLC. Under this Restated Operating Agreement, I am no longer a member of Loudmouth Golf, LLC. In exchange for my membership interest of Loudmouth Golf, LLC, I am receiving a membership interest in Loudmouth Investment Group, LLC under the terms of the operating agreement of Loudmouth Investment Group, LLC. My signature below indicates my agreement with these changes and the other amendments reflected in this Restated Operating Agreement.

Signature: ______________________ Date: ______________
Sandra Jackson Teall

Signature: ______________________ Date: ______________
David Halldorson

Signature: ______________________ Date: ______________
Michael Fitzsimmons

Signature: ______________________ Date: ______________
Sally Cheung

Signature: ______________________ Date: ______________
Scott Sprague

Signature: ______________________ Date: ______________
Alan Wallace

Signature: [signature] Date: 4/28/2011
Satoshi Kaneko

Signature: ______________________ Date: ______________
Marcie Low

Signature: ______________________ Date: ______________
Adam Lecky

Signature: ______________________ Date: ______________
Tracy Sanderson


78

The undersigned hereby acknowledge the following: I was a member of Loudmouth Golf, LLC. Under this Restated Operating Agreement, I am no longer a member of Loudmouth Golf, LLC. In exchange for my membership interest of Loudmouth Golf, LLC, I am receiving a membership interest in Loudmouth Investment Group, LLC under the terms of the operating agreement of Loudmouth Investment Group, LLC. My signature below indicates my agreement with these changes and the other amendments reflected in this Restated Operating Agreement.

Signature: ______________________ Date: ______________
Sandra Jackson Teall

Signature: ______________________ Date: ______________
David Halldorson

Signature: ______________________ Date: ______________
Michael Fitzsimmons

Signature: ______________________ Date: ______________
Sally Cheung

Signature: ______________________ Date: ______________
Scott Sprague

Signature: ______________________ Date: ______________
Alan Wallace

Signature: ______________________ Date: ______________
Satoshi Kaneko

Signature: ______________________ Date: ______________
Marcie Low

Signature: ______________________ Date: April 25, 2011
Adam Lecky

Signature: ______________________ Date: ______________
Tracy Sanderson



The undersigned hereby acknowledge the following: I was a member of Loudmouth Golf, LLC. Under this Restated Operating Agreement, I am no longer a member of Loudmouth Golf, LLC. In exchange for my membership interest of Loudmouth Golf, LLC, I am receiving a membership interest in Loudmouth Investment Group, LLC under the terms of the operating agreement of Loudmouth Investment Group, LLC. My signature below indicates my agreement with these changes and the other amendments reflected in this Restated Operating Agreement.

Signature: ______________________ Date: ____________
Sandra Jackson Teall

Signature: ______________________ Date: ____________
David Halldorson

Signature: ______________________ Date: ____________
Michael Fitzsimmons

Signature: ______________________ Date: ____________
Sally Cheung

Signature: ______________________ Date: ____________
Scott Sprague

Signature: ______________________ Date: ____________
Alan Wallace

Signature: ______________________ Date: ____________
Satoshi Kaneko

Signature: ______________________ Date: ____________
Marcie Low

Signature: ______________________ Date: ____________
Adam Lecky

Signature: [signature] Date: 20/4/11
Tracy Sanderson

Signature: ____________________ Date: 23rd April 2011
Janelle Speight

Signature: ____________________ Date: ____________
Scott Sterner

Signature: ____________________ Date: ____________
Robert Marklin

Signature: ____________________ Date: ____________
Jennifer Abell

Signature: ______________________ Date: ______________
Janelle Speight

Signature: *[signature]* Date: 4/26/11
Scott Sterner

Signature: ______________________ Date: ______________
Robert Marklin

Signature: ______________________ Date: ______________
Jennifer Abell


82

Signature: ______________________________ Date: ______________
Janelle Speight

Signature: ______________________________ Date: ______________
Scott Sterner

Signature: ______________________________ Date: 4-20-11
Robert Marklin

Signature: ______________________________ Date: ______________
Jennifer Abell

Signature: ______________________ Date: ______________
Janelle Speight

Signature: ______________________ Date: ______________
Scott Sterner

Signature: ______________________ Date: ______________
Robert Marklin

Signature: ______________________ Date: 9/20/11
Jennifer Abell

EXHIBIT (3)(a)

See Exhibit 2.2 for provisions of Operating Agreement defining right of owners


85

EXHIBIT (3)(b)

Form of Note



FORM OF 2013 SECURED NOTE

LOUDMOUTH GOLF LLC

Registered Owner: Cede & Co.

Principal Amount: $___________

Rate	Maturity Date	Date of Issuance	CUSIP
7%	January 1, 2019	___________, 2013	___

FOR VALUE RECEIVED, Loudmouth Golf LLC, a Delaware limited liability company (the "Company") hereby promises to pay to the Registered Owner specified above, or registered assigns, upon surrender hereof, at the principal corporate trust or other designated office of the Trustee named below, on the Maturity Date specified above, unless redeemed prior thereto, the Principal Amount specified above, together with interest thereon at the interest rate specified above from the authentication date hereof or such later date to which interest has been paid, on each January 1 and July 1 (each an "Interest Payment Date"), commencing January 1, 2014, until the principal hereof is paid or duly provided for upon redemption or maturity. Payment of the principal of, redemption premium, if any, and interest on this Note shall be made in lawful money of the United States of America which at the time of payment is legal tender for payment of public and private debts. Unless other arrangements are made pursuant to Section 2.02 of the Indenture (hereinafter defined), interest is payable by check or draft of the Trustee mailed when due to the registered Holder hereof at the close of business on the 15th day of the month preceding any Interest Payment Date at the address of such Holder as it appears on the Note registration books of the Company maintained by the Trustee (the "Note Register").

Interest on this Note shall be computed on the basis of a 360-day year consisting of twelve months of thirty days each.

This Note is one of an authorized series of Notes of the Company designated "2013 Secured Notes" and issued in the aggregate principal amount of $5,000,000 (the "Notes").

The Notes are issued pursuant to and in full compliance with a Trust Indenture (the "Indenture") dated as of _________, 2013, between the Company and U.S. Bank National Association, as Trustee (the "Trustee"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Indenture.

The Collateral includes a security interest in the Collateral and in any other moneys held by the Trustee under the Indenture. The Debt Service on the Notes is unconditionally payable by the Company.

The Notes are issuable as fully registered Notes in the denomination of $5,000 or any integral multiple of $5,000 in excess thereof (the "Authorized Denominations"). This Note, upon surrender hereof at the principal corporate trust office of the Trustee with a written instrument of transfer satisfactory to the Trustee executed by the Noteholder hereof or his attorney duly authorized in writing, may, at the option of the Noteholder hereof, be exchanged for an equal aggregate principal amount of Notes of any other Authorized Denomination. This Note is transferable as provided in the Indenture, subject to certain limitations therein contained and set forth in this Note, only upon the Note Register and only upon surrender of this Note for transfer to the Trustee duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the Noteholder hereof or his attorney duly authorized in writing. Thereupon, one or more new Notes of Authorized Denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees.

The Company has established a book-entry only system of registration for the Notes. Except as specifically provided otherwise in the Indenture, a nominee of a securities depository will be the registered owner and will hold this Note on behalf of the beneficial owners hereof. By acceptance of a confirmation of purchase, delivery or transfer, the beneficial owners of this Note shall be deemed to have agreed to this arrangement. The nominee, as registered owner of this Note, shall be treated as the owner hereof for all purposes.

REDEMPTION OF NOTES

The Notes are not subject to redemption prior to maturity except as hereinafter provided.

Optional Redemption

The Notes are subject to redemption at the option of the Company, as directed in writing by the Company, in whole or in part at any time for one year beginning on the third anniversary of the Issue Date, at a redemption price equal to 102% of the principal amount thereof plus accrued interest to the date fixed for redemption. The Notes are subject to redemption at the option of the Company, as directed in writing by the Company, in whole or in part at any time on or after the fourth anniversary of the Issue Date, at a redemption price equal to 101% of the principal amount thereof plus accrued interest to the date fixed for redemption. No Note may be redeemed in part if the principal amount to be outstanding following such partial redemption is not an Authorized Denomination.

Partial Redemption

If less than all the outstanding Notes are called for redemption, the Trustee shall select, or arrange for the selection of, the Notes to be redeemed by lot, in such manner as it shall in its discretion determine; provided that any such Note selected for redemption shall be in Authorized Denominations and no Note may be redeemed in part if the principal amount to be outstanding following such partial redemption is not an Authorized Denomination. If less than the principal amount of a Note is called for redemption, the Company shall execute and the Trustee shall authenticate and deliver, upon surrender of such Note, without charge to the Noteholder thereof, in exchange for the unredeemed principal amount of such Note, at the option of such Noteholder, Notes in any of the Authorized Denominations.

Notice of Redemption

Notice of redemption shall be mailed by the Trustee by first class mail at least 30 days but not more than 45 days before any redemption date to the Noteholder of each Note to be redeemed in whole or in part at its last address appearing on the Note Register; provided, however, that failure to give such notice by mailing, or any defect therein, shall not affect the validity of any proceedings for the redemption of any Note or a portion thereof with respect to which no such failure or defect has occurred. In addition, the Trustee may give such other notice or notices as may be recommended in releases, letters, pronouncements or other writings of the Securities and Exchange Commission. Any notice mailed as provided above shall be conclusively presumed to have been duly given, whether or not the Noteholder receives the notice. All Notes so called for redemption will cease to bear interest on the specified date set for redemption, provided funds for their redemption have been duly deposited with the Trustee pursuant to the Indenture and, thereafter, the Noteholders of such Notes called for redemption shall have no rights in respect thereof except to receive payment of the redemption price from the Trustee and a new Note for any portion not redeemed in any of the Authorized Denominations.

CERTAIN OTHER PROVISIONS

If provision is made for the payment of principal of, premium, if any, and interest on this Note in accordance with the Indenture, this Note shall no longer be deemed outstanding under the Indenture, shall cease to be entitled to the benefits of the Indenture, and shall thereafter be payable solely from the funds provided for payment.

Under certain circumstances as described in the Indenture, the principal of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture. Immediately following any such declaration, the Trustee shall mail notice of such declaration by first class mail to each Noteholder of Notes at his last address appearing on the Note Register. Any defect in or failure to give such notice of such declaration shall not affect the validity of such declaration.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations, if any, of the Company and the Noteholders at any time with the consent of the Holders of a majority in aggregate principal amount of the Notes at the time outstanding which are affected by such modifications. The Indenture also permits amendments and supplements to the Indenture, without requiring the consent of any Noteholders in certain specifically described instances. The Indenture also contains provisions permitting Holders of a majority in aggregate principal amount of the Notes at the time outstanding, on behalf of all the Noteholders, to waive compliance by the Company with certain provisions of the Indenture and their consequences. Any such consent or waiver by the Noteholder of this Note shall be conclusive and binding upon such Noteholder and on all future Noteholders of this Note and of any Note issued in lieu hereof whether or not notation of such consent or waiver is made upon this Note. Supplements and amendments to the Indenture may be made only to the extent and in circumstances permitted by the Indenture.

The Noteholder of this Note shall have no right to enforce the provisions of the Indenture, or to institute action to enforce the covenants therein, or to take any action with respect to a default under the Indenture, or to institute, appear in or defend any suit or other proceedings with


89

respect thereto, except as provided under certain limited circumstances described in the Indenture; provided, however, that nothing contained in the Indenture shall affect or impair any right of the Noteholder to enforce (i) the payment of the principal of and premium, if any, and interest on this Note at and after the maturity thereof, or (ii) the obligation of the Company to pay the principal of and premium, if any, and interest on this Note to the Noteholder hereof at the time, place, from the source and in the manner as provided in the Indenture.

The Noteholder of this Note, by acceptance hereof, consents to all of the terms and provisions of the Indenture.

IT IS HEREBY CERTIFIED, RECITED AND DECLARED, that all acts, conditions and things required to exist, happen and be performed precedent to the execution and delivery of the Indenture and the issuance of this Note and the issue of which it is a part, do exist, have happened and have been timely performed in regular form and manner as required by law, and the issuance of this Note, together with all other obligations of the Company, does not exceed or violate any constitutional or statutory limitation of the Company.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature of one of its authorized signers, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

[*The remainder of this page is left blank intentionally*]


90

IN WITNESS WHEREOF, Loudmouth Golf LLC has executed this Note by the manual or facsimile signature of its Chief Executive Officer as of the Date of Original Issue set forth above.

LOUDMOUTH GOLF LLC

By:______________________________
Larry Jackson

Its: Chief Executive Officer

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This Note is one of the Notes described in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By:______________________________

Its:______________________________

Authentication Date: September ___, 2013

Unless this Note is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Company or its agent for registration of transfer, exchange, or payment, and any Note is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

[FORM OF ASSIGNMENT]

For value received, the undersigned hereby sells, assigns and transfers unto ___________
____
____

(Name and Address of Assignee)

(Taxpayer I.D. No. _________________________________)

the within Note and does hereby irrevocably constitute and appoint _______________________
____________________________________, the within Note and does hereby irrevocably constitute and appoint _________________________________, attorney to transfer such Note on the books kept for registration and transfer of the within Note, with full power of substitution in the premises.

Dated: ________________________ ____________________________________

[Signature]

NOTICE: The signature(s) to this Assignment must correspond with the name as it appears upon the face of the Note in every particular, without alteration or enlargement or any change whatever.

Signature Guaranteed:________________________

NOTICE: Signature(s) must be guaranteed by an eligible guarantor institution as defined by SEC Rule 17Ad-15 (17 CFR 240.17Ad-15) participating in a Securities Transfer Association recognized signature guarantee program.


92

EXHIBIT (3)(c)

Form of Trust Indenture



TRUST INDENTURE

BETWEEN

LOUDMOUTH GOLF LLC

AND

U.S. BANK NATIONAL ASSOCIATION

as Trustee

RELATING TO:

$5,000,000
LOUDMOUTH GOLF LLC
2013 SECURED NOTES

Dated September ____, 2013

TABLE OF CONTENTS

Page

95

TRUST INDENTURE

THIS TRUST INDENTURE ("Indenture"), dated as of September ___, 2013, between **LOUDMOUTH GOLF LLC**, a Delaware limited liability company (the "Company"), and **U.S. BANK NATIONAL ASSOCIATION**, a national banking association, as trustee, and its successor in trust and its assignees (the "Trustee").

WHEREAS, the Company intends to issue the Notes pursuant to this Indenture; and

WHEREAS, as security for the payment of the Notes issued pursuant to this Indenture, the Company has agreed to assign and pledge to the Trustee, the Collateral (as hereinafter defined); and

WHEREAS, all things necessary to make the Notes, when authenticated by the Trustee and issued and delivered as provided in this Indenture, the legal, valid, binding and enforceable limited obligations of the Company, according to the import thereof, and to create a valid assignment and pledge of the Collateral to the payment of the Notes have been done and performed, and the execution and delivery of this Indenture and the execution, issuance and delivery of the Notes, subject to the terms hereof, have in all respects been authorized.

NOW, THEREFORE, in consideration of the premises and of the covenants and undertakings herein expressed, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. In addition to terms elsewhere defined in this Indenture, the following words and terms as used in this Indenture and the preambles hereto shall have the following meanings unless the context or use clearly indicates another or different meaning or intent and such definitions shall be equally applicable to both the singular and plural forms of the terms and words herein defined:

"Accounts" shall have the meaning given to that term in the Code.

"Authorized Denominations" means denominations of $5,000 or any integral multiple of $5,000 in excess thereof.

"Beneficial Owner" means, when the Notes are held in a book-entry only system, the owner of a Note or portion thereof for federal income tax purposes.

"Business Day" means any day other than: (a) a Saturday; (b) a Sunday; (c) a day on which banking institutions in the city in which the designated corporate trust office of the Trustee (or its Note registrar, paying agent or tender agent offices) is located are closed; or (d) a day on which the New York Stock Exchange is closed or the payment system of the Federal Reserve is not operational.


98

"Chattel Paper" shall have the meaning given to that term in the Code.

"Code" shall mean the Uniform Commercial Code as in effect in the State of Delaware on the date of this Indenture and as amended from time to time.

"Collateral" shall mean, collectively, the Accounts, Chattel Paper, Deposit Accounts, Documents, Equipment, Electronic Chattel Paper, Fixtures, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Proceeds and Supporting Obligations and all other assets of the Company, whether now owned or acquired in the future, and all funds held at any time under this Indenture.

"Company" means the Loudmouth Golf LLC, a Delaware limited liability company.

"Counsel" means an attorney, or firm thereof, admitted to practice law before the highest court of any state in the United States of America or the District of Columbia.

"Deposit Accounts" shall have the meaning given to that term in the Code.

"Depository" means any securities depository that is a clearing agency under federal law operating and maintaining, with its participants or otherwise, a book entry system to record ownership of book entry interests in Notes, and to effect transfers of book entry interests in Notes in book entry form, the use of which will not impair the federal tax exemption of interest on the Notes, and includes and means initially The Depository Trust Company ("DTC") (a limited purpose trust company), New York, New York.

"Documents" shall have the meaning given to that term in the Code.

"EBITDA" shall mean the Company's net income before interest, taxes, depreciation and amortization, all as reflected on the annual financial statements provided pursuant to Section 4.01.

"Earnings" shall mean investment income consisting only of such interest and dividends derived from investment of moneys deposited in the Reserve Fund.

"Electronic Chattel Paper" shall have the meaning given to that term in the Code.

"Eligible Investments" shall mean such of the following as shall mature, or shall be subject to redemption by the holder thereof at the option of such holder, not later than the respective dates when the moneys will be required for the purposes intended:

(a) With respect to all funds and accounts other than the Reserve Fund:

(i) Government Obligations;

(ii) Any Notes or other obligations of any state of the United States of America or of any local governmental unit of any such state which: (A) are rated at the time of purchase in the highest rating category by Standard & Poor's


99

Ratings Services based on an escrow; (B) are not callable unless irrevocable instructions have been given to the trustee of such Notes to give due notice of redemption and to call such Notes for redemption on the date(s) specified in such instructions; and (C) are secured by cash and/or Government Obligations;

(iii) Direct and general obligations of any state of the United States of America, to the payment of the principal of and interest on which the full faith and credit of such state is pledged, provided such obligations are rated at the time of purchase in either of the two highest rating categories by Standard & Poor's Ratings Services;

(iv) Obligations of any state of the United States of America or any local governmental unit of any such state which shall be rated at the time of purchase in the highest rating category by Standard & Poor's Ratings Services;

(v) Certificates that evidence ownership of the right to payments of principal or interest on the obligations described in clause (i), provided that: (A) such obligations shall be held in trust by a Trustee or trust company or a national banking association meeting the requirements for a successor Trustee under Section 9.04 of this Indenture; (B) the owner of the investment is the real party in interest and has the right to proceed directly and individually against the obligor of the underlying Government Obligations; and (C) the underlying Government Obligations are held in a special account separate from the custodian's general assets, and are not available to satisfy any claim of the custodian, any person claiming through the custodian, or any person to whom the custodian may be obligated;

(vi) Certificates of deposit, whether negotiable or nonnegotiable, and banker's acceptances of any Trustee in the United States whose deposits are insured by the Federal Deposit Insurance Corporation or its successor, or any savings and loan association in the United States whose deposits are insured by the Federal Deposit Insurance Corporation or its successor, provided that such certificate of deposit or banker's acceptance is from a bank or from a savings and loan association having a combined capital and surplus aggregating at least Fifty Million Dollars ($50,000,000) provided further that such certificate of deposit or banker's acceptance is secured by Government Obligations with a market value equal to the principal amount of such certificate of deposit or banker's acceptance over the amount guaranteed by the Federal Deposit Insurance Corporation or its successor, and provided further that such certificate of deposit or banker's acceptance is rated at least A-1+ by Standard & Poor's Ratings Services at the time of purchase and has a maturity of not more than 365 days;

(vii) U.S. dollar denominated deposit accounts, federal funds with domestic commercial Trustees which have a rating on their short term certificates of deposit on the date of purchase of "A-1" or "A-1+" by Standard & Poor's and



"P-1" by Moody's and maturing no more than 360 days after the date of purchase. (Ratings on holding companies are not considered as the rating of the bank);

(viii) Commercial paper of a United States corporation or finance company, other than that issued by Trustee holding companies, rated at the date of investment in the highest rating category by Standard & Poor's Ratings Services;

(ix) Debentures or Notes issued by any of the following Federal agencies: Trustee for Cooperatives, Federal Intermediate Credit Trustee, Federal Loan Trustee, Export-Import Bank of the United States, Government National Mortgage Association or Federal Land Bank (including participation certificates issued by such Associations) and all other obligations issued or in the opinion of the Attorney General of the United States unconditionally guaranteed as to principal and interest by any agency or person controlled or supervised by and acting as an instrumentality of the United States of America pursuant to authority granted by the Congress, and

(x) Securities of, or other interests in, a no-load, open-end or closed-end management type investment company or investment trust registered under the Investment Company Act of 1940, 15 U.S.C. §§80a-1 to 80a-64 (including those for which the Trustee or an affiliate performs services for a fee, whether as a custodian, transfer agent, investment advisor or otherwise), so long as the portfolio of the investment company or investment trust is limited to (i) United States Government Obligations and repurchase agreements fully collateralized by United States Government Obligations and the investment company or investment trust takes delivery of the collateral for any repurchase agreement either directly or through an authorized custodian or (ii) securities of, or other investments in, an investment company or investment trust which meets the foregoing requirements, and is rated at least AAAm or AAAm-G by Standard & Poor's Ratings Services.

(b) With respect to the Reserve Fund:

(i) Obligations issued or guaranteed by the United States Government so long as the maturity of such obligations does not exceed three (3) years;

(ii) Obligations of instrumentalities or agencies of the United States or government-sponsored enterprises so long as the maturity of such obligations does not exceed three (3) years;

(iii) Obligations issued by or guaranteed by any state, provided such obligations are rated in the two highest rating categories of a Rating Agency so long as the maturity of such obligations does not exceed three (3) years;

(iv) Commercial paper, repurchase agreements, guaranteed investment contracts or other similar instruments issued by corporations that are organized and operating within the United States having assets in excess of $500 million and


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having a short-term rating in the highest rating category of a Rating Agency and a long-term rating in one of the two highest rating categories;

(v) Money market funds that invest solely in United States Government securities or in the United States agency securities from issuers under categories (i) through (iv) of this section; and

(vi) Certificates of deposit (with no more than $100,000 purchased from a single financial institution) that are fully insured by the Federal Deposit Insurance Corporation, including certificates of deposit acquired through the Certificate of Deposit Account Registry Service that meet these criteria.

Ratings of Eligible Investments referred to herein shall be determined at the time of purchase of such Eligible Investments and without regard to ratings subcategories. The Trustee shall have no responsibility to monitor the ratings of Eligible Investments after the initial purchase of such Eligible Investments.

"Equipment" shall have the meaning given to that term in the Code.

"Event of Default" shall mean any default by the Company in the performance of its obligations under the Notes or this Indenture.

"Fiscal Year" means the Company's fiscal year which is the period commencing on the first day of January and ending on the last day of December of each year or such other twelve month period as may be designated by the Company as the fiscal year of the Company.

"Fixtures" shall have the meaning given to that term in the Code.

"General Intangibles" shall have the meaning given to that term in the Code.

"Goods" shall have the meaning given to that term in the Code.

"Government Obligations" means: (a) direct obligations of the United States of America (including obligations issued or held in book-entry form); (b) obligations and timely payment of and interest on which are fully guaranteed by the United States of America; (c) certificates which evidence ownership of the right to the payment of the principal of and interest on obligations described in clauses (a) and (b) provided that such obligations are held in the custody of a bank or trust company satisfactory to the Trustee in a special account separate from the general assets of such custodian, and (d) municipal obligations the timely payment of the principal and interest on which is fully provided for by the deposit in trust or escrow of cash or obligations described in clause (a), (b) or (c); provided such obligations are not subject to call by the obligor for redemption prior to maturity, have been called for redemption prior to maturity or, if subject to call by the obligor for redemption prior to maturity, such right to call the obligation for redemption prior to maturity has been waived.

"Indenture" means this Trust Indenture, as amended or supplemented from time to time as permitted hereby.


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"Instrument" shall have the meaning given to that term in the Code.

"Interest Payment Date" means each January 1, and July 1 commencing January 1, 2014.

"Inventory" shall have the meaning given to that term in the Code.

"Investment Income" means the earnings and profits derived from the investment of moneys pursuant to this Indenture.

"Investment Property" shall have the meaning given to that term in the Code.

"Issue Date" means __________, 2013, the date the Notes are issued.

"Letter-of-Credit Rights" shall have the meaning given to that term in the Code.

"Letter of Representations" means the blanket agreement of the Company to comply with the operational arrangements of The Depository Trust Company and any similar agreements with respect to a successor Depository.

"Lien" shall mean any mortgage, deed of trust, pledge, lien, security interest, charge or other encumbrance or security arrangement of any nature including, but not limited to, any conditional sale or title retention arrangement, and any assignment, deposit arrangement or lease intended as, or having the effect of, security for any obligations of any Person.

"Material Adverse Effect" shall mean a material adverse effect on (a) the business, operations, condition (financial or otherwise) or prospects of the Company; (b) the ability of the Company to perform any of its payment or other obligations under this Indenture; (c) the legality, validity or enforceability of the obligations of the Company under this Indenture; or (d) the ability of the Trustee to exercise its rights and remedies with respect to, or otherwise realize upon, the Collateral.

"Noteholder" or **"Holder"** means the Registered Owner or Beneficial Owner of any Note.

"Note" or **"Notes"** means the 2013 Secured Notes authorized pursuant to this Indenture.

"Note Fund" means the fund created by Section 6.01 of this Indenture.

"Note Payment Date" means any of the dates specified in the Indenture for payment of principal of and interest on the Notes, i.e., the first day of January and July of each year with respect to interest, commencing January 1, 2014, until the respective Notes are paid in accordance with their terms.

"Note Register" means the books of the Company kept by the Trustee to evidence the registration, transfer and exchange of Notes.


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"Note Year" means any twelve month period beginning January 1.

"Offering Circular" means the offering circular dated ______, 2013 and prepared by the Company in connection with the offer and sale of the Notes.

"Outstanding", when used with reference to the Notes at any date as of which the amount of outstanding Notes are to be determined, means all Notes which have been authenticated and delivered by the Trustee hereunder, except:

(a) Notes canceled or delivered for cancellation at or prior to such date;

(b) Notes, or portions thereof, for the payment or prepayment of which funds shall have been deposited with the Trustee (whether on or prior to the maturity or prepayment date of any such Notes); provided, however that if such Notes are to be redeemed prior to maturity thereof, notice of such prepayment shall have been given or arrangements satisfactory to the Trustee shall have been made therefor, or waiver of such notice satisfactory in form to the Trustee shall have been filed with the Trustee;

(c) Notes in substitution for which other Notes have been authenticated and delivered pursuant to Article II hereof; and

(d) For purposes of any consent, request, demand, authorization, direction, notice, waiver or other action to be taken by the holders of a specified percentage of Outstanding Notes hereunder, all Notes held by or for the account of the Company or the Company, except that for purposes of any such consent, request, demand, authorization, direction, notice, waiver or action the Trustee shall be obligated to consider as not being Outstanding only Notes of which the Trustee has actual notice to be so held.

"Participant" or **"Participants"** means securities brokers and dealers, banks, trust companies and clearing corporations which participate in the Depository with respect to the Notes.

"Person" means any natural person, firm, partnership, association, limited liability company, corporation, or public body.

"Placement Agent Agreement" means the Placement Agent Agreement, dated September ___ 2013, between the Placement Agent and the Company relating to the initial purchase of the Notes.

"Prior Security Interest" shall mean a continuing enforceable perfected security interest under the Code which is prior and superior to all Liens and the rights of all third parties in the Collateral except as may be otherwise provided in the Loan Agreement.

"Proceeds" shall have the meaning given to that term in the Code.

"Rating Agency" means Moody's Investors Service, Fitch Ratings and/or Standard & Poor's Ratings Services or their successors and assigns, according to which of such rating agencies then rates the Notes; and provided that if none of such rating agencies then rates the Notes, the term "Rating Agency" shall be deemed to refer to any nationally recognized securities rating agency.

"Record Date" means with respect to each Interest Payment Date, the Trustee's close of business on the fifteenth day of the calendar month next preceding such Interest Payment Date, regardless whether such day is a Business Day.

"Registered Owner" means the person or persons in whose name or names a Note is registered on the registration books of the Company maintained by the Trustee for that purpose in accordance with the terms of this Indenture.

"Reserve Fund" means the fund established pursuant to Section 6.02 of this Indenture and which shall be entitled "Loudmouth Golf LLC 2013 Debt Service Reserve Fund", to be funded as set forth in this Indenture.

"Reserve Fund Payments" means all payments required of the Company to replenish any deficiency in the Reserve Fund.

"Reserve Fund Requirement" means an amount equal to the least of: (a) the maximum annual interest requirements on the Notes for the then-current or any succeeding Note Year; determined at the time of initial issuance of the Notes and on the first day of each Fiscal Year thereafter while any Notes are Outstanding. The Reserve Fund Requirement for the Reserve Fund may be satisfied by delivery to the Trustee of a Reserve Fund Security Instrument.

"Reserve Fund Security Instrument" means a letter a credit, line of credit, policy of insurance, surety Note or similar instrument which will provide for the payment of all or part of the amounts required to be disbursed from the Reserve Fund; provided that the Reserve Fund Security Instrument shall not result in a reduction of any rating on the Notes.

"Revenue Account" means the account by that name established within the Note Fund pursuant to Section 6.01 of this Indenture.

"Indenture" shall mean this Indenture and all documents or annexes attached hereto or referred to herein, as any or all of the foregoing may be supplemented or amended from time to time.

"Notes" means the $5,000,000 Loudmouth Golf LLC 2013 Secured Notes.

"Supporting Obligations" shall have the meaning given to that term in the Code.

"Trustee" means U.S. Bank National Association, a national banking association, acting in its capacity as the trustee under this Indenture, and any permitted successor trustee under Article IX of this Indenture.

"Placement Agent" means Lake Forest Securities LLC.

ARTICLE II

THE NOTES

Section 2.01 Authorized Amount of Notes.

No Notes may be issued under the provisions of this Indenture except in accordance with this Article. The total principal amount of Notes that may be issued and outstanding hereunder is expressly limited to $5,000,000.

Section 2.02 Issuance of Notes. The Notes: (a) shall be designated the "Loudmouth Golf LLC 2013 Secured Notes"; (b) shall be dated the Issue Date; (c) shall bear interest from the Issue Date at the rate provided in Exhibit B hereto until the Company's obligation with respect to payment of the principal is discharged, computed on a 360-day year of twelve 30-day months; and (d) shall mature at the time and in the principal amount provided in Exhibit B hereto.

The Notes shall be issued as registered Notes without coupons and shall be issued in Authorized Denominations. The Notes shall be numbered consecutively from 1 upwards bearing numbers not then contemporaneously outstanding (in order of issuance) according to the records of the Trustee.

The principal of and the redemption premium, if any, and the interest on the Notes shall be payable in lawful money of the United States of America. The principal of and redemption premium, if any, on the Notes shall be payable at the principal corporate trust office or other designated office of the Trustee. The interest on the Notes shall be paid by check or draft of the Trustee mailed to the Persons in whose names the Notes are registered on the Note Register at the close of business on the Record Date next preceding each Interest Payment Date; provided, however, any registered Holder of Notes in the aggregate principal amount of $1,000,000 or more as of the close of business on the Record Date preceding any Interest Payment Date may, by prior written instructions filed with the Trustee on or before the second Business Day preceding such Record Date (which instructions shall remain in effect until revoked by subsequent written instructions), instruct that interest payments for any period be made by wire transfer to any Trustee located in the continental United States.

If any payment of interest or principal or redemption premium on the Notes are due on a date not a Business Day, payment shall be made on the next succeeding Business Day with the same force and effect as if made on the date which is fixed for such payment, and no interest shall accrue on such amount for the period after such due date.

THE PROVISIONS OF THE NOTES SHALL CONTROL TO THE EXTENT OF ANY CONFLICT WITH THE PROVISIONS HEREOF.

Section 2.03 Execution. The Notes shall be executed on behalf of the Company with the manual or facsimile signature of one of its authorized officers. All authorized facsimile signatures shall have the same force and effect as if manually signed. In case any official of the Company whose signature or facsimile signature shall appear on the Notes shall cease to be such official before the delivery of such Notes, such signature or facsimile signature shall nevertheless be valid and sufficient for all purposes, the same as if such official had remained in office until delivery. The Notes may be signed on behalf of the Company by such persons who, at the time of the execution of such Notes, are duly authorized or hold the appropriate office of the Company, although on the date of the Notes such persons were not so authorized or did not hold such offices.

Section 2.04 Certificate of Authentication. No Notes shall be secured hereby or entitled to the benefit hereof or shall be or become valid or obligatory for any purpose unless there shall be endorsed thereon a certificate of authentication, substantially in the form of the Note as set forth in the attached Exhibit A, executed by an authorized officer of the Trustee; and such certificate on any Note issued by the Company shall be conclusive evidence and the only competent evidence that it has been duly authenticated and delivered hereunder.

Section 2.05 Form of Notes. The Notes, the Trustee's certificate of authentication and the form of assignment shall be in substantially the form attached as Exhibit A with such changes are may be necessary or appropriate to conform to any applicable rules and regulations of any governmental authority or of any securities exchange on which the Notes may be listed or any usage or requirement of law or practice with respect thereto.

Section 2.06 Delivery of Notes. Upon the execution and delivery hereof, the Company shall execute the Notes and deliver them to the Trustee, and the Trustee shall authenticate the Notes and deliver them to such purchaser or purchasers as shall be directed by the Company as hereinafter in this Section provided.

Prior to or simultaneously with the authentication and delivery of the Notes by the Trustee, there shall be filed with or delivered to the Trustee the following:

(a) A copy, certified by an authorized officer of the Company, of all resolutions adopted and proceedings had by the Company authorizing the issuance and delivery of the Notes;

(b) An original executed counterpart of this Indenture;

(c) Closing certificates of the Company in form and substance satisfactory to the Placement Agent;

(d) An opinion of Counsel for the Company addressed to the Trustee and the Placement Agent in the form included with the Offering Circular;

(e) A request and authorization to the Trustee on behalf of the Company and signed by an authorized officer of the Company directing the Trustee to authenticate and deliver the Notes in such specified denominations as permitted herein to the Placement Agent upon payment to the Trustee, but for the account of the Company, of the aggregate principal amount of the Notes, plus accrued interest, if any;


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(f) Evidence satisfactory to the Trustee that the Company has delivered an executed Letter of Representations to the Depository;

(g) Evidence satisfactory to the Trustee that there has been paid into the Reserve Fund any amounts required by this Indenture; and

(h) Such other documents, opinions of Counsel and certificates as the Trustee may require or as may be required by the Placement Agent Agreement.

Upon receipt of the foregoing, the Trustee shall authenticate and deliver the Notes as provided above.

Section 2.07 Mutilated, Lost, Stolen or Destroyed Notes. If any Note is mutilated, lost, stolen or destroyed, the Company may execute and the Trustee may authenticate and deliver a new Note of the same maturity, interest rate, principal amount and tenor in lieu of and in substitution for the Note mutilated, lost, stolen or destroyed; provided that, in the case of any mutilated Note, such mutilated Note shall first be surrendered to the Trustee, and in the case of any lost, stolen or destroyed Note, there shall be first furnished to the Company and the Trustee evidence satisfactory to each of them of the ownership of such Note and of such loss, theft or destruction, together with indemnity satisfactory to the Trustee and the Company and compliance with such other reasonable requirements as the Company and Trustee may prescribe. If any such Note shall have matured or a redemption date pertaining thereto shall have passed, instead of issuing a new Note the Company may pay the same without surrender thereof. The Company and the Trustee may charge the Holder of such Note with their reasonable fees and expenses in this connection.

Section 2.08 Exchangeability and Transfer of Notes; Persons Treated as Owners.

The Company shall cause the Note Register to be kept by the Trustee, which is hereby constituted and appointed the Note registrar for the Notes.

Any Holder of a Note, in person or by his duly authorized attorney, may transfer title to his Note on the Note Register, upon surrender thereof at the designated corporate trust office of the Trustee, together with a written instrument of transfer (in substantially the form of assignment attached to the Note) executed by the Holder or his duly authorized attorney. Upon surrender for registration of transfer of any Note, the Company shall execute and the Trustee shall authenticate and deliver in the name of the transferee or transferees a new Note or Notes of the same aggregate principal amount and tenor as the Note surrendered and of any Authorized Denomination.

Notes may be exchanged upon surrender thereof at the designated corporate trust office of the Trustee with a written instrument of transfer satisfactory to the Trustee executed by the Noteholder or his attorney duly authorized in writing, for an equal aggregate principal amount of Notes of the same aggregate principal amount and tenor as the Notes being exchanged and of any Authorized Denomination. The Company shall execute and the Trustee shall authenticate and


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deliver Notes which the Noteholder making the exchange is entitled to receive, bearing numbers not contemporaneously then outstanding.

Such registrations of transfers or exchanges of Notes shall be without charge to the holders of such Notes, but any taxes or other governmental charges required to be paid with respect to the same shall be paid by the Holder of the Note requesting such registration of transfer or exchange as a condition precedent to the exercise of such privilege. Any service charge made by the Trustee for any such registration, transfer or exchange shall be paid by the Company.

The Trustee shall not register any transfer of any Note (or portion thereof) after notice calling such Note (or portion thereof) for redemption or partial redemption has been given unless the Holder delivers to the Trustee a written statement acknowledging that such Note has been called for redemption and the date of such redemption.

The Person in whose name any Note is registered on the Note Register shall be deemed and regarded as the absolute owner thereof for all purposes, except that payment of or on account of either principal, premium, if any, or interest shall be made only to or upon the order of the Holder of record as of the Record Date or its duly authorized attorney, but such registration may be changed as hereinabove provided. All such payments shall be valid and effectual to satisfy and discharge the liability upon such Note to the extent of the sum or sums so paid.

So long as the Notes are held in book-entry form, the Company shall execute and the Trustee shall authenticate a Note to be held by the Depository, which (a) shall be denominated in an amount equal to the aggregate principal amount of Notes to be held by the Depository (provided that, unless such Note is being issued on the Issue Date, the Trustee has received a like aggregate principal amount of Notes for transfer in accordance with this Section 2.08), (b) shall be registered in the name of the Depository or its nominee in accordance with this Section 2.08, (c) shall be delivered by the Trustee to the Depository or pursuant to the Depository's instructions, and (d) shall bear a legend substantially to the effect that unless the Note is presented by an authorized representative of the Depository to the Company or its agent for registration of transfer, exchange or payment, any transfer, exchange, pledge or other use for value or otherwise is wrongful.

All Notes issued upon any transfer or exchange of Notes shall be valid and binding limited obligations of the Company, evidencing the same debt, and entitled to the same security and benefits under this Indenture, as the Notes surrendered upon such transfer or exchange.

In executing any Note upon any exchange or transfer provided for in this Section, the Company may rely conclusively on a representation of the Trustee that such execution is required.

Section 2.09 Cancellation. Matured Notes and Notes redeemed prior to maturity (as provided in Section 2.11) delivered to the Trustee shall be canceled. The Trustee shall cremate or otherwise destroy canceled Notes and shall not reissue such Notes and shall deliver a certificate or other destruction to the Company. If the Trustee for its own account or the


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Company shall acquire any of the Notes, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Notes unless and until the same are delivered to the Trustee for cancellation.

Section 2.10 Ratably Secured. All Notes issued hereunder are and are to be, to the extent provided in this Indenture, equally and ratably secured by this Indenture without preference, priority or distinction on account of the actual time or times of the authentication or delivery or maturity of the Notes so that, subject as aforesaid, all Notes at any time Outstanding hereunder shall have the same right, lien and preference under and by virtue of this Indenture and shall all be equally and ratably secured hereby with like effect as if they had all been executed, authenticated and delivered simultaneously on the date hereof, whether the same, or any of them, shall actually be disposed of at such date, or some future date, except with respect to the Reserve Fund.

Section 2.11 Redemption of Notes.

(a) **Optional Redemption.** The Notes are subject to optional redemption prior to maturity at the option of the Company upon the direction of the Company, all as provided in the form of Notes set forth in Exhibit A upon notice as provided in the form of Notes.

(b) **Mandatory Payment of Notes.** The Notes shall be subject to mandatory payment at maturity as provided in the form of Notes set forth in Exhibit A attached hereto.

(c) **Purchase in Lieu of Redemption**. The Notes are subject to purchase in lieu of redemption by the Company upon the direction of the Company prior to their maturity date at any time, in whole or in part, if the following conditions are satisfied:

(i) The Company and the Noteholders negotiate and agree upon a purchase price that is communicated to the Trustee;

(ii) Upon written agreement as described in (i) above, the Company shall direct the Trustee to purchase certain Notes and will provide funds to the Trustee for deposit in the Note Fund in the amount necessary to pay the purchase price of the selected portion of the Notes and such amount as the Trustee may require to cover the accrued and anticipated fees and expenses;

(iii) The Trustee confirms that the amount provided for by the Company pursuant to (ii) above is sufficient to warrant such purchase at the purchase price agreed to by the Company and the Noteholders pursuant to (i) above; and

(iv) To the extent permitted by law, the Company shall indemnify and hold harmless the Trustee, in a form and with such security as may be satisfactory to the Trustee, from and against any and all liabilities, claims, or losses arising out of, by virtue of, or in connection with, the tender of Notes, up to the amount of the value of the Notes tendered, except in the case of negligence, willful misconduct, or bad faith on the part of the Trustee.


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Once purchased, such Notes shall be delivered to the Trustee and cancelled.

Section 2.12 **Book-Entry-Only Registration of the Notes.**

(a) Except as provided in subparagraph (c) of this **Error! Reference source not found.**, the Registered Owner of all of the Notes shall be, and the Notes shall be registered in the name of, Cede & Co. ("Cede"), as nominee of the Depository. Payment of interest on any Note, as applicable, shall be made in accordance herewith for the account of Cede on each Interest Payment Date at the address indicated for Cede in the Note Register.

(b) The Notes shall be issued as fully registered Notes without coupons in Authorized Denominations in the total aggregate principal amount of the Notes. Upon initial issuance, the ownership of each such Note shall be registered on the Note Register in the name of Cede, as nominee of the Depository. With respect to the Notes so registered in the name of Cede, the Company, the Company and the Trustee, shall have no responsibility or obligation with respect to: (i) the accuracy of the records of the Depository, Cede or any Participant or any nominee of a Beneficial Owner with respect to any beneficial ownership interest in the Notes; (ii) the delivery to any Participant, Beneficial Owner or other person, other than the Depository, of any notice with respect to the Notes, including any notice of redemption; or (iii) the payment to any Participant, Beneficial Owner or other person, other than Cede, as nominee of the Depository, of any amount with respect to the principal or redemption price of, or interest on, the Notes. The Company, the Company and the Trustee may treat and deem Cede, as nominee of the Depository, as the absolute owner of each Note for all purposes whatsoever, including (but not limited to) (i) payment of the principal or redemption price of, and interest on, each such Note, (ii) giving notices of redemption and other matters with respect to such Notes and (iii) registering transfers with respect to such Notes. The Trustee shall pay the principal or redemption price of, and interest on, all Notes only to or upon the order of Cede, and all such payments shall be valid and effective to fully satisfy and discharge the Company's obligations with respect to such principal redemption price and interest, to the extent of the sum or sums so paid. So long as the Notes are book-entry-only, no person other than the Depository shall receive a Note evidencing the obligation of the Company to make payments of principal of and interest on, the Notes pursuant to this Indenture. Upon delivery by the Depository to the Trustee of written notice to the effect that the Depository has determined to substitute a new nominee in place of Cede, and subject to the transfer provisions of this Indenture, the word "Cede" herein shall refer to such new nominee of the Depository; provided that, notwithstanding any provision of this Indenture to the contrary, until the termination of the book-entry-only system, the Notes may be transferred in whole, but not in part, only to a nominee of the Depository, or by a nominee of the Depository to the Depository or any nominee thereof.

(c) (1) The Depository may determine to discontinue providing its services with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee and discharging its responsibilities with respect thereto under applicable law.

(i) The Company, at the sole discretion and direction of the Company and without the consent of any other person, may terminate the services of the Depository with respect to the Notes if the Company determines that the continuation of the system of book-


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entry-only transfer through the Depository is not in the best interests of the Beneficial Owners of the Notes or is burdensome to the Company.

(ii) Upon the termination of the services of the Depository with respect to the Notes pursuant to subsection (c)(i) or (ii) hereof, the Notes shall no longer be restricted to being registered on the Note Register in the name of Cede as nominee of the Depository. In such event, the Company shall issue and the Trustee shall transfer and exchange Note certificates of like principal amount, in Authorized Denominations to the Participants or the identifiable Beneficial Owners (as identified by the Depository or the Participants) in replacement of such Beneficial Owners' beneficial interests in the Notes. Notwithstanding the preceding sentence, if the Company designates a successor Depository, the Company shall issue and the Trustee shall transfer and exchange a Note certificate, in such name as is directed by the successor Depository, in the amount of Notes then Outstanding and the Trustee shall take such other action as is necessary so that the beneficial ownership interests of the Beneficial Owners are properly reflected on the records of the successor Depository and its Participants. In such event, references herein to "Cede" shall be deemed to refer to the successor Depository, or its nominee, as the context requires.

(d) The Company and the Trustee may conclusively rely on: (i) a certificate of the Depository as to the identity of the Participants in the book-entry-only system; and (ii) a certificate of such Participants as to the identity of, and the respective principal amounts of Notes beneficially owned by, the Beneficial Owners.

(e) Whenever, during the term of the Notes, Beneficial Ownership thereof is determined by a book entry at the Depository, the requirements in this Indenture of holding, delivering or transferring Notes shall be deemed modified to require the appropriate person to meet the requirements of the Depository as to registering or transferring the book entry to produce the same effect.

(f) Notwithstanding anything in this Indenture to the contrary, the Company and the Trustee hereby agree as follows with respect to the Notes, if and to the extent any Note is registered in the name of Cede as nominee of the Depository: (i) the Trustee shall give the Depository all special notices required by the Letter of Representations at the times, in the forms and by the means required by the Letter of Representations; (ii) the Trustee shall make payments to Cede at the times and by the means specified in the Letter of Representations; (iii) Cede shall not be required to surrender Notes which have been partially paid or prepaid to the extent permitted by the Letter of Representations; and (iv) the Trustee shall set a special record date (and shall notify the registered owners of the Notes thereof in writing) prior to soliciting any Noteholder consent or vote, such notice to be given not less than 15 calendar days prior to such record date (any Note transferred by a registered owner subsequent to the establishment of the special record date and prior to obtaining such consent or vote shall have attached to it a copy of the notice to Noteholders by the Trustee).

(g) NEITHER THE ISSUER, THE COMPANY NOR THE TRUSTEE WILL HAVE ANY RESPONSIBILITY OR OBLIGATION TO PARTICIPANTS OR THE BENEFICIAL OWNERS OF THE NOTES WITH RESPECT TO: (i) THE ACCURACY OF



ANY RECORDS MAINTAINED BY THE DEPOSITORY OR ANY PARTICIPANT; (ii) THE PAYMENT BY THE DEPOSITORY TO ANY PARTICIPANT OR BY ANY PARTICIPANT OF ANY AMOUNT DUE TO ANY BENEFICIAL OWNER IN RESPECT OF THE PRINCIPAL AMOUNT OR REDEMPTION PRICE OF OR INTEREST ON THE NOTES; (iii) THE DELIVERY OF ANY NOTICE BY THE DEPOSITORY TO ANY PARTICIPANT OR BY ANY PARTICIPANT TO ANY BENEFICIAL OWNER THAT IS REQUIRED OR PERMITTED TO BE GIVEN TO NOTEHOLDERS UNDER THE TERMS OF THIS INDENTURE; (iv) THE SELECTION OF THE BENEFICIAL OWNERS TO RECEIVE PAYMENT IN THE EVENT OF ANY PARTIAL REDEMPTION OF THE NOTES; OR (v) ANY OTHER ACTION TAKEN BY THE DEPOSITORY AS OWNER OF THE NOTES.

Section 2.13 CUSIP Numbers. All payments of principal, premium and interest, whether by check or draft or wire transfer, shall be accompanied by the appropriate CUSIP number identification with appropriate dollar amounts for each CUSIP number.

ARTICLE III

SECURITY; COVENANTS AND AGREEMENTS OF COMPANY

Section 3.01 Security Interest. As security for the full and timely payment of the Notes in accordance with the terms of this Indenture and the full and timely payment and performance of the obligations of the Company under this Indenture, the Company grants to the Trustee in trust for the benefit of the Noteholders a security interest under the Code in and to such of the Collateral as is now owned or acquired after the date of this Indenture by the Company and agrees that, upon filing of all applicable UCC-1 financing statements with the appropriate offices (based on the information set forth in Exhibits "A", "B", and "C" to this Indenture), the Trustee shall have a perfected interest in and to such Collateral to the extent that such security interest can be perfected by filing under the Code. The Collateral is intended to be all personal property of the Company, whether or not within the scope of the Code.

Section 3.02 Payment of Notes and Performance of Covenants. The Company shall promptly pay the principal of, redemption premium, if any, and interest on the Notes at the place, on the dates and in the manner provided in the Notes. The Company shall promptly perform and observe all covenants, undertakings and obligations set forth herein or the Notes on its part to be performed or observed. The Company agrees that the Trustee in its name or in the name of the Noteholder may enforce against the Company or any Person any rights of the Trustee or the Noteholder under or arising from the Notes or this Indenture whether or not the Company is in default hereunder or under the Notes. The Company shall fully cooperate with the Trustee in the enforcement by the Trustee of any such rights.

Section 3.03 Company. The Company represents and warrants that: (a) it is duly authorized to issue the Notes, and to execute, deliver and perform the terms of this Indenture; (b) all action on its part for the issuance of the Notes and this Indenture have been duly taken; (c) the Notes upon issuance and authentication and this Indenture upon delivery, shall be valid and enforceable against the Company in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights and by general


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principles of equity; (d) except as described on Exhibit D, it has not heretofore conveyed, assigned, pledged, granted a security interest in or otherwise disposed of the Collateral; (e) it has no knowledge of any right of set-off, defense or counterclaim to payment or performance of the terms or conditions of this Indenture; and (f) the execution, delivery and performance of this Indenture are not in contravention of law or any agreement, instrument, indenture or other undertaking to which it is a party or by which it is bound.

Section 3.04 No Litigation. The Company represents and warrants that: (a) no litigation or administrative action of any nature has been served upon the Company for the purpose of restraining or enjoining the issuance or delivery of the Notes or the execution and delivery of this Indenture or in any manner questioning the proceedings or authority under which they have occurred, or affecting their validity or its existence or authority of its present officers; (b) no authority or proceeding for the issuance of the Notes or for the payment or security thereof has been repealed, revoked or rescinded; (c) no petition seeking to initiate any resolution or other measure affecting the same or the proceedings therefore has been filed and (d) to the best of the knowledge of the officers of the Company executing this Indenture, none of the foregoing actions is threatened.

Section 3.05 Further Assurances. The Company covenants that it will cooperate to the extent necessary with the Noteholder and the Trustee in defenses of the Collateral against the claims and demands of all Persons, and will do, execute, acknowledge and deliver or cause to be done, such indentures supplemental hereto and such further acts, instruments and transfers as the Trustee may reasonably require for the better pledging of the Collateral.

Section 3.06 No Other Encumbrances. The Company covenants that except as otherwise provided herein, it will not sell, convey, mortgage, encumber or otherwise dispose of any portion of the Collateral.

Section 3.07 No Personal Liability. No director, member, officer or employee of the Company, including any person executing this Indenture or the Notes, shall be liable personally on the Notes or subject to any personal liability for any reason relating to the issuance, sale or repayment of the Notes.

Section 3.08 Rights and Remedies of a Secured Party. In addition to all rights and remedies given to the Trustee pursuant to this Indenture, the Trustee shall have all of the rights and remedies of a secured party under the Code (whether or not the Code applies to the Collateral).

Section 3.09 Provisions Applicable to the Company and the Collateral. The parties agree that the following provisions shall be applicable to the Company and the Collateral:

(a) The Company covenants and agrees that, at all times during the term of this Indenture, it shall keep accurate and complete books and records concerning the Collateral that is now owned or acquired after the date of this Indenture by the Company, in accordance with GAAP at the locations set forth on Exhibit "C" attached hereto and made a part hereof and


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at no other location without complying with the requirements set forth in Section 3.09(j) of this Indenture.

(b) Upon reasonable advance notice, the Trustee or its representatives shall have the right at all times during regular business hours of the Company (or at any time if an Event of Default shall have occurred and shall be continuing) to examine and inspect the Collateral and to review the books and records of the Company concerning the Collateral that is now owned or acquired after the date of this Indenture by the Company and to copy the same and make excerpts therefrom.

(c) The Company currently maintains its place of business, if the Company has only one place of business, or its chief executive office, if the Company has more than one place of business, at the location set forth on Exhibit "C" attached hereto and made a part hereof and shall not move the location of its place of business or chief executive office, as the case may be, without providing prior written notification to the Trustee and otherwise complying with subsection (k) of this Section 3.09.

(d) Except as may otherwise be provided in this Indenture, without the prior written consent of the Trustee, the Company shall not sell, lease or otherwise dispose of any Equipment or Fixtures owned by the Company.

(e) Promptly upon request of the Trustee from time to time, the Company shall furnish the Trustee with such information and documents regarding the Collateral at such times and in such form and detail as the Trustee may reasonably request.

(f) Promptly upon request of the Trustee from time to time, the Company shall deliver to the Trustee, without limitation, (1) all invoices and customer statements rendered to account debtors, Documents, contracts, Chattel Paper, Electronic Chattel Paper, Instruments and other writings and/or records pertaining to the Company's contracts or the performance of the Company's contracts, (2) evidence of the Company's Accounts and statements showing the aging, identification, reconciliation and collection thereof and (3) reports as to the Company's Inventory and sales, shipment, damage or loss thereof, all of the foregoing to be certified by an authorized officer or other employee of the Company.

(g) Notwithstanding the Prior Security Interest in the Collateral granted to and created in favor of the Trustee under this Indenture, the Company shall have the right until one or more Events of Default shall occur, at its own cost and expense, to enforce payment of the Accounts, the Chattel Paper and the Electronic Chattel Paper and to enforce its contract rights.

(h) Upon the occurrence of an Event of Default, the Trustee shall have the right at any time, in its sole discretion, to give notice of the Trustee's security interest to account debtors obligated to the Company, to take over and direct collection of the Accounts, the Chattel Paper and the Electronic Chattel Paper, to notify such account debtors to make payment directly to the Trustee and to enforce payment of the Accounts, the Chattel Paper and the Electronic Chattel Paper and to enforce the Company's contract rights. It is understood and agreed by the

Company that the Trustee shall have no liability whatsoever under this Indenture except for its own gross negligence or willful misconduct.

(i) The Company represents and warrants as of the date of this Indenture that the exact legal name, the type of entity, the jurisdiction of formation and tax identification number of the Company are as set forth on Exhibit "E" attached hereto and made a part hereof. The Company covenants and agrees that it will not change its legal name, its type of entity, its jurisdiction of formation or its tax identification number without (i) providing the Trustee prior written notice of its intention to do so, (ii) providing the Trustee with such information in connection therewith as the Trustee may reasonably request, and (iii) taking such action, satisfactory to the Trustee, as may be necessary to maintain at all times the priority of the security interest of the Trustee in the Collateral hereunder.

(j) If the Company desires to establish a new location for its place of business or chief executive office, as the case may be, or to establish new names in which it may invoice account debtors or maintain records concerning Collateral, it shall first, with respect to each such new location or name:

(i) give the Trustee written notice of its intention to do so and provide the Trustee with such information in connection therewith as the Trustee may reasonably request; and

(ii) take such action, satisfactory to the Trustee including, without limitation, all action required by Section 3.11 hereof, as may be necessary to maintain at all times the priority of the security interest of the Trustee in the Collateral hereunder.

(k) The Company represents and warrants that, to the best of its knowledge, it does not currently have a Commercial Tort Claim (as such term is defined in the Code) against any Person. If the Company shall at any time acquire a Commercial Tort Claim (as such term is defined in the Code), the Company shall immediately notify the Trustee in a writing signed by the Company of the brief details thereof and grant to the Trustee in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Indenture, with such writing to be in form and substance satisfactory to the Trustee.

(l) The Company shall at any time and from time to time, take such steps as the Trustee may request (i) to cause any bailee having possession of any of the Collateral to provide to the Trustee a written acknowledgement of the Trustee's security interest in such Collateral, in form and substance satisfactory to the Trustee, (ii) to cause the Trustee to obtain "control" of any Investment Property, Deposit Accounts, Letter-of-Credit Rights or Electronic Chattel Paper including, but not limited to, causing any issuer of a letter of credit with respect to the Letter-of-Credit Rights to consent to the Trustee's security interest therein and including an appropriate legend on Chattel Paper arising from the sale of Inventory identifying the Trustee's security interest therein, and (iii) otherwise to ensure the continued perfection and priority of the Trustee's security interest in any of the Collateral and of the preservation of its rights therein.


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Section 3.10 Actions with Respect to Accounts. The Company irrevocably makes, constitutes and appoints the Trustee (and any of the Trustee's designated officers, employees or agents) as its true and lawful attorney in fact with power to sign its name and to take any of the following actions, in its name or in the name of the Trustee, as the Trustee may determine, at any time (except as expressly limited in this Section 3.10) without notice to the Company and at the Company's expense:

(a) Verify the validity and amount of, or any other matter relating to, the Collateral by mail, telephone, telegraph or otherwise;

(b) Notify all account debtors that the Accounts have been assigned to the Trustee and that the Trustee has a security interest in the Accounts;

(c) Direct all account debtors to make payment of all Accounts directly to the Trustee;

(d) Take control in any manner of any cash or non-cash items of payment or proceeds of Accounts;

(e) In any case and for any reason, notify the United States Postal Service to change the addresses for delivery of mail addressed to the Company to such address as the Trustee may designate;

(f) In any case and for any reason, receive, open and dispose of all mail addressed to the Company;

(g) Take control in any manner of any rejected, returned, stopped in transit or repossessed goods relating to Accounts;

(h) Upon the occurrence of an Event of Default, enforce payment of and collect any Accounts, by legal proceedings or otherwise, and for such purpose the Trustee may:

(i) Demand payment of any Accounts or direct any account debtors to make payment of Accounts directly to the Trustee;

(ii) Receive and collect all monies due or to become due to the Company;

(iii) Exercise all of the Company's rights and remedies with respect to the collection of Accounts;

(iv) Settle, adjust, compromise, extend, renew, discharge or release Accounts;

(v) Sell or assign Accounts on such terms, for such amounts and at such times as the Trustee deems advisable;


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(vi) Prepare, file and sign the Company's name on any Proof of Claim or similar documents in any proceeding filed under federal or state bankruptcy, insolvency, reorganization or other similar Law as to any account debtor;

(vii) Prepare, file and sign the Company's name on any Notice of Lien, Claim of Mechanic's Lien, Assignment or Satisfaction of Lien or Mechanic's Lien, or similar document in connection with the Collateral;

(viii) Endorse the name of the Company upon any chattel papers, documents, instruments, invoices, freight bills, bills of lading, or similar documents or agreements relating to Accounts or goods pertaining to Accounts or upon any checks or other medium of payment or evidence of security interest that may come into the Trustee's possession;

(ix) Sign the name of the Company to verifications of Accounts and notices of Accounts sent by account debtors to the Company; or

(x) Take all other actions necessary or desirable to protect the Company's interest(s) in the Accounts.

The Company ratifies and approves all acts of said attorneys and agrees that said attorneys shall not be liable for any acts of commission or omission, nor for any error of judgment or mistake of fact or law. This power, being coupled with an interest, is irrevocable until the Notes are paid in full and the Company shall have performed all of its obligations under this Indenture. The Company further agrees to use its best efforts to assist the Trustee in the collection and enforcement of the Accounts and will not hinder, delay or impede the Trustee in any manner in its collection and enforcement of the Accounts.

Section 3.11 Preservation and Protection of Security Interest. The Company represents and warrants that it has (or will have upon its acquisition of such Collateral), and covenants and agrees that at all times during the term of this Indenture it will have, good and valid title to the Collateral from time to time owned or acquired by it free and clear of all Liens, except those in favor of the Trustee, and shall defend the Collateral against the claims and demands of all Persons whomsoever other than the holders of any Liens so permitted. The Company covenants and agrees that it shall not, without the prior written consent of the Trustee, (i) borrow against the Collateral or any portion of the Collateral from any other Person, (ii) grant or create or permit to attach or exist any Lien on, of or in any of the Collateral or any portion of the Collateral except those in favor of the Trustee, (iii) permit any levy or attachment to be made against the Collateral or any portion of the Collateral or (iv) permit any financing statements or such other instruments or notices with respect to security interests to be on file with respect to any of the Collateral, except financing statements or such other instruments of notice in favor of the Trustee. The Company shall faithfully preserve and protect the Trustee's security interest in the Collateral and shall, at its own cost and expense, cause or assist the Trustee to cause that security interest to be perfected and continue perfected so long as the Notes or any portion of the Notes are outstanding, unpaid or executory. For purposes of the perfection of the Trustee's security interest in the Collateral in accordance with the requirements of this Indenture, the Company authorizes the Trustee, at any time and from time to time, to file financing statements,


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continuation statements and amendments thereto that describe the Collateral as all assets of the Company or words of similar effect and which contain any other information required by the Code for the sufficiency or filing office acceptance of any financing statement, continuation statement or amendment. If any such financing statement, continuation statement or amendment requires the signature of the Company, it may be signed by the Trustee on behalf of the Company. The Company shall from time to time at the request of the Trustee file or record, or cause to be filed or recorded, such other instruments, documents and notices, including financing statements, continuation statements, assignments and certificates of title, as the Trustee may reasonably deem necessary or advisable from time to time in order to perfect and continue perfected such security interest. The Company shall do all such other acts and things, shall execute and deliver all such other instruments and documents, including further security agreements, control agreements, pledges, endorsements, assignments, certificates of title and notices, and shall furnish any other information as the Trustee, in its discretion, may reasonably deem necessary or advisable from time to time in order to perfect and preserve the priority of such security interest as a first lien security interest in the Collateral prior to the rights of all Persons. The Company irrevocably appoints the Trustee (and any of the Trustee's designated officers, employees and/or agents) as the attorney-in-fact of the Company to take such action as the Trustee may reasonably deem necessary from time to time to preserve, perfect and continue perfected the Trustee's security interest in the Collateral in accordance with the requirements of this Indenture including, but not limited to, signing any certificates of title, financing statements or amendments to financing statements evidencing the Trustee's security interest in the Collateral for and on behalf of the Company. The Company agrees that a carbon, photographic or other reproduction of this Indenture or financing statement is sufficient as a financing statement and may be filed instead of the original. The Company hereby ratifies any and all financing statements and amendments to financing statements evidencing the Trustee's security interest in the Collateral filed prior to the date hereof.

Section 3.12 Preservation of Rights Against Third Parties; Preservation of Collateral in the Trustee's Possession. Until such time as the Trustee exercises its right to effect direct collection of the Accounts, the Chattel Paper and the Electronic Chattel Paper and to effect the enforcement of the Company's contract rights, the Company assumes full responsibility for taking any and all steps to preserve rights in respect of the Accounts, the Chattel Paper and the Electronic Chattel Paper and its contracts against third parties. The Trustee shall be deemed to have exercised reasonable care in the custody and preservation of such of the Collateral as may come into its possession from time to time if the Trustee takes such action for that purpose as the Company shall request in writing, provided that such requested action shall not, in the judgment of the Trustee, impair the Trustee's security interest in the Collateral or its right in, or the value of, the Collateral, and provided further that the Trustee receives such written request in sufficient time to permit the Trustee to take the requested action.


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ARTICLE IV

AFFIRMATIVE COVENANTS

The Company covenants and agrees with the Trustee as follows:

Section 4.01 Reporting and Information Requirements.

The Company shall deliver or shall cause to be delivered the following documents to the Trustee and the Placement Agent in such detail as reasonably requested by the Placement Agent:

(a) Annual Reports of the Company. As soon as practicable, and in any event within one hundred twenty (120) days after the close of each fiscal year of the Company, the Company shall furnish internal statements of income, retained earnings and cash flow of the Company for such fiscal year and a balance sheet of the Company as of the close of such fiscal year, and notes to each, all in reasonable detail, setting forth in comparative form the corresponding figures for the preceding fiscal year, prepared in accordance with GAAP applied on a basis consistent with that of the preceding fiscal year.

(b) Monthly Reports of the Company. As soon as practicable, and in any event within forty-five (45) days after the close of each month, the Company will furnish to the Trustee and the Placement Agent unaudited statements of income and retained earnings of the Company for such month and for the portion of the fiscal year to the end of such month, and an unaudited balance sheet of the Company as of the close of such month, all in reasonable detail. All such income statements and balance sheets shall be prepared by or for the Company and certified by the Company as presenting fairly in all material respects the financial position of the Company as of the end of such period and the results of its operations for such periods, in conformity with GAAP in all material respects applied in a manner consistent with that of the most recent financial statements of the Company furnished to the Placement Agent, subject to the absence of notes and to customary year-end adjustments. Along with each monthly financial statement, the Company will also provide a detailed inventory report by location and an accounts receivable aging report, each in a form customarily prepared by the Company in the ordinary course of business.

(c) Federal Tax Returns of the Company. As soon as practical, and in any event, within ten (10) days after the date such returns are due to be filed, the Company shall furnish to the Trustee and the Placement Agent the federal tax returns of the Company, including all schedules and attachments filed with such returns.

(d) Notice of Event of Default. Promptly upon becoming aware of any Event of Default, the Company shall give the Trustee notice of the Event of Default, together with a written statement signed on behalf of the Company setting forth the details of the Event of Default and any action taken or contemplated to be taken by the Company with respect thereto.

Section 4.02 Preservation of Existence and Franchises.


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The Company shall maintain its existence as a limited liability company, and the rights associated therewith, in full force and effect in the State of Delaware. The Company shall not change its jurisdiction of formation and the Company will qualify and remain qualified as a foreign corporation in each jurisdiction in which the ownership of its property or the nature of its activity or both makes such qualification necessary.

Section 4.03 Maintenance of Insurance.

The Company shall maintain with financially sound and reputable insurers, insurance with respect to its properties and businesses including, but not limited to, the Collateral, against such liabilities, casualties and contingencies and of such types and in such amounts as are reasonably satisfactory to the Trustee and as is customary in the case of Persons engaged in the same or a similar business or having similar properties in the same geographic areas. The Company agrees to provide the Trustee with 10 days advance notice of the cancellation, modification or termination of any such policy of insurance.

Section 4.04 Maintenance of Properties.

The Company shall maintain or cause to be maintained in good repair, working order and condition all assets of the Company and shall make or cause to be made all needful and proper repairs, renewals, replacements and improvements thereto so that the business carried on in connection therewith may be properly and advantageously conducted at all times.

Section 4.05 Payment of Liabilities.

The Company shall pay or discharge:

(a) on or prior to the date on which penalties attach, all taxes, assessments and other governmental charges or levies imposed upon it or any of its properties or income, sales or franchises;

(b) on or prior to the date when due, all lawful claims of materialmen, mechanics, carriers, warehousemen, landlords and other like Persons which, if unpaid, might result in the creation of a Lien upon any of its properties;

(c) on or prior to the date when due, all other lawful claims which, if unpaid, might result in the creation of a Lien upon any of its properties.

Notwithstanding anything to the contrary contained in this Section 4.05, the Company shall have the right, upon notice to the Trustee, to contest any item described in this Section 4.05 by appropriate legal proceedings (including with respect to the validity or application of any Law) or appropriate negotiations with any Person claiming a right to payment from the Company, as applicable, in each case diligently conducted in good faith, without cost or expense to the Trustee and without subjecting the Trustee to any criminal or civil liability; provided, however, that if any Lien against the Collateral (except Liens permitted by Section 5.01 hereof) would or reasonably would be expected to be incurred by reason of any delay occasioned by such contest, the Company nevertheless may contest as aforesaid and delay as aforesaid, provided the


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Company (i) furnish to and maintains with the Trustee security, at all times reasonably satisfactory to the Trustee, against any loss or injury by reason of such contest or delay, and (ii) prosecute such contest with due diligence.

Section 4.06 Financial Accounting Practices.

The Company will make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect its transactions and dispositions of its assets and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management's general or specific authorization, (b) transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with GAAP, consistently applied, and (ii) to maintain accountability for assets, (c) access to assets is permitted only in accordance with management's general or specific authorization and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.07 Compliance with Laws.

The Company shall comply with all applicable Laws, except where the failure to do so comply would not reasonably be expected to result in a Material Adverse Effect.

Section 4.08 Further Assurances.

The Company, at its own cost and expense, shall cause to be promptly and duly taken, executed, acknowledged and delivered any and all such further acts, documents and assurances as the Trustee may reasonably request from time to time in order to carry out the express intent and purposes of this Indenture more effectively and the transactions contemplated by this Indenture and to cause the Liens granted under this Indenture to be, at all times, valid, perfected and enforceable against the Company and all third parties. All expenses of such filings and recordings, and re-filings and re-recordings, shall be borne by the Company.

Section 4.09 Financial Covenant.

Commencing with the year ending December 31, 2014, the Company shall maintain a ratio of EBITDA to annual interest on the Notes of at least 1.25 to 1.

ARTICLE V

NEGATIVE COVENANTS

The Company covenants to the Trustee as follows:

Section 5.01 Liens.

The Company shall not at any time create, incur, assume or suffer to exist any Lien on or against any of its assets or other property, tangible or intangible, now owned or hereafter acquired or agree to become liable to do so except:

(a) Liens in favor of the Trustee;

(b) Liens arising from taxes, assessments, charges, levies or claims described in Section 4.05 of this Agreement that are not yet due;

(c) pledges or deposits under worker's compensation, unemployment insurance and social security laws, or in connection with or to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases or to secure statutory obligations, surety or appeal bonds or other pledges or deposits of like nature used in the ordinary course of business; and

(e) any unfiled materialmen's, mechanic's, workmen's, and repairmen's Liens arising in the ordinary course of business in respect of obligations that are not overdue (provided, that if such a Lien shall be perfected, it shall be discharged of record immediately by payment, bond or otherwise).

Section 5.02 Distributions.

So long as an Event of Default has occurred and is continuing or would result thereby, the Company shall not declare, make, pay or agree, become or remain liable to make or pay, any distribution of any nature (whether in cash, property, securities or otherwise) on account of or in respect of any membership interest or other equity interest of the Company or on account of the purchase, redemption, retirement or acquisition of any membership interest or other equity interest (or warrants, options or rights for any such capital stock, membership interest or other equity interest) of the Company, provided, however that this provision shall not apply to payments to members of normal compensation for services rendered or for tax related distributions.

Section 5.03 Self-Dealing.

The Company shall not enter into or carry out any transaction (including, without limitation, purchasing property or services from or selling property or services to) with any Affiliate except:

(a) officers, directors, members, managers, employees and Affiliates of the Company may render services to the Company for compensation at substantially the same or better rates generally paid by third parties engaged in the same or similar businesses for the same or similar services; and

(b) the Company may enter into and carry out other transactions with Affiliates if in the ordinary course of the Company's business, pursuant to the reasonable requirements of the Company's business, upon terms that are fair and reasonable and no less


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favorable to the Company than the Company would obtain in a comparable arm's length transaction.

ARTICLE VI

FUNDS

Section 6.01 Establishment and Use of Note Fund. There is hereby created and established with the Trustee a special fund to be designated the "Loudmouth Golf LLC 2013 Note Fund" (the "Note Fund"). Within the Note Fund there shall be established separate trust accounts to be designated the "Revenue Account" and the "Subscription Account," provided, however, no such account is required to be established and opened by the Trustee until such time as the account is needed under the provisions of this Indenture. There shall be deposited in the Subscription Account of the Note Fund all proceeds from the issuance of the Notes. Any other amounts received for deposit in the Note Fund shall be deposited in the Revenue Account of the Note Fund and shall not be commingled with any other moneys held by the Trustee.

Amounts on deposit in the Subscription Account of the Note Fund shall be paid out and applied as follows: (i) to make deposits to the (a) Note Fund to pay capitalized interest and (b) Reserve Fund in an amount equal to the Reserve Fund Requirement; (ii) to pay all costs associated with the issuance of the Notes, including amounts due to the Placement Agent; (iii) to pay all amounts required to satisfy all prior Liens on the Collateral as set forth on Exhibit D; and (iv) to distribute any remaining funds to the Company for the purposes generally described in the Offering Circular.

There shall be deposited in the Revenue Account of the Note Fund: (a) any proceeds of the Notes required to be deposited in the Note Fund to pay capitalized interest, if any, on the Notes; (b) Investment Income; and (c) all other moneys received by the Trustee pursuant to this Indenture following distribution of the Subscription Account, if any.

The Company hereby authorizes and directs the Trustee, and the Trustee hereby agrees, to withdraw sufficient funds from the Note Fund to pay the principal of, premium, if any, and interest on the Notes as the same become due and payable.

The Company and Trustee shall at the direction of the Company use such moneys to redeem Notes in the manner and amount as directed, subject to the provisions for redemption of Notes in this Indenture.

In the event any Notes shall not be presented for payment when the principal thereof becomes due, either at maturity or otherwise, or at the date fixed for redemption thereof, if funds sufficient to pay the principal of and interest on such Notes shall have been made available to the Trustee for the benefit of the Noteholders, all liability of the Company and any and all liability of the Company to the Noteholders, respecting payment of such Notes shall forthwith cease and be completely discharged, and thereupon it shall be the duty of the Trustee to hold such funds, without liability for interest thereon, for the benefit of the Noteholders who shall thereafter be


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restricted exclusively to such funds for any claim under the Indenture or with respect to the Notes or the interest thereon.

Section 6.02 Establishment, Use and Maintenance of Reserve Fund. The Reserve Fund shall be established with the Trustee. Any amounts received for deposit in the Reserve Fund shall not be commingled with any other moneys held by the Trustee.

If at any time there are not sufficient funds in the Note Fund for the payment of principal of, premium, if any, and interest on the Notes as the same become due, the Trustee shall withdraw from the Reserve Fund and deposit in the Note Fund sufficient moneys which, when added to the moneys on deposit in the Note Fund, will be sufficient to meet the payment of principal, premium, if any, and interest then due on the Notes.

From time to time as the Trustee determines is necessary, and in any event on the first Business Day of each January and July, while amounts are required to be on deposit in the Reserve Fund, the Trustee shall determine the market value (including accrued but unpaid interest) of all Eligible Investments on deposit in the Reserve Fund, together with any cash then held in the Reserve Fund and any amounts that are available to be drawn under any letter of credit, surety bond or insurance policy then on deposit in the Reserve Fund. If the Trustee determines that the aggregate value of such amounts on deposit in the Reserve Fund is less than the Reserve Fund Requirement, the Trustee shall immediately notify the Company of the amount necessary to restore the Reserve Fund to the Reserve Fund Requirement and the Company shall pay such amount to the Trustee for deposit into the Reserve Fund on or before the next Interest Payment Date following such notification.

Earnings realized from Eligible Investments in the Reserve Fund shall be released to the Company free and clear of the lien of this Indenture on the business day before each January 1 and July 1, provided that the aggregate amount on deposit in the Reserve Fund is at least equal to the Reserve Fund Requirement and on the business day following payment of all of the Notes in accordance with Article VII hereof.

Section 6.03 Account Statements. The Trustee shall keep and maintain adequate account statements, including receipts and statements of disbursements, deposits and investments, pertaining to the Subscription Fund, the Note Fund and Reserve Fund. The Trustee shall provide monthly transaction and asset statements pertaining to such Funds to the Company. Although the Company recognizes that it may obtain a broker confirmation or written statement containing comparable information at no additional cost, the Company hereby agrees that confirmations of Eligible Investments are not required to be issued by the Trustee for each month in which a monthly statement is rendered. No statement need be rendered for any fund or account if no activity occurred in such fund or account during such month.

Section 6.04 Investment of Fund Moneys. Moneys held as part of the Note Fund shall be invested and reinvested at the written direction of the Company in Eligible Investments. Moneys held in the Reserve Fund shall be invested and reinvested at the written direction of the Company in Eligible Investments. The Trustee may conclusively rely upon such instructions as to the suitability of the directed investments. The Trustee may make any and all such


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investments through its own investment department or that of its affiliates or subsidiaries, and may charge its ordinary and customary fees for such trades, including cash sweep account fees. Any Eligible Investments shall be held by or under the control of the Trustee and shall be deemed at all times a part of the fund and account which was used to purchase the same. All interest accruing thereon and any profit realized from Eligible Investments shall be credited to the respective fund or account and any loss resulting from Eligible Investments shall be similarly charged. The Trustee is authorized to cause to be sold and reduced to cash a sufficient amount of Eligible Investments whenever the cash balance is or will be insufficient to make a requested or required disbursement from the applicable Fund. The Trustee shall not be accountable for any depreciation in the value of any Eligible Investment or for any loss resulting from such sale.

Section 6.05 Repayment to the Company From the Funds. Any amounts remaining in the Note Fund after payment in full of the Notes, and all other amounts required to be paid under this Indenture, shall be paid to the Company.

Section 6.06 Repayment to the Company from the Reserve Fund. Any amounts remaining in the Reserve Fund after payment in full of the Notes and all other amounts required to be paid under this Indenture, shall be paid to the Company upon discharge of this Indenture in accordance with ARTICLE VII below.

ARTICLE VII

DISCHARGE OF LIEN

Section 7.01 Discharge of Lien and Security Interest. Subject to the next paragraph, upon payment in full of the Notes, the lien of this Indenture upon the Collateral shall cease, terminate and be void, and thereupon the Trustee, upon determining that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, and upon payment of the Trustee's fees, costs and expenses hereunder, shall: (a) cancel and discharge this Indenture and the security interests; (b) execute and deliver to the Company such instruments in writing as shall be required to cancel and discharge this Indenture and the security interests; (c) reconvey to the Company all amounts in the Reserve Fund and reconvey such other Collateral, as applicable, to the Company; and (d) assign and deliver to the Company all amounts in the Reserve Fund and assign and deliver to the Company so much of the Collateral as may be in its possession or subject to its control, except for moneys and Government Obligations held in the Note Fund for the purpose of paying Notes; provided, however, such cancellation and discharge of this Indenture shall not terminate the powers and rights granted to the Trustee with respect to the payment, transfer and exchange of the Notes; and provided, further, that the rights of the Company and the Trustee to indemnity and payment of all reasonable fees and expenses shall survive.

If payment or provision therefor has been made with respect to all the Notes, the interest of the Trustee in the Collateral shall cease and the Trustee shall terminate the security interest in the Collateral. Neither the obligations nor moneys deposited with the Trustee pursuant to this Article VII shall be withdrawn or used for any purpose other than, and shall be segregated and


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held in trust, for the payment of the principal, redemption premium, if any, and interest on the Notes in accordance with the terms of this Indenture.

Section 7.02 Provision for Payment of Notes. Notes shall be deemed to have been paid within the meaning of Section 7.01 if:

(a) there have been irrevocably deposited in the Note Fund either cash or noncallable Government Obligations, of such maturities and interest payment dates and bearing such interest as will, without further investment or reinvestment of either the principal amount thereof or the interest earnings thereon (such earnings to be held in trust also), be sufficient, for the payment at their respective maturities or redemption dates prior to maturity, of the principal thereof and the redemption premium (if any) and interest to accrue thereon to such maturity or redemption dates, as the case may be;

(b) there have been paid all fees, costs and expenses of the Trustee then due or to become due or there are sufficient moneys in the Note Fund to make such payments; and

(c) if any Notes are to be redeemed on any date prior to their maturity, the Trustee has received in form satisfactory to it irrevocable instructions to redeem such Notes on such date and either evidence satisfactory to the Trustee that all redemption notices required by this Indenture have been given or irrevocable power authorizing the Trustee to give such redemption notices.

In determining the sufficiency of the moneys and/or Government Obligations deposited pursuant to subsection (a) of this Section 7.02, the Trustee shall be entitled to receive, at the expense of the Company, and may rely on a verification report of a firm of nationally recognized independent certified public accountants.

Limitations elsewhere specified herein regarding the investment of moneys held by the Trustee in the Note Fund shall not be construed to prevent the depositing and holding in the Note Fund of the obligations described in the preceding subparagraph (a) for the purpose of defeasing the lien of this Indenture as to Notes which have not yet become due and payable. In addition, all moneys so deposited with the Trustee as provided in this Section 7.02 may also be invested and reinvested, at the written direction of the Company, in Government Obligations, maturing in the amounts and times as hereinbefore set forth, and all income from all Government Obligations in the hands of the Trustee pursuant to this Section 7.02 which is not required for the payment of the Notes and interest and redemption premium, if any, thereon with respect to which such moneys shall have been so deposited under this Section 7.02 shall be deposited in the Note Fund as and when realized and collected for use and application as are other moneys deposited in the Note Fund.

Section 7.03 Discharge of this Indenture. Notwithstanding the discharge and cancellation of the lien of this Indenture upon the Collateral under Section 7.01, this Indenture and the rights granted and duties imposed hereby, to the extent not inconsistent with such discharge and cancellation of the lien upon the Collateral, shall nevertheless continue and subsist after payment in full of the Notes until the Trustee shall have returned to the Company and/or the


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Company all funds held by the Trustee in the Note Fund and the Reserve Fund pursuant to Sections 6.05 and 6.06 of this Indenture.

Section 7.04 Unclaimed Moneys. Any moneys deposited with the Trustee in accordance with the terms and provisions of this Indenture, or any moneys held by any paying agent, in trust for the payment of the principal of and redemption premium, if any, or interest on the Notes and remaining unclaimed by the Registered Owners of the Notes for five years after the final maturity of all Notes issued hereunder or the redemption date of all the Notes, as the case may be, shall be applied by the Trustee in accordance with the Uniform Unclaimed Property Act, Act. No. 29, Public Acts of Michigan, 1995, as amended from time to time. The Company and the Trustee shall have no responsibility with respect to such moneys.

ARTICLE VIII

DEFAULT PROVISIONS AND REMEDIES

Section 8.01 Events of Default. Any one of the following shall constitute an Event of Default hereunder:

(a) Default in the payment of any interest on any Note when and as the same is due;

(b) Default in the payment of the principal of or any premium on any Note when and as the same is due, whether at the stated maturity or redemption date thereof or by acceleration;

(c) Default in the observance or performance of any other of the covenants, agreements or conditions on the part of the Company included in this Indenture or in the Notes and the continuance thereof for a period of thirty (30) days after the Trustee or the Holders of not less than 51% in principal amount of the Notes gives written notice to the Company; provided, however, if such default is such that it cannot be cured within such 30 day period, it shall not constitute an Event of Default if the default is correctable and if corrective action is instituted within such 30 day period and diligently pursued until the default is corrected, but in no event shall the period allowed for correction exceed one hundred twenty (120) days.

Section 8.02 Events of Default and Remedies.

(a) If any one or more of the Events of Default shall occur, the Trustee may then, or at any time thereafter, so long as such default shall continue, foreclose its Lien or security interest in the Collateral in any way permitted by Law, or upon 10 days prior written notice to the Company, sell any or all Collateral at private sale at any time or place in one or more sales, at such price or prices and upon such terms, either for cash or on credit, as the Trustee, in its sole discretion, may elect, or sell any or all Collateral at public auction, either for cash or on credit, as the Trustee, in its sole discretion, may elect, and at any such sale, the Trustee may bid for and become the purchaser of any or all such Collateral. Pending any such action, the Trustee may liquidate the Collateral.


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(b) If any one or more of the Events of Default shall occur, the Trustee may then, or at any time thereafter, so long as such default shall continue, grant extensions to or adjust claims of, or make compromises or settlements with, debtors, the Company or any other Persons with respect to the Collateral or any securities, guarantees or insurance applying thereon, without notice to or the consent of the Company, without affecting the Company's liability under this Indenture, the Loan Agreement or the other Loan Documents. The Company waives notice of acceptance, of nonpayment, protest or notice of protest of any Accounts, Chattel Paper or Electronic Chattel Paper or any of its contract rights and any other notices to which the Company may be entitled.

(c) If any one or more of the Events of Default shall occur, then in any such event, the Trustee shall have such additional rights and remedies in respect of the Collateral or any portion thereof as are provided by the Code (whether or not the Code applies to the affected Collateral) and such other rights and remedies in respect thereof which it may have at Law or in equity including, without limitation, the right to enter any premises where Equipment, Inventory and/or Fixtures are located and take possession and control thereof without demand or notice and without prior judicial hearing or legal proceedings, which the Company expressly waives.

(d) The Trustee shall apply the Proceeds of any sale or liquidation of the Collateral and, subject to Section 4.03, any Proceeds received by the Trustee from insurance, first to the payment of the reasonable costs and expenses incurred by the Trustee in connection with such sale or collection including, without limitation, reasonable attorneys' fees and legal expenses, second to the payment of the Debt, whether on account of principal or interest or otherwise as the Trustee in its sole discretion may elect, and then to pay the balance, if any, to the Company or as otherwise required by Law. If such Proceeds are insufficient to pay the amounts required by Law, the Company shall be liable for any deficiency.

(e) Upon the occurrence of any Event of Default, the Company shall promptly following demand by the Trustee assemble the Equipment, Inventory and Fixtures and make them available to the Trustee at a place or places to be designated by the Trustee. The right of the Trustee under this paragraph to have the Equipment, Inventory and Fixtures assembled and made available to it is of the essence of this Indenture and the Trustee may, at its election, enforce such right by an action in equity for injunctive relief or specific performance.

(f) If any one or more of the Events of Default shall occur or shall exist and be continuing, then in any event, the Trustee shall have the right to use and operate under all trade names under which the Company does business.

Section 8.03 Acceleration. Upon the occurrence of any Event of Default hereunder, the Trustee may and upon: (a) the written request of the Holders of not less than twenty-five percent in aggregate principal amount of Notes then Outstanding, provided that such requesting Noteholders have offered indemnity to the Trustee, to its sole satisfaction, pursuant to Section 9.01 of this Indenture, and that the Trustee has received no conflicting direction from the majority of Noteholders pursuant to Section 8.03 and Section 8.04 of this Indenture; or (b) the occurrence of an Event of Default under subsection (a) or (b) of Section 8.01 hereof, the Trustee shall immediately, by notice in writing sent to the Company, declare the principal of and any


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premium on all Notes then Outstanding (if not then due and payable) and the interest accrued thereon to be due and payable immediately, and, upon such declaration, such principal and premium, if any, and interest shall become and be immediately due and payable.

Immediately following any such declaration of acceleration, the Trustee shall mail notice of such declaration by first class mail to each Noteholder at his last address appearing on the Note Register. Any defect in or failure to give such notice of such declaration shall not affect the validity of such declaration.

Section 8.04 Other Remedies; Rights of Noteholders. Upon the happening and continuance of an Event of Default hereunder the Trustee may, with or without taking action under Section 8.03 hereof, pursue any available remedy to enforce the performance of or compliance with any other obligation or requirement of this Indenture or any other security provided by the Company.

Subject to Section 8.03 hereof, upon the happening and continuance of an Event of Default, and if requested to do so by the holders of at least fifty-one percent (51%) in aggregate principal amount of Notes then Outstanding and the Trustee is indemnified as provided in Section 9.01 hereof, the Trustee may exercise such of the rights and powers conferred by this Section and by Section 8.03 hereof as the Trustee, being advised by Counsel, shall deem most effective to enforce and protect the interests of the Noteholders.

No remedy by the terms of this Indenture conferred upon or reserved to the Trustee (or to the Noteholders) is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to any other remedy given to the Trustee or to the Noteholders hereunder or now or hereafter existing.

No delay or omission to exercise any right or power accruing upon any default or Event of Default shall impair any such right or power or shall be construed to be a waiver of any such default or Event of Default or acquiescence therein; and every such right and power may be exercised from time to time and as often as may be deemed expedient.

No waiver of any default or Event of Default hereunder, whether by the Trustee or by the Noteholders, shall extend to or shall affect any subsequent default or Event of Default or shall impair any rights or remedies consequent thereon.

Notwithstanding anything contained herein to the contrary, before taking any action under this Section 8.04, the Trustee may require that a satisfactory indemnity bond or insurance be furnished to it for the payment or reimbursement of all expenses to which it may be put and to protect it against all liability resulting from any claims, judgments, demands, damages, losses, penalties, fines, fees, costs, liabilities (including strict liability) and expenses which may result from such action.


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Upon the happening and continuance of an Event of Default, and if requested to do so by the holders of at least fifty-one percent (51%) in aggregate principal amount of Notes then Outstanding and provided that the Trustee is indemnified as provided in Section 9.01 hereof, the Trustee shall demand that the Company promptly employ a management consultant. The management consultant shall review and analyze the financial statements and condition of the Company and inspect the Facilities, its operation and administration, and submit written reports to the Placement Agent and the Trustee, and make such recommendations as to the operation and administration of the Company as such management consultant deems appropriate. The Company agrees to consider any recommendations by the management consultant and, to the fullest extent practicable and allowed by law and consistent with the Company's covenants under this Indenture, to adopt and carry out such recommendations

Section 8.05 Right of Noteholders to Direct Proceedings. If an Event of Default occurs of which the Trustee is by reason of Section 9.01(j) deemed to have notice, then the Trustee within forty-five days after the occurrence thereof (unless such Event of Default shall have been cured or waived) shall give notice of such Event of Default to the Registered Owners of the Outstanding Notes at the address then shown on the Note Register. The Holders of no less than 51% of the principal amount of Notes then Outstanding may by written instrument filed with the Trustee (a) notify the Trustee and the Company of the existence of an Event of Default, upon which notice the Trustee shall be conclusively presumed to have such notice, (b) request the Trustee to give written notice of an Event of Default to the Company or give such notice themselves under the provisions of Section 8.01, (c) as to any Event of Default, request the Trustee to exercise any of the remedies under Section 8.03, upon which request, subject to right of indemnification, the Trustee shall exercise such remedy, (d) as to any Event of Default, direct the method and place of conducting all proceedings to be taken in connection with the exercise of any remedy, (e) request the waiver of any Event of Default and rescission of the declaration of maturity of principal or termination of any proceedings in connection with the exercise of any remedies; provided, however that there shall be no such waiver, rescission or termination unless all arrears of principal and interest on the Notes, together with interest thereon (to the extent permitted by law) at the applicable rate of interest borne by the Notes and all fees and expenses of the Trustee, including the reasonable fees and expenses of its counsel, in connection with such Event of Default shall have been paid or provided for, and (f) request the Trustee to intervene in any judicial proceeding to which the Company is a party which may have substantial bearing on the interests of holders of the Notes, and subject to right of indemnification, the Trustee shall so intervene, subject to the approval of a court exercising jurisdiction.

Without limitation of the foregoing, any such proceedings referenced in clause (d) above may include forbearance or non-action on the part of the Trustee, the sale of the property covered by this Indenture free of the lien thereof for an amount less than the amounts due with respect to the Notes and the cancellation of the Notes in full on behalf of the holders thereof, and the waiver or release of claims or the granting of a covenant not to sue.

The Trustee is hereby authorized and directed, on behalf of the holders of the Notes, to file a proof or proofs of claim in any bankruptcy, receivership or other insolvency proceeding involving the Company.


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In the event the holders of not less than 51% of the principal amount of Notes then Outstanding shall direct the Trustee to exercise one or more of the foregoing rights or one or more of the remedies upon an Event of Default herein authorized and shall reasonably indemnify the Trustee for all costs and expenses in the exercise of said rights and remedies as provided in Section 9.01(h) and the Trustee shall fail to take such designated action as directed within 30 days after receiving written notice of the same and being so indemnified, such Noteholders shall have the right to exercise any and all of the rights and remedies herein authorized in the same manner as if the same had been instituted by the Trustee.

Noteholders shall have the right to bring individual action only to enforce payment of the principal of and interest on the Notes of the respective holders thereof at the respective due dates thereof, but only if the Trustee has not taken similar action.

No Noteholder shall have the right to institute any proceeding for the enforcement of this Indenture unless such Noteholder has given the Trustee and the Company written notice of an Event of Default, the holders of a majority in aggregate principal amount of the Notes then Outstanding shall have requested the Trustee in writing to institute such proceeding, the Trustee shall have been afforded a reasonable opportunity to exercise its powers or to institute such proceeding, and there shall have been offered to the Trustee indemnity and the Trustee shall have thereafter failed or refused to exercise such powers or to institute such proceeding within a reasonable time.

Section 8.06 Discontinuance of Default Proceedings. In case the Trustee has proceeded to enforce any right under this Indenture by the appointment of a receiver or otherwise, and such proceedings shall have been discontinued or abandoned for any reason, or have been determined adversely, then and in every such case the Company and the Trustee shall be restored to their former positions and rights hereunder and all rights, remedies and powers of the Trustee shall continue as if no such proceedings had been taken subject to the limits of any adverse determination.

Section 8.07 Waiver. With the written consent of the holders of not less than 51% of the principal amount of the Notes then Outstanding, the Trustee may waive any Event of Default hereunder and its consequences and rescind any declaration of maturity of principal provided there shall have been deposited with the Trustee a sum sufficient to pay all principal on the Notes matured prior to the occurrence of such Event of Default and all matured installments of interest (if any) upon all the Notes, with interest on such overdue installments of principal at the rate borne by the respective Notes, and the reasonable fees and expenses of the Trustee, including the reasonable fees and expenses of its counsel, and any and all other Events of Default known to the Trustee (other than in the payment of principal of and interest on the Notes due and payable solely by reason of such declaration) shall have been made good or cured to the satisfaction of the Trustee or provision deemed by the Trustee to be adequate shall have been made therefor or otherwise waived by such Noteholders. In case of any such waiver or rescission, the Company, the Company, the Trustee and the Noteholders shall be restored to their former positions and rights hereunder, respectively, but no such waiver or rescission shall extend to or affect any subsequent or other Event of Default, or impair any right consequent thereon.


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No delay or omission to exercise any power accruing upon Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein; and every such right and power may be exercised from time to time and as often as may be deemed expedient.

Section 8.08 Application of Moneys. All moneys received by the Trustee pursuant to any right given or action taken under the provisions of this Article VIII shall be deposited in the Note Fund. After payment of the cost and expenses of the proceedings resulting in the collection of such moneys and of the expenses, liabilities, and advances incurred or made by the Trustee and the creation of a reserve for anticipated fees, costs and expenses, including reasonable attorneys' fees, and all other current outstanding fees and expenses of the Trustee, such moneys shall be applied in the order set forth below:

(i) Unless the principal on all Notes shall have become or been declared due and payable, all such money shall be applied:

First – To the payment of all installments of interest then due on the Notes in order of maturity of such installments of interest and, if the amount available shall not be sufficient to pay in full any particular installment, then to the ratable payment of the amounts due on such installment,

Second – To the payment of the unpaid principal of any of the Notes which shall have become due (other than Notes called for redemption for the payment of which moneys are held pursuant to the provisions of this Indenture), in the order of their due dates, with interest on such Notes from the respective dates upon which they became due (at the rate borne by the Notes, to the extent permitted by law) and, if the amount available shall not be sufficient to pay in full Notes due on any particular date, together with such interest, then to the ratable payment of the amounts due on such date; and

Third – To the payment of any Note servicing costs as the Trustee may be directed in writing by an authorized officer of the Company.

(ii) If principal of all the Notes shall have become or been declared due and payable, all such moneys shall be applied to the payment of the principal and interest then due and unpaid upon the Notes, without preference or priority as between principal or interest, ratably according to amounts due respectively for principal and interest to the persons entitled thereto.

(iii) If the principal on all Notes shall have been declared due and payable, and if such declaration shall thereafter have been rescinded under this Article then, subject to paragraph (ii) of this Section in the event that the principal of all the Notes shall later become or be declared due and payable, the moneys shall be applied in accordance with paragraph (i) of this Section.

Whenever moneys are to be applied pursuant to this Section, such moneys shall be applied at such times, and from time to time, as the Trustee shall determine, having due regard to


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the amount of such moneys available for application, the likelihood of additional moneys becoming available for such application in the future, and potential expenses relating to the exercise of any remedy or right conferred on the trustee by this Indenture. Whenever the Trustee shall apply such moneys, it shall fix the date (which shall be an Interest Payment Date unless it shall deem another date more suitable) upon which such application is to be made and upon such date interest on the amounts of principal to be paid on such dates shall cease to accrue.

ARTICLE IX

THE TRUSTEE

Section 9.01 Appointment. The Trustee is hereby appointed and does hereby agree to act in such capacity, and to perform the express duties of the Trustee under this Indenture, but only upon and subject to the following express terms and conditions (and no implied covenants or other obligations shall be read into this Indenture against the Trustee):

(a) The Trustee may execute any of its trusts or powers and perform any of its duties herein by or through attorneys, agents, receivers or employees, and shall be entitled to rely on advice of Counsel and other professionals concerning all matters of such trusts, powers and duties. The Trustee shall not be answerable for the default or misconduct of any attorney, agent, receiver or employee selected by it with reasonable care, and may in all cases pay such Persons reasonable compensation. The Trustee shall not be answerable for the exercise of any discretion or power under this Indenture or for anything whatsoever in connection with its trusts, powers and duties herein, except only for its gross negligence or willful misconduct.

(b) The Trustee shall not be responsible for any recital herein or in the Notes (except with respect to the certificate of authentication of the Trustee endorsed on the Notes), or for the validity of the execution by the Company of this Indenture or of any supplements thereto or instruments of further assurance, or for the sufficiency of the Collateral for the Notes. Except as otherwise provided in Section 8.03 hereof, the Trustee shall not be liable for any loss suffered in connection with any investment of funds made by it in accordance with Section 6.04 hereof. The Trustee shall have no duty or responsibility to examine or review and shall have no liability for the contents of any documents submitted to or delivered to any Noteholder in the nature of a preliminary or final placement memorandum, official statement, offering circular or similar disclosure document.

(c) The Trustee shall not be accountable for the use of any Notes authenticated or delivered hereunder after such Notes shall have been delivered in accordance with instructions of the Company or for the use by the Company of the proceeds of the Notes. The Trustee may become the owner of Notes with the same rights as any other Noteholder.

(d) The Trustee shall be protected in acting upon opinions of counsel and upon any notice, request, consent, certificate, order, affidavit, letter, or other paper or document believed to be genuine and correct and to have been signed or sent by an authorized representative of such Person or Persons. Any action taken by the Trustee pursuant to this Indenture upon the request or authority or consent of any Person who at the time of making such


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request or giving such authority or consent is the owner of any Note (such ownership to be established as provided in Section 2.08 hereof), shall be conclusive and binding upon all future owners or holders of the same Note and upon Notes issued in exchange therefor or in place thereof.

(e) The permissive right of the Trustee to do things enumerated in this Indenture shall not be construed as duties. The Trustee shall only be responsible for the performance of the duties expressly set forth herein and shall not be answerable for other than its gross negligence or willful misconduct in the performance of those express duties.

(f) The Trustee shall not be personally liable for any debts contracted or for damages to Persons or to personal property injured or damaged, or for salaries or non-fulfillment of contracts, relating to the Collateral.

(g) The Trustee shall not be required to give any bond or surety in respect of the execution of its trusts and powers or otherwise hereunder.

(h) Before taking any action requested hereunder, the Trustee may require that satisfactory security or indemnity be furnished to it for the reimbursement of all fees and expenses to which it may be put and to protect it against all liability, except liability which is adjudicated to have resulted from its own gross negligence or willful misconduct by reason of any action so taken.

(i) All moneys received by the Trustee, until used or applied or invested as herein provided, shall be held as special trust funds for the purposes specified in this Indenture and for the benefit and security of the holders of the Notes as herein provided. Such moneys need not be segregated from other funds except to the extent required by law or herein provided, and the Trustee shall not otherwise be under any liability for interest on any moneys received hereunder except such as may be agreed upon.

(j) The Trustee shall not be bound to ascertain or inquire as to the performance of the obligations of the Company under this Indenture, and shall not be deemed to have, or required to take, notice of an Event of Default under this Indenture, except (i) in the event the Company fails to pay any Company Repayment when due, (ii) in the event of an insufficient amount in the Note Fund (or any account therein) to make a principal or interest payment on the Notes, or (iii) upon written notification actually received by the Trustee of a default or Event of Default from the Company, the Company or the holders of not less than 25% of the principal amount of Outstanding Notes. In the absence of such notice, the Trustee may conclusively presume there is no Determination of Taxability and no Event of Default except as aforesaid. The Trustee may nevertheless require the Company to furnish information regarding performance of their obligations under this Indenture, but is not obligated to do so.

(k) The Trustee shall, prior to any Event of Default and after the curing of all Events of Default which may have occurred, perform such duties and only such duties of the Trustee as are specifically set forth in this Indenture. The Trustee shall, during the existence of any Event of Default (which has not been cured), exercise such of the rights and powers vested


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in it by this Indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. The foregoing shall not limit the Trustee's obligations under Section 8.03 hereof.

(l) In the event that the Trustee receives direction from Noteholders under any section of this Indenture which permits Noteholders to direct the actions of the Trustee, the Trustee shall only be required to act pursuant to the direction of the Noteholders which represent the largest percentage in aggregate principal amount of the Outstanding Notes at the time such direction is issued to the Trustee (the "Majority Direction"). The Trustee may act pursuant to other directions of Noteholders to the extent that such direction is not inconsistent with the Majority Direction. The Trustee shall not be liable for a failure to act upon any direction except the Majority Direction when acting pursuant to this Section 9.01(l). Nothing in this Section 9.01(l) shall be construed to modify or amend any section hereof which requires a minimum number of Noteholders to direct the Trustee to take certain action before the taking of such action by the Trustee becomes mandatory.

(m) Notwithstanding the effective date of this Indenture or anything to the contrary in this Indenture, the Trustee shall have no liability or responsibility for any act or event relating to this Indenture which occurs prior to the date the Trustee formally executes this Indenture and commences acting as Trustee hereunder.

(n) The Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured e-mail, facsimile transmission or other similar unsecured electronic methods, provided, however, that (a) the Company, subsequent to such transmission of written instructions, shall provide the originally executed instructions or directions to the Trustee in a timely manner, (b) such originally executed instructions or directions shall be signed by a person as may be designated and authorized to sign for the Company or in the name of the Company, by an authorized representative of the Company, and (c) the Company shall provide to the Trustee an incumbency certificate listing such designated persons, which incumbency certificate shall be amended whenever a person is to be added or deleted from the listing. If the Company elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee's understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee's reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The Company agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

Section 9.02 Fees, Expenses. The Trustee shall be entitled to payment and/or reimbursement for reasonable fees for its ordinary services rendered hereunder and all advances, counsel fees and other ordinary expenses reasonably made or incurred by the Trustee in connection with such ordinary services. If it becomes necessary that the Trustee perform extraordinary services, it shall be entitled to reasonable extra compensation therefor, and to


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reimbursement for reasonable extraordinary expenses in connection therewith; provided, that if such extraordinary services or extraordinary expenses are occasioned by the gross negligence or willful misconduct of the Trustee it shall not be entitled to compensation or reimbursement therefor.

As security for the payment of the Trustee's fees, costs and expenses and for the indemnity provided in this Section 9.02, the Trustee shall have a first lien on all moneys and property coming into its possession.

When the Trustee incurs expenses or renders services after the occurrence of an act of bankruptcy with respect to the Company, the expenses and the compensation for the services are intended to constitute expenses of administration under any federal or state bankruptcy, insolvency, arrangement, moratorium, reorganization or other debtor relief law.

The Company's payment obligations under this Section shall survive the discharge of this Indenture and the resignation or removal of the Trustee, and shall not be limited by any law affecting the compensation of a trustee of an express trust.

Section 9.03 Intervention in Litigation. In any judicial proceeding to which the Company or the Company is a party, and which, in the opinion of the Trustee and its counsel, has a substantial bearing on the interests of the holders of the Outstanding Notes, the Trustee may intervene on behalf of the Noteholders and shall do so if requested in writing by the holders of at least 25% in aggregate principal amount of the Notes then Outstanding, and when provided with sufficient indemnity pursuant to Section 9.01(h) hereof.

Section 9.04 Resignation; Appointment of Successor Trustee; Successor Trustee Upon Merger, Consolidation or Sale.

(a) The Trustee and any successor Trustee may resign only upon giving 30 days' prior written notice to the Company, the Company and the Noteholders. Such resignation shall take effect only upon the appointment of a successor Trustee as described in Section 9.04(b) below and the acceptance of such appointment by the successor Trustee. Upon appointment of a successor Trustee, the resigning Trustee shall, after payment of its fees, costs and expenses, assign all of its right, title and interest in the Collateral, and transfer and assign its right, title and interest in this Indenture to the successor Trustee. The successor Trustee shall meet the requirements of Section 9.04(b) below and shall accept in writing its duties and responsibilities hereunder and file such acceptance with the Company.

(b) In case the Trustee shall give notice of resignation or be removed, or be dissolved, or shall be in the course of dissolution or liquidation, or otherwise become incapable of acting hereunder, or in case it shall be taken under the control of any public office or offices, or of a receiver appointed by a court, a successor may with the prior written consent of the Company, be appointed by the owners of a majority in aggregate principal amount of Notes then Outstanding, by an instrument or concurrent instruments in writing signed by such owners, or by their duly authorized attorneys in fact, a copy of which shall be delivered personally or sent by first class mail, postage prepaid, to the Company, the retiring Trustee, the successor Trustee and


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the Company. In the absence of an appointment by the Noteholders, the Company may, with the consent of the Company (to the extent that no Event of Default shall have occurred and be continuing), appoint a successor Trustee, by an instrument in writing signed by an authorized officer of the Company, a copy of which shall be delivered personally or sent by first class mail, postage prepaid, to the retiring Trustee, the successor Trustee and the Company. If the Noteholders and the Company fail to so appoint a successor Trustee, hereunder within sixty (60) days after the Trustee has given notice of its resignation, has been removed, has been dissolved, has otherwise become incapable of acting hereunder or has been taken under control by a public officer or receiver, the Trustee shall have the right to petition a court of competent jurisdiction to appoint a successor hereunder. Every such Trustee appointed pursuant to the provisions of this Section 9.04 shall (i) at all times be a bank having trust powers or a trust company; (ii) at all times be organized and doing business under the laws of the United States of America or of any state; (iii) have, or be owned by an entity having, a combined capital and surplus of at least $50,000,000; (iv) be authorized under such laws to exercise corporate trust powers; and (v) be subject to supervision or examination by federal or state authority.

(c) Any corporation or association into which the Trustee may be merged or converted or with or into which it may be consolidated, or to which it may sell or transfer its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any merger, conversion, sale, consolidation or transfer to which it is a party, provided such company shall be eligible under Section 9.04(b) hereof, shall be and become successor Trustee hereunder and shall be vested with all the trusts, powers, rights, obligations, duties, remedies, immunities and privileges hereunder as was its predecessor, without the execution or filing of any instrument or any further act on the part of any of the parties hereto.

Section 9.05 Removal of Trustee. The Trustee may be removed at any time by an instrument or concurrent instruments in writing (a) delivered to the Trustee, the Company and signed by the owners of a majority in aggregate principal amount of Notes then Outstanding, or (b) delivered to the Trustee and the Company and signed by the Company; provided that if an Event of Default has occurred and is continuing hereunder, the Trustee may not be removed without the consent of the holders of a majority in aggregate principal amount of the Notes then Outstanding. No removal of the Trustee and no appointment of a successor Trustee shall become effective until the successor Trustee has accepted its appointment in the manner provided in Section 9.04 hereof. Upon such removal and the payment of its fees, costs and expenses, the Trustee shall assign to the successor Trustee all of its right, title and interest in the Collateral in the same manner as provided in Section 9.04 hereof.

Section 9.06 Instruments of Noteholders. Any instrument required by this Indenture to be executed by Noteholders may be in any number of writings of similar tenor and may be executed by Noteholders in person or by an agent appointed in writing. Proof of the execution of any such instrument or of the writing appointing any such agent shall be sufficient for any of the purposes of this Indenture if it is established by a certificate of any officer in any jurisdiction who by law has power to take acknowledgments within such jurisdiction that the person signing such writing acknowledged before him the execution thereof. Proof of the ownership of Notes shall be established by the ownership records noted in the Note Register.


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The Trustee may rely on such an instrument of Noteholders unless and until the Trustee receives notice in the form specified above that the original such instrument is no longer trustworthy. In the event that the Trustee receives conflicting directions from two groups of Noteholders, each with combined holdings of not less than 25% of the principal amount of Outstanding Notes, the directions given by the group of Noteholders which hold the largest percentage of Notes shall be controlling and the Trustee shall follow such directions as required in this Indenture.

Section 9.07 Appointment of Separate or Co-Trustee. It is the intent of the parties to this Indenture that there shall be no violation of any law of any jurisdiction (including particularly the laws of the State of Michigan) denying or restricting the rights of banking corporations or associations to transact business as a trustee in such jurisdiction. It is recognized that in case of litigation under this Indenture, and in particular in the case of the enforcement of this Indenture on default, or in case the Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Trustee, or hold title to the properties, in trust, as herein granted, or take any other action which may be desirable or necessary in connection therewith, it may be necessary that the Trustee appoint an additional individual or institution as a separate trustee or co-trustee. The following provisions of this Section 9.07 are adapted to these ends.

If the Trustee appoints an additional individual or institution as a separate trustee or co-trustee, each and every remedy, power, right, claim, demand, cause of action, immunity, estate, duty, obligation, title, interest and lien expressed or intended by this Indenture to be exercised by, vested in or conveyed to the Trustee with respect thereto shall be exercisable by, vested in and conveyed to such separate trustee or co-trustee, but only to the extent necessary to enable such separate trustee or co-trustee to exercise such powers, rights and remedies, and every covenant and obligation necessary for the exercise thereby by such separate trustee or co-trustee shall run to and be enforceable by either of them.

Should any instrument in writing from the Company be required by the separate trustee or co-trustee so appointed by the Trustee for more fully vesting in and confirming to them such properties, rights, powers, trusts, duties and obligations, any and all such instruments in writing shall, on request, be executed, acknowledged and delivered by the Company. If any separate trustee or co-trustee, or a successor to either, shall die, become incapable of acting or not be qualified to act, resign or be removed, all the estates, properties, rights, powers, trusts, duties and obligations of such separate trustee or co-trustee, so far as permitted by law, shall vest in and be exercised by the Trustee until the appointment of a successor to such separate trustee or co-trustee.

ARTICLE X

AMENDMENTS, SUPPLEMENTAL INDENTURES

Section 10.01 Supplemental Indentures. The Company and the Trustee without the consent of or notice to any Noteholders, may enter into an indenture or indentures supplemental to this Indenture and not inconsistent herewith for one or more of the following purposes:

(a) To cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any provision contained herein or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under this Indenture which do not materially adversely affect the interest of the Noteholders;

(b) To grant to or confer upon the Trustee for the benefit of the Noteholders any additional rights, remedies, powers or authority that may lawfully be granted to or conferred upon the Noteholders or the Trustee;

(c) To grant or pledge to the Trustee for the benefit of the Noteholders any additional security other than that granted or pledged under this Indenture;

(d) To modify, amend or supplement this Indenture or any supplemental indenture in such manner as to permit the qualification thereof under the Trust Indenture Act of 1939 or any similar federal statute then in effect or to permit the qualification of the Notes for sale under the securities laws of any of the states of the United States;

(e) To appoint a successor Trustee, separate trustees or co-trustees in the manner provided in Article IX;

(f) To make any other change which the Trustee and the Company determine, in reliance on an opinion of Counsel, will not have a material adverse effect on Noteholders; or

To accomplish, implement, or give effect to any other action which is authorized or required by this Indenture.

When requested by the Company or the Company, and upon receipt of an opinion of Counsel to the effect that all conditions precedent under this Indenture have been met, the Trustee shall join the Company in the execution of any such supplemental indenture. A copy of all such supplemental indentures shall be promptly furnished to the Company.

Section 10.02 Amendments to Indenture; Consent of Noteholders and the Company. Exclusive of supplemental indentures covered by Section 10.01 hereof and subject to the terms and provisions contained in this Section 10.02, and not otherwise, the Holders of not less than a majority in aggregate principal amount of the Notes then Outstanding and affected by such indenture or indentures supplemental hereto shall have the right, from time to time, anything contained in this Indenture to the contrary notwithstanding, to consent to and direct the execution by the Trustee of such other indenture or indentures supplemental hereto as shall be consented to by the Company, which consent shall not be unreasonably withheld, for the purpose of modifying, altering, amending, adding to or rescinding, in any particular, any of the terms or provisions contained in this Indenture or in any supplemental indenture; provided, however, that nothing in this Article shall permit, or be construed as permitting (a) without the consent of the holders of 66 2/3% of the principal amount of the Notes then Outstanding (i) an extension of the maturity of the principal of, or the mandatory redemption date of, or interest on, any Note, or (ii) a reduction in the principal amount of, or the premium or the rate of interest on, or redemption


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provisions with respect to, any Note, (iii) a preference or priority of any Note or Notes over any other Note or Notes, (iv) the creation of a lien prior to the lien of this Indenture, (v) a reduction in the aggregate principal amount of the Notes required for consent to any supplemental indenture, or (b) a modification or change in the duties of the Trustee hereunder without the consent of the Trustee. The giving of notice to and consent of the Noteholders to any such proposed supplemental indenture shall be obtained pursuant to Section 10.03.

Anything herein to the contrary notwithstanding, a supplemental indenture, amendment or other document described under this Article X which affects any rights or obligations of the Company shall not become effective unless and until the Company consents to the execution of such supplemental indenture, amendment or other document.

Section 10.03 Notice to and Consent of Noteholders. If consent of the Noteholders is required under the terms of this Indenture for the amendment of this Indenture or for any other similar purpose, the Trustee shall cause notice of the proposed execution of the amendment or supplemental indenture to be given by first class mail to the last known holders of the Outstanding Notes then shown on the Note Register. Such notice shall briefly set forth the nature of the proposed amendment, supplemental indenture or other action and shall state that copies of any such amendment, supplemental indenture or other document are on file at the designated corporate trust office of the Trustee for inspection by all Noteholders. If, within 60 days or such longer period as shall be prescribed by the Trustee following the mailing of such notice the holders of a majority or all, as the case may be, of the principal amount of the Notes Outstanding by instruments filed with the Trustee shall have consented to the amendment, supplemental indenture or other proposed action, then the Trustee may execute such amendment, supplemental indenture or other document or take such proposed action and the consent of the Noteholders shall thereby be conclusively presumed.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Limitation of Rights. With the exception of rights herein expressly conferred, nothing expressed or mentioned in or to be implied from this Indenture or the Notes are intended or shall be construed to give to any Person other than the parties hereto, the Noteholders and the Company any legal or equitable right, remedy or claim under or in respect to this Indenture or any covenants, conditions and provisions herein contained; this Indenture and all of the covenants, conditions and provisions herein being intended to be and being for the sole and exclusive benefit of the parties hereto, the Noteholders and the Company as herein provided.

Section 11.02 Severability. If any provision of this Indenture is held to be in conflict with any applicable statute or rule of law or is otherwise held to be unenforceable for any reason whatsoever, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other part or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever.


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The invalidity of any one or more phrases, sentences, clauses or Sections of this Indenture contained, shall not affect the remaining portions of this Indenture, or any part thereof.

Section 11.03 Notices. Except as otherwise provided herein, all notices, certificates, or other communications hereunder shall be in writing and shall be deemed given upon receipt, by hand delivery, mail, overnight delivery, telecopy or other electronic means addressed as follows:

If to the Company: Loudmouth Golf LLC
1155 Chess Drive # 102
Foster City, CA 94404
Tel:
Fax:

If to the Trustee: U.S. Bank National Association
ATTN: Corporate Trust
EP-MN-WS3C
60 Livingston Avenue
St. Paul MN 55107
Tel: (651) 495-3917
Fax: (651) 495-8097

A duplicate copy of each notice given hereunder by either party hereto shall be given to the Trustee and the Company. Any person or entity listed above may, by notice given hereunder, designate any further or different addresses to which subsequent notices, certificates or other communications shall be sent. For purposes of this Section, "electronic means" shall mean electronic mail, telecopy or facsimile transmission or other similar electronic means of communication which produces evidence of transmission.

Section 11.04 Additional Notices to Rating Agencies. The Trustee hereby agrees that if at any time (a) there is a change in the Trustee; (b) there are any modifications, supplements or amendments to this Indenture; or (c) all of the Notes are paid in full; then, in each case, the Trustee shall promptly give notice of any such event to each Rating Agency then maintaining a rating on the Notes, if any, which notice in the case of an event described in clause (b) above shall include a copy of any such amendment, modification or supplement.

Section 11.05 Payments Due on Non-Business Days. In any case where the date of maturity of interest on or premium, if any, or principal of the Notes or the date fixed for redemption of any Notes shall not be a Business Day, then payment of such interest, premium or principal need not be made on such date but shall be made on the next succeeding Business Day, with the same force and effect as if made on the date of maturity or the date fixed for redemption, and, in the case of such payment, no interest shall accrue for the period from and after such date.

Section 11.06 Interest Computation. The interest on the Notes shall be computed on the basis of a 360-day year comprised of twelve 30-day months thereafter.


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Section 11.07 Binding Effect. This instrument shall inure to the benefit of and shall be binding upon the Company and the Trustee and their respective successors and assigns, subject, however, to the limitations contained in this Indenture.

Section 11.08 Captions. The captions or headings in this Indenture are for convenience only and in no way define, limit or describe the scope or intent of any provisions or sections of this Indenture.

Section 11.09 Governing Law. This Indenture shall be governed by and interpreted in accordance with the laws of the State of Michigan.

Section 11.10 Execution in Counterparts. This Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

ARTICLE XII

REQUESTS FOR INFORMATION

Section 12.01 Periodic Company Filings.

(a) The Trustee shall maintain a file (which may be in electronic form) of the information provided by the Company pursuant to Section 4.01(a) and (b).

(b) The Trustee shall maintain a file of any written requests for a copy of such reports, received by the Trustee from any Beneficial Owner of any Note, which requests each must contain the Beneficial Owner's express representation and request to substantially this effect:

(i) The undersigned represents to the Trustee, the Company that the undersigned currently owns $______,000 aggregate principal amount of Loudmouth Golf LLC 2013 Secured Notes which the undersigned purchased from ________________________.

(ii) This is a continuing request to the Trustee to provide to the undersigned, at the address set forth below or such other address as we hereafter in writing provide the Trustee, a copy of each unaudited financial statement and financial statement filed with the Trustee within the preceding 92 days and hereafter, until the undersigned in writing terminates this request or none of the Notes are any longer outstanding.

Address of the undersigned: ______________________________

____

(c) The Trustee shall honor each written request that it receives, as described in subsection (b) above, in accordance with its terms.


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(d) Nothing in this Section 12.01 imposes on the Trustee any duty, express or implied, to investigate or verify the truth of any statement made by the Company in response to any such written request, or to examine any such report received from the Company, or to provide a copy of any such report to anyone, who has not made a request therefor in the form, prescribed in subsection (b) above.

Section 12.02 Requests to the Company.

(a) The Trustee agrees that for as long as the if anyone who represents that it is a Beneficial Owner of a Note by delivering to the Trustee a signed statement substantially to the effect of paragraph (i) in Section 12.01(b) above (a "Requesting Noteholder") requests the Trustee to request from the Company, for and on behalf of such beneficial owner, access to information and the opportunity to ask questions and receive answers concerning the legal status, financial condition, and any other relevant matters which the Requesting Noteholder in its discretion determines is necessary regarding the Company, the Trustee accordingly will make such request to the Company. The Trustee further agrees to provide to such Requesting Noteholder a complete copy of whatever the Trustee receives from the Company in response to such request.

(b) Nothing in this Section 12.02 imposes on the Trustee any duty, express or implied, to investigate or verify the truth of any statement made by the Company in response to any such written request, or to examine anything received from the Company, or to provide a copy of any such information or material to anyone other than a Requesting Noteholder. The Trustee reserves the right to provide such information it receives from the Company or the Authorizing Body pursuant to this Indenture to a Requesting Noteholder via electronic mail or media. Requests for physical hard copies shall incur a reasonable fee to be paid by the Requesting Noteholder.

[Remainder of Page Intentionally Left Blank]


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IN WITNESS WHEREOF, the Company has executed this Indenture by its Chief Executive Officer and the Trustee has caused this Indenture to be executed in its name by its duly authorized officer, all as of the day and year first above written.

LOUDMOUTH GOLF LLC

By:______________________________________
Larry Jackson

Its: Chief Executive Officer

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By:______________________________________

Its:______________________________________

EXHIBIT A

FORM OF 2013 SECURED NOTE

___

LOUDMOUTH GOLF LLC

Registered Owner: Cede & Co.

Principal Amount: $____________

Rate	Maturity Date	Date of Issuance	CUSIP
7%	January 1, 2019	____________, 2013	___

FOR VALUE RECEIVED, Loudmouth Golf LLC, a Delaware limited liability company (the "Company") hereby promises to pay to the Registered Owner specified above, or registered assigns, upon surrender hereof, at the principal corporate trust or other designated office of the Trustee named below, on the Maturity Date specified above, unless redeemed prior thereto, the Principal Amount specified above, together with interest thereon at the interest rate specified above from the authentication date hereof or such later date to which interest has been paid, on each January 1 and July 1 (each an "Interest Payment Date"), commencing January 1, 2014, until the principal hereof is paid or duly provided for upon redemption or maturity. Payment of the principal of, redemption premium, if any, and interest on this Note shall be made in lawful money of the United States of America which at the time of payment is legal tender for payment of public and private debts. Unless other arrangements are made pursuant to Section 2.02 of the Indenture (hereinafter defined), interest is payable by check or draft of the Trustee mailed when due to the registered Holder hereof at the close of business on the 15th day of the month preceding any Interest Payment Date at the address of such Holder as it appears on the Note registration books of the Company maintained by the Trustee (the "Note Register").

Interest on this Note shall be computed on the basis of a 360-day year consisting of twelve months of thirty days each.

This Note is one of an authorized series of Notes of the Company designated "2013 Secured Notes" and issued in the aggregate principal amount of $5,000,000 (the "Notes").

The Notes are issued pursuant to and in full compliance with a Trust Indenture (the "Indenture") dated as of _________, 2013, between the Company and U.S. Bank National Association, as Trustee (the "Trustee"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Indenture.


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The Collateral includes a security interest in the Collateral and in any other moneys held by the Trustee under the Indenture. The Debt Service on the Notes is unconditionally payable by the Company.

The Notes are issuable as fully registered Notes in the denomination of $5,000 or any integral multiple of $5,000 in excess thereof (the "Authorized Denominations"). This Note, upon surrender hereof at the principal corporate trust office of the Trustee with a written instrument of transfer satisfactory to the Trustee executed by the Noteholder hereof or his attorney duly authorized in writing, may, at the option of the Noteholder hereof, be exchanged for an equal aggregate principal amount of Notes of any other Authorized Denomination. This Note is transferable as provided in the Indenture, subject to certain limitations therein contained and set forth in this Note, only upon the Note Register and only upon surrender of this Note for transfer to the Trustee duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the Noteholder hereof or his attorney duly authorized in writing. Thereupon, one or more new Notes of Authorized Denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees.

The Company has established a book-entry only system of registration for the Notes. Except as specifically provided otherwise in the Indenture, a nominee of a securities depository will be the registered owner and will hold this Note on behalf of the beneficial owners hereof. By acceptance of a confirmation of purchase, delivery or transfer, the beneficial owners of this Note shall be deemed to have agreed to this arrangement. The nominee, as registered owner of this Note, shall be treated as the owner hereof for all purposes.

REDEMPTION OF NOTES

The Notes are not subject to redemption prior to maturity except as hereinafter provided.

Optional Redemption

The Notes are subject to redemption at the option of the Company, as directed in writing by the Company, in whole or in part at any time for one year beginning on the third anniversary of the Issue Date, at a redemption price equal to 102% of the principal amount thereof plus accrued interest to the date fixed for redemption. The Notes are subject to redemption at the option of the Company, as directed in writing by the Company, in whole or in part at any time on or after the fourth anniversary of the Issue Date, at a redemption price equal to 101% of the principal amount thereof plus accrued interest to the date fixed for redemption. No Note may be redeemed in part if the principal amount to be outstanding following such partial redemption is not an Authorized Denomination.

Partial Redemption

If less than all the outstanding Notes are called for redemption, the Trustee shall select, or arrange for the selection of, the Notes to be redeemed by lot, in such manner as it shall in its discretion determine; provided that any such Note selected for redemption shall be in Authorized Denominations and no Note may be redeemed in part if the principal amount to be outstanding



following such partial redemption is not an Authorized Denomination. If less than the principal amount of a Note is called for redemption, the Company shall execute and the Trustee shall authenticate and deliver, upon surrender of such Note, without charge to the Noteholder thereof, in exchange for the unredeemed principal amount of such Note, at the option of such Noteholder, Notes in any of the Authorized Denominations.

Notice of Redemption

Notice of redemption shall be mailed by the Trustee by first class mail at least 30 days but not more than 45 days before any redemption date to the Noteholder of each Note to be redeemed in whole or in part at its last address appearing on the Note Register; provided, however, that failure to give such notice by mailing, or any defect therein, shall not affect the validity of any proceedings for the redemption of any Note or a portion thereof with respect to which no such failure or defect has occurred. In addition, the Trustee may give such other notice or notices as may be recommended in releases, letters, pronouncements or other writings of the Securities and Exchange Commission. Any notice mailed as provided above shall be conclusively presumed to have been duly given, whether or not the Noteholder receives the notice. All Notes so called for redemption will cease to bear interest on the specified date set for redemption, provided funds for their redemption have been duly deposited with the Trustee pursuant to the Indenture and, thereafter, the Noteholders of such Notes called for redemption shall have no rights in respect thereof except to receive payment of the redemption price from the Trustee and a new Note for any portion not redeemed in any of the Authorized Denominations.

CERTAIN OTHER PROVISIONS

If provision is made for the payment of principal of, premium, if any, and interest on this Note in accordance with the Indenture, this Note shall no longer be deemed outstanding under the Indenture, shall cease to be entitled to the benefits of the Indenture, and shall thereafter be payable solely from the funds provided for payment.

Under certain circumstances as described in the Indenture, the principal of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture. Immediately following any such declaration, the Trustee shall mail notice of such declaration by first class mail to each Noteholder of Notes at his last address appearing on the Note Register. Any defect in or failure to give such notice of such declaration shall not affect the validity of such declaration.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations, if any, of the Company and the Noteholders at any time with the consent of the Holders of a majority in aggregate principal amount of the Notes at the time outstanding which are affected by such modifications. The Indenture also permits amendments and supplements to the Indenture, without requiring the consent of any Noteholders in certain specifically described instances. The Indenture also contains provisions permitting Holders of a majority in aggregate principal amount of the Notes at the time outstanding, on behalf of all the Noteholders, to waive compliance by the Company


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with certain provisions of the Indenture and their consequences. Any such consent or waiver by the Noteholder of this Note shall be conclusive and binding upon such Noteholder and on all future Noteholders of this Note and of any Note issued in lieu hereof whether or not notation of such consent or waiver is made upon this Note. Supplements and amendments to the Indenture may be made only to the extent and in circumstances permitted by the Indenture.

The Noteholder of this Note shall have no right to enforce the provisions of the Indenture, or to institute action to enforce the covenants therein, or to take any action with respect to a default under the Indenture, or to institute, appear in or defend any suit or other proceedings with respect thereto, except as provided under certain limited circumstances described in the Indenture; provided, however, that nothing contained in the Indenture shall affect or impair any right of the Noteholder to enforce (i) the payment of the principal of and premium, if any, and interest on this Note at and after the maturity thereof, or (ii) the obligation of the Company to pay the principal of and premium, if any, and interest on this Note to the Noteholder hereof at the time, place, from the source and in the manner as provided in the Indenture.

The Noteholder of this Note, by acceptance hereof, consents to all of the terms and provisions of the Indenture.

IT IS HEREBY CERTIFIED, RECITED AND DECLARED, that all acts, conditions and things required to exist, happen and be performed precedent to the execution and delivery of the Indenture and the issuance of this Note and the issue of which it is a part, do exist, have happened and have been timely performed in regular form and manner as required by law, and the issuance of this Note, together with all other obligations of the Company, does not exceed or violate any constitutional or statutory limitation of the Company.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature of one of its authorized signers, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

[*The remainder of this page is left blank intentionally*]


149

IN WITNESS WHEREOF, Loudmouth Golf LLC has executed this Note by the manual or facsimile signature of its Chief Executive Officer as of the Date of Original Issue set forth above.

LOUDMOUTH GOLF LLC

By:______________________________
Larry Jackson

Its: Chief Executive Officer

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This Note is one of the Notes described in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By:______________________________

Its:______________________________

Authentication Date: September ___, 2013

Unless this Note is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Company or its agent for registration of transfer, exchange, or payment, and any Note is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.


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[FORM OF ASSIGNMENT]

For value received, the undersigned hereby sells, assigns and transfers unto ___________
____
____

(Name and Address of Assignee)

(Taxpayer I.D. No. ______________________________)

the within Note and does hereby irrevocably constitute and appoint ______________________
_______________________________, the within Note and does hereby irrevocably constitute and appoint ______________________________, attorney to transfer such Note on the books kept for registration and transfer of the within Note, with full power of substitution in the premises.

Dated: ______________________ ________________________________
[Signature]

NOTICE: The signature(s) to this Assignment must correspond with the name as it appears upon the face of the Note in every particular, without alteration or enlargement or any change whatever.

Signature Guaranteed:______________________

NOTICE: Signature(s) must be guaranteed by an eligible guarantor institution as defined by SEC Rule 17Ad-15 (17 CFR 240.17Ad-15) participating in a Securities Transfer Association recognized signature guarantee program.

EXHIBIT B

DESCRIPTION OF NOTES

MATURITY DATES	January 1, 2019
AMOUNT	$5,000,000
INTEREST RATE	7%



EXHIBIT C

LOCATION OF PLACE OF BUSINESS OR CHIEF EXECUTIVE OFFICE

1155 Chess Drive # 102
Foster City, CA 94404


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EXHIBIT D

PRIOR LIENS

[to be added]

EXHIBIT E

ORGANIZATIONAL INFORMATION

Name:	Loudmouth Golf LLC
Jurisdiction of Formation:	Delaware
Employer Identification Number:	20-8329479

EXHIBIT (4)

Form of Subscription Documents



Procedure for the Purchase of Loudmouth Golf, LLC

7% Fixed Rate Secured Note (the "Note"):

If you are interested in purchasing a Note to be issued by Loudmouth Golf, LLC, a Delaware limited liability company (the "Company"), you must:

a) Complete the attached Subscription Agreement (the "Subscription Agreement"):

b) Provide a check or wire transfer payable to "US Bank National Association, as indenture trustee for Loudmouth Golf, LLC"; and

c) Deliver the Subscription Agreement and payment if by check to our dealer-manager:

Lake Forest Securities, LLC
39 S. LaSalle, Suite 716
Chicago, Illinois 60603

d) If payment is by wire transfer, transmit to US Bank National Association as follows:

Wire Instructions: ____________________________________

The minimum subscription is $5,000. The Company may accept or reject any subscription you tender, in whole or in part. This means that the Company may allocate to you a Note in an amount smaller than you subscribed to purchase.

If the Company rejects your subscription in whole, the Company will return this Subscription Agreement and your payment. If the Company accepts only part of your subscription, the Company will return the unused portion of your payment to you without interest, if any.

If the Company accepts your subscription in whole or in part, a copy of the Subscription Agreement will be returned to you, together with a Note in fully registered form that is payable to you in an amount equal to the amount subscribed for, or portion thereof, accepted by the Company. This will confirm your subscription and indicate how much of your subscription the Company has accepted.


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Subscription No. _______

SUBSCRIPTION AGREEMENT

Between Loudmouth Golf, LLC, a Delaware limited liability company (the "Company") and ____________________________ (the "Subscriber").

Subscribed Amount: $______________________

Dated: ____________,2013

WHEREAS, the Subscriber has received and carefully reviewed the Company's "Offering Circular" and other documents provided to Subscriber (collectively the "Disclosure Documents"), pursuant to which the Company is offering to sell up to $5.0 million in principal amount of its 7% Fixed Rate Secured Notes Maturing on January 1, 2019 (each a "Note" and collectively the "Notes"); and

WHEREAS, the Subscriber hereby irrevocably subscribes to acquire from the Company a Note in the original principal amount of the Subscribed Amount specified above; and

WHEREAS, the Subscriber and the Company are entering into this Subscription Agreement to provide for such acquisition and issuance and to establish various rights and obligations in connection therewith;

NOW, THEREFORE, in consideration of the premises and the terms, conditions and covenants herein contained, the parties hereby agree as follows:

1. Subscription. Upon the terms and subject to the conditions set forth in this Subscription Agreement and the Disclosure Documents, the Subscriber hereby subscribes for and agrees to purchase from the Company a Note in the Subscription Amount specified above. A check or wire transfer in full payment of the Subscribed Amount must be delivered to the Company's dealer-manager, Lake Forest Securities, LLC, or to the indenture trustee, US Bank National Association, contemporaneously with the execution and delivery of this Subscription Agreement.

2. Representations and Warranties of Subscriber. The Subscriber represents and warrants to the Company that:

2.1 Review of Disclosure Documents; Access to Information. The Subscriber has received and carefully read the Disclosure Documents. The Subscriber further confirms and represents that Subscriber has been furnished by the Company during the course of this transaction with all information regarding the Company requested by the Subscriber or the Subscriber's advisers; that all documents requested by the Subscriber or the Subscriber's advisers which could be reasonably provided have been made available for the Subscriber's inspection and review; and that the Subscriber has been afforded the opportunity to ask questions of and receive answers from representatives of the Company concerning the Company and the terms and conditions of the offering, and any additional information which the Subscriber requested. The Subscriber acknowledges that the receipt of the Disclosure Documents is not intended to relieve the Subscriber of the Subscriber's obligation, as set forth in this Subscription Agreement, to independently review the Company and its business and prospects.


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2.2 Disclosure Documents. The Subscriber acknowledges that: (a) the Disclosure Documents do not purport to be all-inclusive or to contain all of the information which is relevant to this investment decision; (b) the Company has prepared the Disclosure Documents using the best available information, but does not represent or warrant in any manner the accuracy or completeness of the information; and (c) most of the information in the Disclosure Documents constitute "forward-looking statements" about the Company's strategies, objectives, goals, expectations, results, plans and projections, that will likely differ materially from actual results. All statements other than statements of historical fact are forward-looking statements. The Subscriber acknowledges that he cannot rely on the accuracy of any forward-looking statements.

2.3 Knowledge and Experience. The Subscriber meets those suitability requirements as set forth in the Disclosure Documents (and the Offering Circular in particular). The Subscriber warrants that he, she or it has such knowledge or experience in financial, tax and other business matters that he, she or it is capable, either alone or together with his, her or its purchaser representative (if any), of evaluating the merits and risks of this investment.

2.4 Ability to Bear Loss; Risk Factors. The Subscriber is able to bear the economic risk of the investment, which could result in a total loss of the investment. The Subscriber realizes that there are substantial risk factors associated with an investment in the Note, as described in the Disclosure Documents.

2.5 Opportunity to Consult Advisers. The Subscriber has had the opportunity, and has been encouraged by the Company, to consult the Subscriber's financial, tax and legal advisers in determining whether to invest in the Note.

2.6 Exempt Sale. The Subscriber acknowledges that the Note is being sold by Company in reliance upon an exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A promulgated thereunder, and further acknowledges that the Note must be held indefinitely. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Note unless it is registered under the Act and qualified under applicable state securities or "blue sky" laws or unless an exemption from such registration and qualification requirements is available.

2.7 Legend; Unregistered Securities. It is understood that any certificates or other documents evidencing the Note may bear a legend substantially as follows:

> **"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED. THIS NOTE IS SUBJECT TO THE TERMS OF THE SUBSCRIPTION AGREEMENT UNDER WHICH IT WAS ISSUED."**

The Subscriber hereby agrees that the Company shall be required to refuse to register any transfer of the Note not made pursuant to registration under the Act, or pursuant to an available exemption from registration.


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2.8 No Public Market for Company's Securities. The Subscriber understands that there is no public market for the Note. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register the Note under the Act. The Subscriber further acknowledges that the Company may, if it desires, require as a condition to the transfer of the Note that the Subscriber's request for transfer be accompanied by an opinion of counsel reasonably satisfactory to the Company that the proposed transfer will not violate the Act or any applicable state "blue sky" laws.

2.9 Right of Company to Reject Subscriptions. The Subscriber understands that the Company reserves the unrestricted right to reject or limit any subscription.

2.10 No Representations by Agents or Employees of the Company. The Subscriber hereby represents that, except as set forth in the Disclosure Documents, no representations or warranties have been made to the Subscriber by the Company or any agent, employee or affiliate of the Company and in entering into this transaction, the Subscriber is not relying on any information, other than that contained in the Disclosure Documents and the results of independent investigation by the Subscriber.

2.11 Execution and Delivery of Subscription Agreement. This Subscription Agreement has been duly executed and delivered by the Subscriber and constitutes the legal, valid, binding and enforceable obligation of such Subscriber, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and subject, as to enforceability, to general principles of equity.

2.12 Accuracy of information Provided by Subscriber. The Subscriber hereby represents and warrants that the information furnished by the Subscriber in this Subscription Agreement is true and correct.

2.13 Survival of Representations and Warranties. Each of the representations and warranties in this Section 2 shall survive the execution and delivery of this Subscription Agreement.

2.14 Indemnification of the Company. The Subscriber hereby agrees to hold the Company and its directors, officers, representatives, agents, accountants, attorneys, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by the Subscriber contained herein or any sale or distribution by the undersigned Subscriber in violation of any applicable securities laws.

3. Representations and Warranties of the Company. The Company represents and warrants to the Subscriber that:

3.1 Status of Company. The Company is a limited liability company duly organized, existing and in good standing under the laws of the State of Delaware and has the corporate power to conduct the business which it conducts and proposes to conduct.

3.2 Status of Note. The Note has been duly and validly authorized and when issued and paid for in accordance with the terms hereof, will be valid and binding obligation of the Company enforceable in accordance with its terms.

3.3 Execution and Delivery of Subscription Agreement This Subscription Agreement has been duly executed and delivered by the Company and constitutes the legal, valid, binding and enforceable obligation of the Company, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and subject, as to enforceability, to general principles of equity.

3.4 No Conflict. The execution, delivery or performance of this Subscription Agreement by the Company will not (a) conflict with the Company's Articles of Organization or Operating Agreement, or (b) result in any material breach of any terms or provisions of, or constitute a material default under, any contract, agreement or instrument to which the Company is a party or by which the Company is bound.

3.5 Securities Exemption. The offer, sale and issuance of the Note, are being made pursuant to an exemption from registration provided by Section 3(b) of the Act and Regulation A promulgated thereunder.

3.6 Effect of Breach. The Subscription evidenced by this Subscription Agreement shall be conditioned upon all of the foregoing representations and warranties being true and correct.

3.7 Survival of Representations and Warranties. Each of the representations and warranties in this Section 3 shall survive the execution and delivery of this Subscription Agreement.

3.8 Indemnification of Subscriber. The Company does hereby agree to indemnify and hold harmless the Subscriber from and against any and all loss, damage, liability, cost and expense (including reasonable attorneys' fees) arising out of or relating to a breach by the Company of any of the Company's representations or warranties herein contained.

4. Miscellaneous Terms.

4.1 Notices. Except as otherwise provided in this Subscription Agreement, any notice required or permitted to be given pursuant to the provisions of this Subscription Agreement shall be effective as of the day personally delivered, or if sent by mail, on the third day after deposit with the United States Postal Service, prepaid and addressed to the intended recipient at the address set forth below the signature of such party to this Subscription Agreement or such other address specified in writing by such party pursuant to written notice in accordance herewith, or, if sent by facsimile, when confirmed.

4.2 Integration. This Subscription Agreement constitutes the entire agreement between the parties pertaining to the subject matter of the transactions contemplated by this Subscription Agreement. This Subscription Agreement supersedes all written or oral, prior and contemporaneous agreements, representations, warranties and understandings of the parties with respect thereto.

4.3 Applicable Law. This Agreement and all actions arising out of or in connection with this Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

4.4 Counterparts; Facsimile Signatures. This Subscription Agreement may be executed in several counterparts and all counterparts so executed shall constitute one Subscription Agreement binding on all parties hereto, notwithstanding that all the parties are not signatories to the original or the same counterpart. Facsimile or PDF signatures shall be acceptable as if original signatures had been exchanged.

4.5 Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Subscription Agreement to be illegal, unenforceable or invalid in whole or in part for any reason, such provision shall be adjusted rather than voided, if possible to achieve the intent of the parties to the extent possible, and in any event the validity and enforceability of the remaining sections shall not be affected unless an essential purpose of this Subscription Agreement would be defeated by the loss of the illegal, unenforceable, or invalid provision. Without limiting the foregoing, in the event that any provision of this Subscription Agreement relating to time period and areas of restriction shall be declared by an arbitrator or court of competent jurisdiction to exceed the maximum time period or areas such arbitrator or court deems reasonable and enforceable, the agreed upon time period and areas of restriction shall be deemed to become and thereafter be the maximum time period and areas which said arbitrator or court deems reasonable and enforceable.

4.6 Amendment or Modification. This Subscription Agreement may be amended or modified from time to time only by a written instrument executed by all parties hereto.

4.7 Other Actions. The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

4.8 Taxpayer Identification Number/Backup Withholding Certification. The Subscriber hereby certifies that (a) the taxpayer identification provided under the Subscriber's signature is correct and (b) the Subscriber is not subject to backup withholding because (i) he, she or it has not been notified that it is subject to backup withholding as a result of failure to report interest and dividends or (ii) the Internal Revenue Service has not notified the Subscriber that he, she or it is subject to backup withholding.

[Signature Pages Follow]


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IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the _____day of ___________, 2013.

PRINCIPAL AMOUNT OF PROMISSORY NOTE: $_______________

Signature	Signature (if purchasing jointly)
Name Typed or Printed	Name Typed or Printed
Address	Address
City, State and Zip Code	City, State and Zip Code
Telephone	Telephone
Facsimile	Facsimile
Tax ID# or Social Security #	Tax ID# or Social Security #

Name in which Note should be issued:

____

This Subscription Agreement is agreed to and accepted as of ______________________, 20__ with respect to a Note in the amount of $______________________.

Loudmouth Golf, LLC

By:______________________________
Name:____________________________
Title:_____________________________

INDIVIDUAL INVESTOR SIGNATURE PAGE

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the _____day of ___________, 2013.

PRINCIPAL AMOUNT OF PROMISSORY NOTE: $_______________

______________________________ Name of Entity/Institution	______________________________ Number of Members/Partners (If Applicable)
______________________________ Address	______________________________ Number of Shareholders
______________________________ City, State and Zip Code	______________________________ State of Formation
______________________________ Telephone	______________________________ Date of Formation
______________________________ Facsimile	______________________________ Tax ID# or Social Security # of Institution
______________________________ Signature	______________________________ Facsimile – Business

____

Name (Typed or Printed) and Title/Position of
Individual Signing on Behalf of Entity/Institution

Name in which Note should be issued:

____

Dated: ____________________, 20__

This Subscription Agreement is agreed to and accepted as of ____________________, 20__ with respect to a Note in the amount of $____________________.

Loudmouth Golf, LLC

By:____________________________
Name:__________________________
Title:___________________________

CORPORATE ENTITY/INSTITUTIONAL INVESTOR SIGNATURE PAGE

EXHIBIT (11)


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Opinion of Clark Hill Thorp Reed

Loudmouth Golf, LLC
1155 Chess Drive #102
Foster City, California 94404

Re: Loudmouth Golf, LLC
Offering Statement on Form 1-A

Ladies and Gentlemen:

We are acting as counsel to Loudmouth Golf, LLC, a Delaware limited liability company (the "Company"), in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended (the "Act"), of the Company's Offering Statement on Form 1-A (the "Offering Statement"). The offering Statement covers up to $5,000,000 in principal amount of secured fixed-rate notes (the "Notes"), to be sold from time to time as set forth in the Offering Statement and the offering circular contained therein.

In rendering the opinion expressed below, we have examined originals or copies of: (a) the Offering Statement, in the form filed with the Commission; (b) the subscription agreements; and (c) the form of Note. We have also examined such other instruments, corporate records, certificates of public officials, certificates of officers or other representatives of the Company and other documents as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

We have assumed the following: (a) the geniuneness of all signatures; (b) the authenticity of all documents submitted to us as originals; (c) the conformity to authentic original documents of all documents submitted to us as copies; (d) the truth, accuracy and completeness of the information, factual matters, representations and warranties contained in the records, documents, instruments and certificates we have reviewed as of their stated dates and as of the date hereof; (e) the legal capacity of natural persons; and (f) the absence of any evidence extrinsic to the provisions of the written agreements between the parties that the parties intended a meaning contrary to that expressed by those provisions. As to any facts material to the opinion expressed herein that were not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others.

Based upon the foregoing, and having regarding for such legal considerations as we deem relevant, we are of the following opinion:

When issued and sold by the Company against payment therefor pursuant to the terms of the subscription agreements executed by the investors in the Notes, the Notes will be binding obligations of the Company.


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This opinion is subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws of general applicability, affecting or limiting the rights of creditors, and general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing, and other similar doctrines affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law).

We are admitted to practice in the Commonwealth of Pennsylvania and we express no opinion as to matters governed by any laws other than the laws of the Commonwealth of Pennsylvania and the Federal laws of the United States of America.

This opinion has been prepared for your use in connection with the Offering Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion.

We hereby consent to the filing of this opinion as Exhibit (11) to the Offering Statement and to the reference of our firm under Part 1 of the Offering Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Very truly yours,

CLARK HILL THORP REED


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